14008700

ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Poage Bankshares, Inc.
(Exact Name of Registrant as Specified in Charter)

0001511071
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-________
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

Grant of Continuing Hardship Exemption

December 10, 2014

Applicant: Victor L. Cangelosi

Company Name: Poage Bankshares, Inc.

Form Type: S-1

Period:

Subject document[s]: Financial data of Exhibit 99.1 Appraisal Report for S-1 to be filed approximately 12/12/14.

We considered your continuing hardship exemption request submitted via EDGAR on December 4, 2014 (Accession no. 0000943374-14-000658) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Heather Mackintosh
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ashland, Commonwealth of Kentucky on ________________________, 2014.

POAGE BANKSHARES, INC.

By: /s/ Ralph E. Coffman, Jr.
Ralph E. Coffman, Jr.
President and Chief Executive Officer

{Clients/1254/00229199.DOCX/ }

EXHIBIT 99.3

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Commonwealth Bank, FSB
Mt. Sterling, Kentucky

As Of:
November 7, 2014

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Commonwealth Bank

Mt. Sterling, Kentucky

As Of:

November 7, 2014

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

December 8, 2014

Board of Directors
Commonwealth Bank, FSB
101 Commonwealth Drive
Mt. Sterling, Kentucky 40353

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to be issued stock of Commonwealth Bank, FSB ("Commonwealth" or the "Bank"), Mt. Sterling, Kentucky. Such stock is to be issued in connection with the conversion merger agreement (the "Merger") in which Commonwealth will merge with and into Town Square Bank, Ashland, Kentucky, the wholly owned subsidiary of Poage Bankshares, Inc., also headquartered in Ashland, Kentucky.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by the Bank and the material provided to us by their independent auditor, Faulkner, King & Wenz, PSC, Mt. Sterling, Kentucky, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Commonwealth, with the Bank's conversion counsel, Norton Rose Fulbright, LLP, Houston, Texas, and with Faulkner, King & Wenz, PSC, the Bank's outside auditor. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent Business Plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock, and we can provide no guarantee or assurance that any person who purchases shares of the stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Commonwealth's operations that have an impact on the results of their operations or their financial condition. Further, we will give consideration to any changes in general market conditions or specific changes in the market for publicly traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Bank as determined by this firm, we will make necessary adjustments to the Bank's appraised value in an appraisal update.

It is our opinion that as of November 7, 2014, the pro forma market value or appraised value of the Bank is $1,430,000 at the midpoint, representing 143,000 shares at $10 per share. The pro forma valuation range of the Bank is from a minimum of $1,215,500 to a maximum of $1,644,500, with a maximum, as adjusted, of $1,891,175, representing 121,550 shares, 164,450 shares and 189,118 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Commonwealth Bank, FSB as of November 7, 2014, is $1,430,000, at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS (cont.)

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Commonwealth Bank, F.S.B ("Commonwealth" or the "Bank"), Mt. Sterling, Kentucky, in connection with the merger agreement (the "Merger") in which Commonwealth will merge with and into Town Square Bank, Ashland, Kentucky, the wholly owned subsidiary of Poage Bankshares, Inc., also headquartered in Ashland, Kentucky. The shares of common stock are to be issued in connection with the Bank's Agreement and Plan of Conversion Merger ("Agreement").

Town Square Bank believes that the Conversion Merger is consistent with its goals. Commonwealth will enhance Town Square Bank's retail network in Montgomery County and will give Town Square Bank one office in Montgomery County. The proposed transaction will provide Commonwealth with Town Square's community banking expertise in retail lending and retail deposit products, a stronger capital position, and in addition, customers of Commonwealth are expected to benefit from a broader range of products and services, including enhanced lending capabilities. Town Square, by virtue of its size and greater variety of deposit and loan products will be able to increase services currently offered at Commonwealth.

Commonwealth has historically faced significant challenges with respect to generating positive earnings from its operations and expects to continue to face those same earnings challenges in the future, absent a transaction such as the Conversion Merger. Since Commonwealth does not have the size and financial resources to compete and operate profitably, Commonwealth's board of directors explored various options for Commonwealth that it believed were in the best interest of Commonwealth and its members, even pursuing a standard conversion years ago, which was unsuccessful due to the inability to generate the minimum level of offering proceeds.

The Report is being filed with the Office of the Comptroller of the Currency ("OCC")and the Securities Exchange Commission ("SEC"). The Application for Conversion Merger has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Fulbright & Jaworski LLP, Dallas, Texas.

This conversion appraisal was prepared based on the guidelines used by the OCC entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," in accordance with the OCC application requirements and the Revised Guidelines for Appraisal Reports and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Bank after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares from the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the financial statements for the four fiscal years ended December 31, 2010 through 2013, and unaudited financials for the nine months ended September 30, 2013 and 2014, and discussed them with Commonwealth's management. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Bank's preliminary Form AC and discussed it with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited Commonwealth's main office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Kentucky and the United States. We have also examined the competitive market within which Commonwealth operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly traded thrift stocks in particular. We have examined the performance of selected publicly traded thrift institutions and compared the performance of Commonwealth to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Bank. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Bank in this conversion/merger will subsequently be able to sell such shares at prices similar to the pro forma market value of the Bank as determined in this conversion appraisal.

I. DESCRIPTION OF COMMONWEALTH BANK

GENERAL

Commonwealth Bank, F.S.B. ("Commonwealth") was organized in 1961 as a federal chartered bank. Commonwealth conducts its business from its main office, with its main office located in Mt. Sterling, Kentucky, and the Bank has no branch offices. The Bank's primary retail market area is focused on Mt. Sterling, while the Bank's lending market extends into the surrounding Montgomery County.

Commonwealth's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Bank Insurance Fund ("BIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Commonwealth is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati and is regulated by the OCC. As of September 30, 2014, Commonwealth had assets of $19,272,000 deposits of $15,249,000 and equity of $1,721,000.

Commonwealth has been principally engaged in the business of serving the financial needs of the public in its local community and throughout its primary market area as a community-oriented institution. Commonwealth has been primarily involved in the origination of one- to four-family mortgage loans, which represented 90.3 percent of its gross loans at September 30, 2014, with the primary sources of funds being retail deposits from residents in its local community. The Bank is also an originator of commercial real estate loans, automobile loans, consumer loans, and second mortgage loans. Consumer loans include loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and deposits with other financial institutions of $1.6 million, or 8.2 percent of its assets, excluding FHLB stock which totaled $299,000 or 1.6 percent of assets at September 30, 2014. Deposits, principal payments, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

General (cont.)

The total amount of stock to be sold in the stock conversion will be $1.4 million or 143,000 shares at $10 per share based on the midpoint of the appraised value of $1.4 million. The actual price per share in connection with the merger will be based on the trading price of Poage Bankshares, Inc. The net conversion proceeds will be $830,000, reflecting conversion expenses of approximately $650,000. The Bank will not form an ESOP or a management recognition plan.

The Bank has experienced a minimal deposit increase over the past four fiscal years, with deposits increasing 2.2 percent from December 31, 2010, to December 31, 2013, or an average of 0.5 percent per year. From December 31, 2013, to September 30, 2014, deposits then increased by 0.5 percent or 0.7 percent on an annualized basis, compared to a decrease of 6.4 percent in fiscal 2013.

The Bank has focused on maintaining its loan portfolio during the past four years, on improving its asset quality position, on monitoring its overhead expenses and net interest margin and on maintaining a reasonable equity to assets ratio. Equity to assets decreased from 11.09 percent of assets at December 31, 2010, to 10.55 percent at December 31, 2013, due primarily to the Bank's annual losses in fiscal 2010 through 2013.

The primary lending strategy of Commonwealth has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family mortgage loans, historically, and to a much lesser extent, the origination of commercial real estate, automobile loans, consumer loans and second mortgage loans. In early 2014, the Bank stopped offering fixed-rate one- to four-family mortgage loans.

The Bank's share of one- to four-family mortgage loans has increased slightly from 88.4 percent of gross loans at December 31, 2012, to 90.3 percent as of September 30, 2014. The share of commercial real estate loans increased from 1.9 percent of loans to 3.6 percent of loans, and automobile and consumer, combined, loans decreased from 9.5 percent of loans to 6.1 percent from December 31, 2012, to September 30, 2014. All types of real estate loans, as a group, increased modestly from 90.5 percent of gross loans at December 31, 2012, to 93.9 percent at September 30, 2014. The increase in real estate loans was offset by the Bank's decreases in consumer loans and automobile loans. The Bank's share of automobile loans witnessed a decrease in their share of loans from 4.6 percent at December 31, 2012, to 1.6 percent at September 30, 2014, and the Bank's share of consumer loans decreased from 4.9 percent to 4.5 percent during the same time period.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a reasonable level of general valuation allowances and also in recognition of the Bank's level of nonperforming assets. At December 31, 2012, Commonwealth had $158,000 in its loan loss allowance or 1.05 percent of gross loans, and 43.1 percent of nonperforming assets, with the loan loss allowance remained at $158,000 and represented a lower 0.99 percent of gross loans and a higher 52.8 percent of nonperforming assets at September 30, 2014.

PERFORMANCE OVERVIEW

The financial position of Commonwealth at fiscal year end December 31, 2010, through December 31, 2013, and at September 30, 2014, is shown in Exhibits 1 and 2, and the earnings performance of Commonwealth for the fiscal years 2010 through 2013 and for the nine months ended September 30, 2014, is shown in Exhibits 3 and 4. Commonwealth has experienced a reduction in its loan portfolio and asset base, a slight increase in cash and investments, and a slight decrease in retail deposits from 2010 through 2013. The most recent trend for the Bank from December 31, 2013, through September 30, 2014, was a minimal increase in assets, a modest decrease in cash and investments, a modest increase in loans with a minimal increase in deposits.

With regard to the Bank's historical financial condition, Commonwealth has experienced a modest decrease in assets from December 31, 2011, through December 31, 2013, with a stronger decrease in loans, a modest increase in deposits and a moderate decrease in the dollar level of equity over the past two calendar years (reference Exhibit 5).

The Bank witnessed a decrease in assets of $983,000 or 4.8 percent for the period of December 31, 2011, to December 31, 2013, representing an average annual decrease of 2.4 percent. For the nine months ended September 30, 2014, assets decreased $117,000 or 0.6 percent. Over the past two fiscal periods, the Bank experienced its largest dollar decrease in assets of $535,000 in fiscal year 2013, due primarily to an $870,000 decrease in cash and investments, with a $1.1 million decrease in deposits and a $515,000 increase in FHLB advances.

Commonwealth's net loan portfolio, which includes mortgage loans and nonmortgage loans, decreased from $16.4 million at December 31, 2011, to $15.6 million at December 31, 2013, and represented a total decrease of $852,000, or 5.2 percent. The average annual decrease during that period was 2.6 percent. For the nine months ended September 30, 2014, net loans increased $234,000 or 1.5 percent to $15.8 million.

Performance Overview (cont.)

Commonwealth has obtained funds through deposits and FHLB advances with a moderate use of FHLB advances totaling $2.3 million at September 30, 2014. The Bank's competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for competing for retail deposits. Deposits increased $506,000 or 3.5 percent from fiscal 2011 to 2013, representing an average annual rate of increase of 1.7 percent, and decreased $1.1 million or 6.5 percent to $15.1 million at December 31, 2013, from December 31, 2012. For the nine months ended September 30, 2014, deposits increased by $150,000 or 1.0 percent to $15.2 million.

The Bank witnessed a decrease in its dollar equity level from 2011 to 2013. Equity also decreased in the nine months ended September 30, 2014. At December 31, 2011, the Bank had an equity level of $2.3 million, representing an 11.14 percent equity to assets ratio and decreased to $1.9 million at December 31, 2013, representing a lower 9.66 percent equity to assets ratio. At September 30, 2014, equity was a moderately lower $1.7 million and a moderately lower 8.93 percent of assets.

The overall decrease in the equity to assets ratio from December 31, 2011, to September 30, 2014, was the result of the Bank's annual losses, which continued in the nine months ended September 30, 2014. The dollar level of equity decreased 17.5 percent from December 31, 2011, to December 31, 2013, representing an average annual decrease of 8.77 percent, and then decreased 8.1 percent from December 31, 2013, through September 30, 2014.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Commonwealth. This table provides key income and expense figures in dollars for the fiscal years of 2011 through 2013, and for the nine months ended September 30, 2013 and 2014.

Commonwealth witnessed a moderate decrease in its dollar level of interest income from fiscal 2011 to fiscal 2013. Interest income was $930,000 in 2011 and a lower $773,000 in 2013. Interest income then increased slightly in the nine months ended September 30, 2014, to $598,000 or $797,000, annualized, compared to $773,000 in 2013.

The Bank's interest expense also experienced a large decrease from fiscal year 2011 to 2013. Interest expense decreased from $241,000 in 2011 to $138,000 in 2013, representing a decrease of $103,000 or 42.7 percent. Interest income decreased a larger $157,000 or 16.9 percent. Such decrease in interest income from 2011 through 2013, notwithstanding the smaller decrease in interest expense, resulted in a dollar decrease in annual net interest income and a decrease in net interest margin. Interest expense then decreased in the nine months ended September 30, 2014, to $78,000 or $104,000, annualized, compared to $138,000 in interest expense in fiscal 2013. Interest income was $598,000 in the nine months ended September 30, 2013 and 2014, or $797,000, annualized.

The Bank has made provisions for loan losses in two of the past three fiscal years of 2011 through 2013 and made no provisions in the nine months ended September 30, 2014. The amounts of those provisions were determined in recognition of the Bank's levels of loans, nonperforming assets, charge-offs and repossessed assets. The loan loss provisions were $60,000 in 2011 and $128,000 in 2012. The impact of these loan loss provisions has been to provide Commonwealth with a general valuation allowance of $158,000 at September 30, 2014, or 0.99 percent of gross loans and 54.3 percent of nonperforming loans.

Total other income or noninterest income indicated a decrease in dollars from 2011 to 2013. Noninterest income was $349,000 or 1.71 percent of assets in 2011 and a lower $132,000 in fiscal year 2011 or 0.68 percent of assets, including $90,000 in banking service charges in 2013. In the nine months ended September 30, 2014, noninterest income was $55,000, representing 0.29 percent of assets on an annualized basis. Noninterest income consists primarily of service charges and other income.

The Bank's general and administrative expenses or noninterest expenses decreased from $987,000 for the fiscal year of 2011 to $891,000 for the fiscal year ended December 31, 2013, representing an average annual decrease of 4.9 percent and then increased to $969,000 for the nine months ended September 30, 2014, on an annualized basis, representing an increase of 8.8 percent from fiscal 2013. On a percent of average assets basis, operating expenses decreased from 4.83 percent of average assets for the fiscal year ended December 31, 2011, to 4.35 percent for the fiscal year ended December 31, 2013, and then increased to 5.05 percent for the nine months ended September 30, 2014, annualized.

The net earnings position of Commonwealth has indicated some volatility from 2011 through 2013 and in the nine months ended September 30, 2014. The annual net income (loss) figures for the fiscal years of 2011, 2012 and 2013 were $(3,000), $(273,000) and $(124,000), respectively, representing returns on average assets of (0.01) percent, (1.50) percent and (0.62) percent for fiscal years 2011, 2012 and 2013, respectively. For the nine months ended September 30, 2014, Commonwealth incurred a net loss of $152,000, representing a return on average assets of (1.06) percent, annualized.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended September 30, 2014. The Bank's normalized earnings typically eliminate any nonrecurring income and expense items. There were no income or expense adjustments, resulting in the normalized loss being equal to actual loss of $152,000.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's

Income and Expense (cont.)

return on average assets changed from (1.50) percent in fiscal year 2012, to (0.62) percent in 2013, impacted by higher overhead expenses. Return on average assets was (1.06) percent, annualized, for the nine months ended September 30, 2014, also impacted by overhead expenses.

The Bank's net interest rate spread decreased from 4.52 percent in 2012 to 4.45 percent in 2013 and then decreased to 4.35 percent for the nine months ended September 30, 2014. The Bank's net interest margin indicated a similar trend, decreasing from 4.61 percent in 2012 to 4.43 percent in 2013 and then decreased to 4.40 percent for the nine months ended September 30, 2014. Commonwealth's net interest rate spread decreased 51 basis points from 2012 to 2013 and then decreased 10 basis points in the nine months ended September 30, 2014. The Bank's net interest margin followed a similar trend, decreasing 18 basis points from 2012 to 2013 and then decreasing 3 basis point for the nine months ended September 30, 2014.

The Bank's negative return on average equity decreased from 2012 to 2013. The return on average equity changed from (14.19) percent in 2012, to (6.40) percent in 2013, and then increased to (11.28) percent, annualized, for the nine months ended September 30, 2014.

Commonwealth's ratio of average interest-earning assets to interest-bearing liabilities decreased moderately from 108.08 percent at December 31, 2012, to 97.14 percent at December 31, 2013, and then increased to 107.20 percent at September 30, 2014. The Bank's overall decrease in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's larger decrease in its interest-bearing assets.

The Bank's ratio of noninterest expenses to average assets decreased from 4.50 percent in fiscal year 2012 to 4.44 percent in fiscal year 2013 and then increased to 5.05 percent, based on the nine months ended September 30, 2014, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 59.76 percent for all thrifts and 82.15 percent for thrifts with assets of less than $100.0 million, with the lower the ratio indicating higher efficiency. The Bank has been characterized with a much lower level of efficiency historically reflected in its higher efficiency ratio, which decreased from 125.48 percent in 2012 to 116.38 percent in 2013 and then increased to 126.43 percent in the nine months ended September 30, 2014.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total loans is a key indicator of asset quality. Commonwealth witnessed an increase in its nonperforming loans ratio from 2012 to 2013, which then increased further in the nine months ended September 30, 2014, and the ratio is currently above the industry norm. Nonperforming loans, by definition, consist of loans delinquent 90 days or more, troubled debt restructurings that have not been performing for at least three months, and nonaccruing loans. Commonwealth's nonperforming loans consisted of nonaccrual loans and loans delinquent 90 days or more. The ratio of nonperforming loans to total loans was 1.82 percent at September 30, 2014, increasing from 1.62 percent at December 31, 2013, and increasing from 0.13 percent at December 31, 2012.

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 1.05 percent of loans at December 31, 2012, and decreased to 1.03 percent at December 31, 2013, then decreased to 0.99 percent of loans at September 30, 2014. As a percentage of nonperforming loans, Commonwealth's allowance for loan losses to nonperforming loans was 831.58 percent at December 31, 2012, and a much lower 63.49 percent at December 31, 2013, and a still lower 54.30 percent at September 30, 2014.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2012 and 2013, for the nine months ended September 30, 2013 and 2014, can be seen in Exhibit 9, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Commonwealth's weighted average yield on its loan portfolio decreased 40 basis points from fiscal year 2012 to 2013, from 5.75 percent to 5.35 percent and then decreased 29 basis points to 5.06 percent for the nine months ended September 30, 2014. The Bank had no other key categories of interest-earning assets. As a result, the combined weighted average yield on all interest-earning assets decreased 40 basis points to 5.35 percent from fiscal year 2012 to 2013 and then decreased 29 basis points to 5.06 percent for the nine months ended September 30, 2014.

Commonwealth's weighted average cost of interest-bearing liabilities decreased 29 basis points to 0.71 percent from fiscal year 2012 to 2013. The Bank's cost of borrowings decreased 27 basis points to 2.43 percent from 2012 to 2013, while the Bank's cost of funds decreased 33 basis points, which was less than the Bank's 40 basis point decrease in yield, resulting in a decrease in the Bank's net interest rate spread of 7 basis points from 4.52 percent to 4.45 percent from 2012 to 2013. Then the Bank's interest rate spread decreased 10 basis points to 4.35 percent for the nine months ended September 30, 2014. The Bank's net interest margin decreased from 4.61 percent in fiscal year 2012 to 4.43 percent in fiscal year 2013, representing a decrease of 18 basis points, and then decreased 3 basis points to 4.40 percent for the nine months ended September 30, 2014.

INTEREST RATE SENSITIVITY

Commonwealth has monitored its interest rate sensitivity position and focused on maintaining a reasonable level of interest rate risk exposure by maintaining a moderate share of adjustable-rate residential mortgage loans and a modest share of commercial real estate loans to offset its share of fixed-rate residential mortgage loans. Commonwealth recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and economic value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in economic value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to reduce their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Commonwealth has responded to the interest rate sensitivity issue by increasing its shares of adjustable-rate one to four family loans and controlling its fixed-rate one- to four-family loans.

The Bank measures its interest rate risk through the use of its economic value of equity ("EVE") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The EVE for the Bank is calculated on a quarterly basis by an outside firm, showing the Bank's EVE to asset ratio, the dollar change in EVE, and the change in the EVE ratio for the Bank under rising and falling interest rates. Such changes in EVE ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, sale of fixed-rate loans, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 10 provides the Bank's EVE levels and ratios as of September 30, 2014, based on the most recent calculations and reflects the changes in the Bank's EVE levels under rising and declining interest rates.

The Bank's change in its EVE level at September 30, 2014, based on a rise in interest rates of 100 basis points was a 13.4 percent decrease, representing a dollar decrease in equity value of $332,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's EVE level was estimated to increase 12.5 percent or $313,000 at September 30, 2014. The Bank's exposure increases to a much higher 27.9 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $696,000. The Bank's exposure is not reasonably measurable based on a 200 basis point decrease in interest rates, due to the currently low level of interest rates.

The Bank's post shock EVE ratio based on a 200 basis point rise in interest rates is 9.89 percent and indicates a 270 basis point decrease from its 12.59 percent based on no change in interest rates.

The Bank is aware of its interest rate risk exposure under rapidly rising rates and falling rates. The Bank will continue to focus on maintaining a reasonable EVE ratio.

LENDING ACTIVITIES

Commonwealth has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings and, to a much lesser extent, on commercial real estate loans, automobile loans and consumer loans. Exhibit 11 provides a summary of Commonwealth's loan portfolio by loan type at December 31, 2012 and 2013, and at September 30, 2014.

The primary loan type for Commonwealth has been residential loans secured by one- to four-family dwellings, representing a strong 90.3 percent of the Bank's gross loans as of September 30, 2014. This share of loans has seen a slight increase from 88.4 percent at December 31, 2012. The second largest loan type as of September 30, 2014, was consumer loans, which comprised 4.5 percent of gross loans at September 30, 2014, compared to 4.9 percent as of December 31, 2012. The third largest loan type was commercial real estate loans, which comprised a modest 3.6 percent of gross loans at September 30, 2014, compared to a lesser 1.9 percent at December 31, 2012. These three loan categories represented a strong 98.4 percent of gross loans at September 30, 2014, compared to a lesser 95.4 percent of gross loans at December 31, 2012.

The automobile loan category was the smallest loan category at September 30, 2014, and represented a modest $255,000 or 1.6 percent of gross loans compared to 4.6 percent at December 31, 2012. Automobile loans were the second largest loan category at December 31, 2012.

The emphasis of Commonwealth's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Montgomery County. At September 30, 2014, 90.3 percent of Commonwealth's gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers two types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of three years and five years. The interest rates on ARMs are generally indexed to the weekly average yield on U.S. Treasury rate securities adjusted to a constant maturity of one year. ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and 5.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index. The Bank normally retains all ARMs which it originates. The majority of ARMs have terms of up to 30 years, which is the maximum term offered, with some loans having terms of 15 and 20 years. The Bank no longer offers fixed-rate residential mortgage loans. This change was initiated earlier in 2014.

The Bank's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank's other key mortgage loan product is a fixed-rate mortgage loan with Commonwealth's fixed-rate mortgage loans having terms of 10 years, 15 years, 20 years and 30 years with a focus on 15 years or less. Fixed-rate mortgage loans have a maximum term of 30 years.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Commonwealth, even though the Bank is permitted to make loans up to a 95.0 percent loan-to-value ratio. While the Bank does make loans up to 95.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio for adjustable-rate loans. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 85.0 percent.

NONPERFORMING ASSETS

Commonwealth understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions were confronted with rapid increases in their levels of nonperforming assets in the past few years and were forced to recognize significant losses, setting aside major valuation allowances. Such trend has now reversed, with problem assets and valuation allowances now decreasing.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans and nonowner-occupied single-family loans. Commonwealth has been faced with a rise in its level of nonperforming assets, with nonperforming assets increasing modestly in the nine months ended September 30, 2014.

Exhibit 12 provides a summary of Commonwealth's delinquent loans at December 31, 2012 and 2013, and at September 30, 2014, indicating an overall decrease in the dollar amount of delinquent loans from December 31, 2012, to September 30, 2014. The Bank had $68,000 in loans delinquent 30 to 89 days at September 30, 2014. Loans delinquent 90 days or more totaled $186,000 at September 30, 2014, with these two categories representing 1.59 percent of gross loans, with most of them one- to four-family real estate loans. At December 31, 2012, delinquent loans of 30 to 89 days totaled $348,000 or 2.32 percent of gross loans and loans delinquent 90 days or more totaled $19,000 or 0.12 percent of gross loans for a combined total of $367,000 and a share of 2.44 percent of gross loans, compared to a lower $254,000 and a lower 1.59 percent of gross loans at September 30, 2014.

It is normal procedure for Commonwealth's board to review loans delinquent 90 days or more on a monthly basis, to assess their collectibility and possibly commence foreclosure proceedings. When a loan is delinquent 15 days, the Bank sends a reminder notice to the borrower and may be accompanied by a phone call, and after 30 days delinquency, another letter is sent. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends an additional notice 45 days of delinquency. When the loan becomes delinquent 90 days, the Bank will make a decision as to whether and when to initiate foreclosure proceedings, based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 150 to 180 days and no workout agreement has been reached.

Exhibit 13 provides a summary of Commonwealth's nonperforming assets at December 31, 2012 and 2013, and at September 30, 2014. Nonperforming assets, by definition, include loans 90 days or more past due, nonaccruing loans, troubled debt restructurings that have not performed, and repossessed assets. The Bank carried a lower level of nonperforming assets at September 30, 2014, than at December 31, 2012, or December 31, 2013. Commonwealth's level of nonperforming assets was $367,000 at December 31, 2012, and a lower $315,000 at December 31, 2013, which represented 1.84 percent of assets in 2012 and 1.64 percent in 2013. The Bank's nonperforming assets included no nonaccrual loans, $15,000 in loans 90 days or more past due and $352,000 in real estate owned for a total of $367,000 at December 31, 2012, with $63,000 in real estate owned, $147,000 loans 90 days or more past due, and $105,000 in nonaccrual loans at December 31, 2013, for a total of $315,000. At September 30, 2014, nonperforming assets were a slightly lower $299,000 or 1.55 percent of assets and included $186,000 in loans 90 days or more past due, $105,000 in nonaccrual loans and $8,000 in real estate owned.

Commonwealth's levels of nonperforming assets were similar to its levels of classified assets. The Bank's ratios of classified assets to assets, excluding special mention assets, were 3.43 percent of assets at December 31, 2012, 1.63 percent at December 31, 2013, and 1.59 percent at September 30, 2014 (reference Exhibit 14). The Bank's classified assets consisted of $306,000 in substandard assets, with no assets classified as doubtful or loss at September 30,

Nonperforming Assets (cont.)

2014. The Bank had no assets classified as loss or doubtful at December 31, 2012, or December 31, 2013.

Exhibit 15 shows Commonwealth's allowance for loan losses at December 31, 2012 and 2013, and at September 30, 2014, indicating the activity and the resultant balances. Commonwealth has witnessed no change in its balance of allowance for loan losses from $158,000 at December 31, 2012, to $158,000 at September 30, 2014. The Bank had provisions for loan losses of $129,000 in fiscal 2012, none in 2013, and none in the nine months ended September 30, 2014.

The Bank had total charge-offs of $21,000 in 2012 and $4,000 in 2013, with total recoveries of $5,000 in 2012 and $6,000 in 2013. The Bank had charge-offs in the nine months ended September 30, 2014, of $7,000 and recoveries of $5,000. The Bank's ratio of allowance for loan losses to gross loans was 1.05 percent at December 31, 2012, and a lower 0.99 percent at September 30, 2014, due to a higher loan balance. Allowance for loan losses to nonperforming loans was 43.05 percent at December 31, 2012, and a higher 52.84 percent at September 30, 2014.

DEPOSIT COMPOSITION

The mix of deposits by amount at December 31, 2012 and 2013, and at September 30, 2014, is provided in Exhibit 16. There has been a moderate change in total deposits and a modest change in the deposit mix during this period. Total deposits have decreased from $16.2 million at December 31, 2012, to $15.2 million at September 30, 2014, representing a decrease of $965,000 or 6.0 percent. Total certificates of deposit have decreased from $7.6 million at December 31, 2012, to $6.7 million at September 30, 2014, representing a decrease of $963,000 or 12.6 percent, while savings, transaction and MMDA accounts have decreased $2,000 from $8,571,000 at December 31, 2012, to $8,569,000 at September 30, 2014 or zero percent.

Exhibit 17 provides a breakdown of certificates by maturity as of September 30, 2014. A strong 78.2 percent of the Bank's certificates of deposit mature in one year or less. The second largest category of certificates based on maturity was certificates maturing in one to three years, which represented 13.6 percent of certificates.

BORROWINGS

Commonwealth has made modest use of FHLB advances in each of the years ended December 31, 2012 and 2013, and in the nine months ended September 30, 2014. The Bank had total FHLB advances of $2.3 million at September 30, 2014, increasing from $2.2 million at December 31, 2013, and at $1.7 million at December 31, 2012.

SUBSIDIARIES

Commonwealth has no subsidiaries.

OFFICE PROPERTIES

Commonwealth had one office at September 30, 2014, with its home office located in Mt. Sterling. Commonwealth owns its office. At September 30, 2014, the Bank's total investment in fixed assets, based on depreciated cost, was $1.5 million or 7.84 percent of assets.

MANAGEMENT

The president and chief executive officer of Commonwealth is Mr. Ryan Steger (reference Exhibit 19). Mr. Steger joined the Bank in 2002 as a loan officer. After serving as the Bank's executive vice president, in July 2009 he became co/president/co-chief executive officer. In January 2012 he became the sole president and chief executive officer. Mr. Curt Steger was hired by Commonwealth Bank on July 3, 1978. In January 1981, he became the president and chief executive officer until July 2009, when he became co-president/co-chief executive officer. In January of 2012, he became executive vice president and chief operating officer. Ms. Vickie

Management (cont.)

Earley was hired by Commonwealth Bank on December 16, 1985, as an assistant bookkeeper and in 1988 became the Bank's head bookkeeper. In 2002, Ms. Early became senior vice president.

II. DESCRIPTION OF PRIMARY MARKET AREA

Commonwealth Bank's market area is focused on Montgomery County, Kentucky. Exhibit 20 shows the trends in population, households and income for Montgomery County, Kentucky and the United States. The population trends indicate stronger increases in Montgomery County than in Kentucky or the United States for the period from 2000 to 2010. Montgomery County's population increased by 17.5 percent, while population in Kentucky increased at a rate of 7.4 percent and the United States' population increased by 9.7 percent during the same time period. Through 2019, population is projected to increase by 4.0 percent, 4.3 percent and 6.2 percent in Montgomery County, Kentucky and the United States, respectively.

More important is the trend in households. Montgomery County experienced a 17.2 percent increase in households from 2000 through 2010, compared to increases of 7.4 percent in Kentucky and 10.7 percent in the United States. Montgomery County is projected to continue to increase in households from 2010 through 2019 by 4.0 percent, as are Kentucky at 4.9 percent and the United States at 6.6 percent.

Montgomery County had 2000 per capita income of a lower $16,701, less than Kentucky at $18,063 and the United States at $22,162. Per capita income increased in Montgomery County and the United States from 2000 to 2010. Montgomery County's per capita income increased to $19,145, Kentucky's per capita income increased to $22,200 and the United States' per capita income increased to $26,059 through 2010. In 2000, median household income in Montgomery County was a lower $31,746, less than Kentucky at $33,672 and the United States with a median household income $41,994. Median household income increased from 2000 to 2010 by 2.5 percent, 21.7 percent, and 19.2 percent to $32,531, $40,990 and $50,046 in Montgomery County, Kentucky and the United States, respectively. All areas are also projected to show increases in their median household income levels from 2010 through 2019. Montgomery County is projected to experience a median household income increase of 33.4 percent to $43,412, while Kentucky and the United States are projected to increase by

17.1 percent and 19.1 percent, respectively, to $47,993 and $56,599 median household income, respectively, from 2010 to 2019.

Exhibit 21 provides a summary of key housing data for Montgomery County, Kentucky and the United States. In 2000, Montgomery County had a higher rate of owner-occupancy of 71.4 percent, with Kentucky at 70.8 percent and the United States at a lower 66.2 percent owner-occupancy rate in 2000. As a result, Montgomery County supported a lower rate of renter-occupied housing of 28.6 percent, compared to 29.2 percent in Kentucky and 33.8 percent in the United States. In 2010, owner-occupied housing decreased slightly in Montgomery County to 67.9 percent, decreased in Kentucky to 68.7 percent and in the United States to 65.4 percent. Conversely, the renter-occupied rates increased slightly in all areas: in Montgomery County to 32.1 percent, in Kentucky to 31.3 percent and in the United States to 34.6 percent.

Montgomery County's 2000 median housing value was $82,100, lower than Kentucky's median housing value of $86,700 and the United States' median housing value of $119,600. The 2000 median rent in Montgomery County was $420, which was again lower than Kentucky's median rent of $445 and the United States' median rent of $602. In 2010, median housing values had increased in Montgomery County to $96,300, in Kentucky to $119,400 and the United States to $186,200. The 2010 median rent levels were $548, $608 and $871 in Montgomery County, Kentucky and the United States, respectively.

In 2000, the major source of employment for Montgomery County by industry group, based on share of employment, was the services industry at 37.4 percent. The services industry was also responsible for the majority of employment in Kentucky and the United States with 45.7 percent of jobs in Kentucky and 46.7 percent in the United States (reference Exhibit 22). The manufacturing industry was the second major employer in Montgomery County and Kentucky at 24.7 percent and 17.6 percent, respectively, but was the third largest employer in the United States at 14.1 percent The wholesale/retail trade group was the third major overall employer in

Description of Primary Market Area (cont.)

Montgomery County and Kentucky at 17.8 percent and 15.5 percent, and the wholesale/retail trade group was the second major overall employer in the United States with 15.3 percent of employment. The agriculture/mining group, construction group, transportation/utilities, information and finance/insurance/real estate group combined to provide 20.2 percent of employment in Montgomery County, 24.1 percent of employment in Kentucky and 23.9 percent in the United States.

In 2010, the services industry, manufacturing industry and wholesale/retail trade industry provided the first, second and third highest levels of employment, respectively, for Montgomery County and the United States, while Kentucky's wholesale/retail and manufacturing industries were the second and third highest employers. The services industry accounted for 38.2 percent, 48.9 percent and 51.2 percent in Montgomery County, Kentucky and the United States, respectively. The manufacturing trade industry provided for 25.2 percent, 14.6 percent and 15.0 percent in Montgomery County, Kentucky and the United States, respectively. The wholesale/retail trade group provided 16.5 percent, 14.6 percent and 14.8 percent of employment in Montgomery County, Kentucky and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Employees	Product/Service
Nestle USA	958	Mfg. Hot/Lean Pockets
Cooper Standard	650	Automotive Hoses
Kyosan Denso of Kentucky	536	Automotive Fuel System Parts
Masco Cabinetry LLC	390	Kitchen/Bath Cabinets
Pentair Tech. Products	360	Electrical &Electrical Enclosure
Summit Polymers	254	Molded Plastics for Autos
Regal Beloit	230	Hermetic Motors
The Walker Co.	173	Limestone, Concrete, Asphalt

The unemployment rate is another key economic indicator. Exhibit 23 shows the unemployment rates in Montgomery County, Kentucky and the United States in 2010 through September of 2014. Montgomery County has been characterized by higher unemployment rates as has Kentucky, when compared to the United States. In 2010, Montgomery County had a higher unemployment rate of 11.5 percent, compared to unemployment rates of 10.2 percent in Kentucky and 9.6 percent in the United States. Montgomery County's unemployment rate decreased in 2011 as did Kentucky's and that of the United States to 10.6 percent, 9.5 percent and 8.9 percent, respectively. In 2012, Montgomery County's rate of unemployment decreased to 8.4 percent compared to a decrease to 8.3 percent in Kentucky and 8.1 percent in the United States. In 2013, all areas had decreases in unemployment to 8.2 percent, 8.3 percent, and 7.4 percent in Montgomery County, Kentucky and the United States, respectively.

Exhibit 24 provides deposit data for banks and thrifts in Montgomery County. Commonwealth's deposit base in Montgomery County was slightly more than $15.3 million or a 100 percent share of the total thrift deposits and a much smaller 3.0 percent share of the total deposits, which were approximately $507 million as of June 30, 2014. The market area is dominated by banks, with bank deposits accounting for approximately 97.0 percent of deposits at June 30, 2014.

Exhibit 25 provides interest rate data for each quarter for the years 2010 through the third quarter of 2014. The interest rates tracked are the Prime Rate, as well as 90-Day and One-Year Treasury Bills and Thirty-Year Treasury Notes. Short term interest rates experienced a declining trend in 2010 and 2011, a slightly rising trend in 2012, a stable trend in 2013 and 2014 for short-term Treasury Bills.

SUMMARY

In summary, population increased by a higher 17.5 percent in Montgomery County from 2000 to 2010, while the number of households increased at a similar rate, historically. Such growth is projected to decrease significantly to 4.0 percent for population and households, both modestly below Kentucky. The 2010 per capita income and median household income levels in Montgomery County were below state and national levels. Also, Montgomery County's unemployment rates have been higher than both state and national rates. According to the 2010 Census, median housing values were $96,300, $119,400, and $186,200 for Montgomery County, Kentucky and the United States, respectively, with Montgomery County indicating a lower housing value.

The Bank holds deposits of 100.0 percent of all thrift deposits in the market area as of June 30, 2014, representing a 3.0 percent share of the total deposit base of approximately $307.0 million.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Bank is the selection of an appropriate group of publicly traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Bank's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly traded, FDIC-insured thrifts in the United States and all publicly traded, FDIC-insured thrifts in the Midwest region and in Kentucky.

Exhibits 26 and 27 present Share Data and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 181 publicly traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 26 and 27 also subclassify all thrifts by region, including the 55 publicly traded Midwest thrifts ("Midwest thrifts") and the single publicly traded thrift in Kentucky ("Kentucky thrift"), and by trading exchange. Exhibit 26 presents prices, pricing ratios and price trends for all publicly traded FDIC-insured thrifts.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of the Bank as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of the Bank's basic operation.

Introduction (cont.)

The general parameter requirements for the selection of the peer group candidates included a maximum asset size limit of $750 million, a trading exchange requirement that each candidate be traded on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange or the NASDAQ, a geographic parameter that eliminates potential candidates located in the Southwest and West, a merger and acquisition parameter that eliminates any potential candidate that is involved in a merger and acquisition transaction, and a recent conversion parameter that eliminates any institution that has not been converted from mutual to stock for at least four quarters or prior to September 30, 2014. Due to the general parameter requirement related to trading on NASDAQ or one of the other two major stock exchanges, the size of the peer group institutions results in larger institutions.

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

Due to lack of comparability, there are no mutual holding companies included as potential comparable group candidates.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition prior to November 7, 2014, due to the price impact of such a pending transaction. The thrift institutions listed on the following page were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Merger/Acquisition (cont.)

Institution	State
LSB Financial Corporation	Indiana
Fed First Financial Corp.	Pennsylvania
TF Financial Corp.	Pennsylvania

There are no pending merger/acquisition transactions involving thrift institutions that were potential comparable group candidates in the Bank's city, county or market area as indicated in Exhibit 29.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 181 publicly traded, FDIC-insured savings institutions, excluding the 41 mutual holding companies, 8 are traded on the New York Stock Exchange, none are traded on the American Stock Exchange and 108 are traded on NASDAQ. There were an additional 26 traded over the counter and 39 institutions are listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to September 30, 2014, in order to insure at least four consecutive quarters of reported data as a publicly traded institution. The resulting parameter is a required IPO date prior to October 1, 2013.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to the Bank, including the Southwest and West regions.

The geographic location parameter consists of the Midwest, North Central, Southeast and Northeast regions for a total of fifteen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The total asset size for any potential comparable group institution was $750 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to the Bank, with assets of approximately $19 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 41 publicly traded mutual holding companies as well between those 41 entities and the larger universe of conventional, publicly traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned.

SUMMARY

Exhibits 30 and 31 show the 56 institutions considered as comparable group candidates after applying the general parameters, with the outlined institutions being those ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 30. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from the Bank with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from the Bank. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to assets, excluding mortgage-backed securities, was 8.2 percent at September 30, 2014, and reflects the Bank's share of investments lower than the national and state averages of 12.9 percent and 12.8 percent, respectively. The Bank's investments have consisted entirely of interest-bearing deposits. For its two most recent fiscal years ended December 31, 2013, the Bank's average ratio of cash and investments to assets was a higher 11.55 percent, ranging from a high of 13.63 percent in 2012 to a low of 9.47 percent in 2013.

The parameter range for cash and investments is has been defined as 30.0 percent or less of assets, with a midpoint of 15.0 percent.

Mortgage-Backed Securities to Assets

At September 30, 2014, the Bank had no mortgage-backed securities, significantly lower than the national average of 10.2 percent and the regional average of 7.9 percent for publicly traded thrifts. The Bank's two most recent fiscal year average is also zero, still lower than industry averages.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 30.0 percent or less of assets and a midpoint of 15.0 percent.

One- to Four-Family Loans to Assets

The Bank's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, excluding construction

One- to Four-Family Loans to Assets (cont.)

loans and including home equity loans, represented 74.7 percent of the Bank's assets at September 30, 2014, which is similar to its ratio of 72.7 percent at December 31, 2013, and higher than its ratio of 66.6 percent at December 31, 2012. The parameter for this characteristic is 55.00 percent of assets or less in one- to four-family loans with a midpoint of 27.50 percent.

Total Net Loans to Assets

At September 30, 2014, the Bank had a 81.9 percent ratio of total net loans to assets and a lower two fiscal year average of 77.1 percent, compared to the national average of 68.9 percent and the regional average of 66.4 percent for publicly traded thrifts. The Bank's ratio of total net loans to assets changed from 74.7 percent at December 31, 2012, to 79.8 percent at December 31, 2013.

The parameter for the selection of the comparable group is from 45.0 percent to 90.0 percent with a midpoint of 67.5 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to the Bank.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, the Bank's shares of mortgage-backed securities to assets and total net loans to assets were zero percent and 81.9 percent, respectively, for a combined share of 81.9 percent. Recognizing the industry and regional ratios of 68.6 percent and 66.0 percent, respectively, the parameter range for the comparable group in this category is 60.0 percent to 90.0 percent, with a midpoint of 75.0 percent.

Borrowed Funds to Assets

The Bank had borrowed funds of $2.3 million or 11.73 percent of assets at September 30, 2014, which is higher than current industry averages.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds has decreased in recent years, due to much lower rates paid on deposits. Additionally, many thrifts are not aggressively seeking deposits, since quality lending opportunities have diminished in the current economic environment.

The parameter range of borrowed funds to assets is 16.0 percent or less with a midpoint of 8.0 percent.

Equity to Assets

The Bank's equity to assets ratio was 8.90 percent at September 30, 2014, 9.66 percent at December 31, 2013, 10.02 percent at December 31, 2012, and 11.15 percent at December 31, 2011, averaging 10.28 percent for the three fiscal years ended December 31, 2013. The Bank's retained earnings decreased in each of the past three fiscal periods and decreased at September 30, 2014, for a total 24.2 percent decrease from December 31, 2011, to September 30, 2014.

Based on those equity ratios, we have defined the equity ratio parameter to be 5.0 percent to 18.0 percent with a midpoint ratio of 11.5 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 31 presents five parameters identified as key indicators of the Bank's earnings performance and the basis for such performance both historically and during the four quarters ended September 30, 2014. The primary performance indicator is the Bank's core return on average assets (ROAA). The second performance indicator is the Bank's core return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is core ROAA. For the twelve months ended September 30, 2014, the Bank's core ROAA was (0.95) percent based on a core loss after taxes of $183,000, as detailed in Item I of this Report. The net ROAA for the twelve months ended September 30, 2014, was an identical (0.95) percent. The Bank's ROAA in its most recent two fiscal years of 2012 and 2013, was (1.50) percent and (0.62) percent, respectively, with a two fiscal year average ROAA of (1.06) percent.

Considering the historical and current earnings performance of the Bank, the range for the ROAA parameter based on core income has been defined as 1.00 percent or less with a midpoint of 0.50 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The Bank's core ROAE for the twelve months ended September 30, 2014, was (10.10) percent based on its core loss. In its most recent two fiscal years, the Bank's average core ROAE was (10.30) percent, from a low of (14.19) percent in 2012 to a high of (6.40) percent in 2013.

The parameter range for ROAE for the comparable group, based on core income, is 9.00 percent or less with a midpoint of 4.50 percent.

Net Interest Margin

The Bank had a net interest margin of 3.81 percent for the twelve months ended September 30, 2014, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin levels in its two fiscal years of 2012 and 2013 were 4.61 percent and 4.43 percent, respectively, averaging 4.51 percent.

The parameter range for the selection of the comparable group is from a low of 2.65 percent to a high of 4.75 percent with a midpoint of 3.70 percent.

Operating Expenses to Assets

For the twelve months ended September 30, 2014, the Bank had a 5.01 percent ratio of operating expense to average assets. In its two most recent fiscal years of 2012 and 2013, the Bank's expense ratio averaged 4.47 percent, from a low of 4.43 percent in fiscal year 2013 to a high of 4.50 percent in fiscal year 2012.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 4.50 percent with a midpoint of 3.25 percent.

Noninterest Income to Assets

Compared to publicly traded thrifts, the Bank has experienced an average level of noninterest income as a source of additional income. The Bank's ratio of noninterest income to average assets was 0.61 percent for the twelve months ended September 30, 2014. For its most recent two fiscal years ended December 31, 2012 and 2013, the Bank's ratio of noninterest income to average assets was 0.88 percent and 0.68 percent, respectively, for an average of 0.78 percent.

The range for this parameter for the selection of the comparable group is 1.00 percent of average assets or less, with a midpoint of 0.50 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 31. The purpose of these parameters is to insure

Introduction (cont.)

that any thrift institution in the comparable group has an asset quality position similar to that of the Bank. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

The Bank's ratio of nonperforming assets to assets was 1.55 percent at September 30, 2014, which was higher than the national average of 1.39 percent for publicly traded thrifts but lower than the average of 1.71 percent for Midwest thrifts. The Bank's ratio of nonperforming assets to total assets averaged 1.74 for its most recent two fiscal years ended December 31, 2013, from a high of 1.84 percent at December 31, 2012, to a low of 1.64 percent at December 31, 2013.

The comparable group parameter for nonperforming assets is 3.00 percent or less of total assets, with a midpoint of 1.50 percent.

Repossessed Assets to Assets

The Bank had repossessed assets of $8,000 at September 30, 2014, representing a ratio to total assets of 0.04 percent, following ratios of repossessed assets to total assets of 0.32 percent and 1.77 percent at December 31, 2013, and December 31, 2012, respectively. National and regional averages were 0.38 percent and 0.41 percent, respectively, for publicly traded thrift institutions.

The range for the repossessed assets to total assets parameter is 1.10 percent of assets or less with a midpoint of 0.55 percent.

Loans Loss Reserves to Assets

The Bank had an allowance for loan losses of $158,000, representing a loan loss allowance to total assets ratio of 0.82 percent at September 30, 2014, which was similar to its 0.83 percent ratio at December 31, 2013, and similar to its 0.79 percent ratio at December 31, 2012.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.45 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 32, 33 and 34. The comparable group institutions range in size from $311.9 million to $708.4 million with an average asset size of $512.1 million and have an average of 9.0 offices per institution. Three of the comparable group institutions are in Indiana, two each are in Illinois, Michigan and Ohio, and one is in Wisconsin, and all ten are traded on NASDAQ.

The comparable group institutions as a unit have a ratio of equity to assets of 13.24 percent, which is 5.2 percent higher than all publicly traded thrift institutions in the United States; and for the most recent four quarters indicated a core return on average assets of 0.59 percent, lower than all publicly traded thrifts at 0.71 percent and higher than the publicly traded Kentucky thrift at 0.55 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of the Bank to all publicly traded thrifts, to publicly traded thrifts in the Midwest region and to the Kentucky thrift, as well as to the ten institutions constituting the Bank's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 35 through 40.

As presented in Exhibits 35 and 36, at September 30, 2014, the Bank's total equity of 8.93 percent of assets was lower than the comparable group at 13.81 percent, all thrifts at 12.48 percent, Midwest thrifts at 12.08 percent and the Kentucky thrift at 15.41 percent. The Bank had an 81.93 percent share of net loans in its asset mix, higher than the comparable group at 63.31 percent, all thrifts at 68.85 percent, Midwest thrifts at 66.24 percent and the Kentucky thrift at 72.58 percent. The Bank's share of net loans and 8.18 percent share of cash and investments, lower than industry averages, is primarily the result of its zero percent share of mortgage-backed securities. The comparable group had a higher 11.67 percent share of cash and investments and a higher 12.45 percent share of mortgage-backed securities. All thrifts had 9.99 percent of assets in mortgage-backed securities and 12.84 percent in cash and investments. The Bank's 79.13 percent share of deposits was higher than the comparable group, all thrifts, Midwest thrifts and the Kentucky thrift, reflecting the Bank's lower share of borrowed funds of 11.73 percent. As ratios to assets, the comparable group had deposits of 77.50 percent and borrowings of 8.23 percent. All thrifts averaged a 76.26 percent share of deposits and a 10.23 percent of borrowed funds, while Midwest thrifts had a 78.33 percent share of deposits and an 8.27 percent share of borrowed funds. The Kentucky thrift had a 78.05 percent share of deposits and a 5.61 percent share of borrowed funds. The Bank had no goodwill or intangible assets, compared to 0.92 percent for the comparable group, 0.51 percent for all thrifts, 0.36 percent for Midwest thrifts and 0.49 percent for the Kentucky thrift.

Operating performance indicators are summarized in Exhibits 37, 38 and 39 and provide a synopsis of key sources of income and key expense items for the Bank in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

Analysis of Financial Performance (cont.)

As shown in Exhibit 39, for the twelve months ended September 30, 2014, the Bank had a yield on average interest-earning assets higher than the comparable group, all thrifts and Midwest thrifts and higher than the Kentucky thrift. The Bank's yield on interest-earning assets was 4.43 percent compared to the comparable group at 3.90 percent, all thrifts at 3.87 percent, Midwest thrifts at 3.68 percent and the Kentucky thrift at 4.57 percent.

The Bank's cost of funds for the twelve months ended September 30, 2014, was lower than the comparable group, all thrifts, Midwest thrifts and Kentucky thrift. The Bank had an average cost of interest-bearing liabilities of 0.73 percent compared to 0.84 percent for the comparable group, 1.19 percent for all thrifts, 0.75 percent for Midwest thrifts and 0.72 percent for the Kentucky thrift. The Bank's yield on interest-earning assets and interest cost resulted in a net interest spread of 3.70 percent, which was higher than the comparable group at 3.06 percent, all thrifts at 2.68 percent, Midwest thrifts at 2.93 percent, but minimally lower than Kentucky thrift at 3.85 percent. The Bank generated a net interest margin of 3.81 percent for the twelve months ended September 30, 2014, based on its ratio of net interest income to average interest-earning assets, which was higher than the comparable group ratio of 3.12 percent. All thrifts averaged a lower 3.18 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.12 percent. The Kentucky thrift averaged a higher 3.77 percent.

The Bank's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 38. The Bank had no provision for loan losses during the twelve months ended September 30, 2014, representing zero percent of average assets. The average provision for loan losses for the comparable group was 0.15 percent, with all thrifts at 0.12 percent, Midwest thrifts at 0.24 percent and the Kentucky thrift at 0.12 percent.

The Bank's total noninterest income was $118,000 or 0.61 percent of average assets for the twelve months ended September 30, 2014. Such a ratio of noninterest income to average assets was higher than the comparable group at 0.52 percent and the Kentucky thrift at 0.53, but lower than all thrifts at 0.82 percent and Midwest thrifts at 0.87 percent. For the twelve months ended September 30, 2014, the Bank's operating expense ratio was 5.01 percent of average assets, higher than the comparable group at 2.75 percent, all thrifts at 3.08 percent, Midwest thrifts at 3.15 percent, and the Kentucky thrift at 3.44 percent.

The overall impact of the Bank's income and expense ratios is reflected in its net income and return on assets. For the twelve months ended September 30, 2014, the Bank had a net ROAA of (0.95) and an identical core ROAA. For its most recent four quarters, the comparable group had a higher net ROAA of 0.62 percent and a core ROAA of 0.60 percent. All publicly traded thrifts averaged a higher net ROAA of 0.81 percent and 0.71 percent core ROAA, with Midwest thrifts a 0.78 percent net ROAA and a 0.76 percent core ROAA. The twelve month net and core ROAA for the Kentucky thrift were 0.60 percent and 0.55, respectively.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Bank based on a comparison of Commonwealth with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings due to provisions for loan losses, the balance of current and historical nonperforming assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses. The earnings performance analysis was based on the Bank's respective net and core earnings for the twelve months ended September 30, 2014, with comparisons to the core earnings of the comparable group, all thrifts and other geographical subdivisions.

As discussed earlier, the Bank has experienced decreases in its assets and loans in each of the past three fiscal years and decreases in deposits in two of the last three fiscal years. The Bank has experienced losses in each of the past three fiscal years and also in the twelve months ended September 30, 2014, and has focused on controlling operating expenses, monitoring and controlling its balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk and maintaining adequate allowances for loan losses to reduce the impact of any charge-offs. Historically, the Bank has closely monitored its yields and costs, resulting in a net interest margin which has been generally higher than industry averages due to its higher yield on earning assets, lower cost of funds, with the trend experiencing minimal change over the past two years, and its 3.81 percent net interest margin for the twelve months ended September 30, 2014, was higher than the industry average of 2.87 percent and higher than the comparable group average of 3.27 percent. During its past two fiscal years, Commonwealth's ratio of interest expense to interest-bearing liabilities has decreased moderately from 1.23 percent in fiscal year 2012 to 0.90 percent in 2013. The Bank's ratio then decreased to 0.73 percent for the twelve months ended September 30, 2014, which was lower than the average of 0.84 percent for the comparable group and lower than the average of 1.19 percent for all thrifts.

From December 31, 2012, to September 30, 2014, two of the Bank's five categories of loans experienced increases in their balances. Commercial real estate loans indicated a dollar increase of $294,000 or 105.8 percent, rising from $278,000 to $572,000 from December 31, 2012, to September 30, 2014. One- to four-family loans increased by $1.1 million or 8.5 percent, from December 31, 2012, to September 30, 2014. Automobile loans decreased by $433,000 or 62.9 percent from December 31, 2012, to September 30, 2014. Other individual changes were consumer loans, which decreased $21,000 or 2.8 percent and construction loans, which decreased $42,000 or 100.0 percent. Overall, the Bank's lending activities resulted in a total loan increase of $930,000 or 6.2 percent and a net loan increase of $930,000 or 6.3 percent from December 31, 2012, to September 30, 2014. The loan change of a $350,000 increase or 2.2 percent during the nine months ended September 30, 2014, represents an annualized increase of $467,000 or 3.0 percent.

Earnings Performance (cont.)

For the nine months ended September 30, 2014, residential mortgage loans, including second mortgage loans, represented 90.3 percent of loans. In comparison, during fiscal years 2012 and 2013, these mortgage loans represented 88.4 percent and 90.3 percent of total loan originations, respectively.

The impact of Commonwealth's primary lending efforts has been to generate a yield on average interest-earning assets of 4.43 percent for the twelve months ended September 30, 2014, compared to a lower 3.90 percent for the comparable group, 3.87 percent for all thrifts and 3.68 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 4.01 percent for the twelve months ended September 30, 2014, higher than the comparable group at 3.74 percent, all thrifts at 3.79 percent and Midwest thrifts at 3.71 percent, reflecting the Bank's larger share of loans and lower share of cash and investments.

Commonwealth's 0.73 percent cost of interest-bearing liabilities for the twelve months ended September 30, 2014, was lower than the comparable group at 0.84 percent, all thrifts at 1.19 percent, Midwest thrifts at 0.75 percent and similar to the Kentucky thrift at 0.72 percent. The Bank's resulting net interest spread of 3.70 percent for the twelve months ended September 30, 2014, was higher than the comparable group at 3.06 percent and higher than all thrifts at 2.68 percent, Midwest thrifts at 2.93 percent and lower than the Kentucky thrift at 3.85 percent. The Bank's net interest margin of 3.81 percent, based on average interest-earning assets for the twelve months ended September 30, 2014, was higher than the comparable group at 3.27 percent and higher than all thrifts at 2.87 percent, Midwest thrifts at 3.05 percent and lower than the Kentucky thrift at 3.98 percent.

The Bank's ratio of noninterest income to average assets was 0.61 percent for the twelve months ended September 30, 2014, which was moderately higher than the comparable group at 0.52 percent but lower than all thrifts at 0.81 percent and Midwest thrifts at 0.89 percent.

Earnings Performance (cont.)

The Bank's operating expenses were higher than the comparable group, all thrifts, Midwest thrifts and the Kentucky thrift. For the twelve months ended September 30, 2014, Commonwealth had an operating expenses to assets ratio of 5.01 percent compared to 2.75 percent for the comparable group, 3.04 percent for all thrifts, 3.11 percent for Midwest thrifts and 3.44 percent for the Kentucky thrift. Commonwealth had a higher 123.3 percent efficiency ratio for the twelve months ended September 30, 2014, compared to the comparable group with an efficiency ratio of 75.2 percent. The efficiency ratio for all publicly traded thrifts was 70.4 percent for the twelve months ended September 30, 2014.

For the twelve months ended September 30, 2014, Commonwealth generated a higher ratio of noninterest income, a much higher ratio of noninterest expenses and a higher net interest margin relative to its comparable group. The Bank had a zero percent provision for loan losses during the twelve months ended September 30, 2014, compared to the comparable group at 0.15 percent of assets, all thrifts at 0.12 percent and all Midwest thrifts at 0.24 percent. The Bank's allowance for loan losses to total loans of 0.99 percent was lower than the comparable group and lower than all thrifts. The Bank's 52.84 percent ratio of reserves to nonperforming assets was also lower than the comparable group at 94.92 percent and lower than all thrifts at 157.18 percent.

As a result of its operations, the Bank's net and core income for the twelve months ended September 30, 2014, were lower than the comparable group. Based on net earnings, the Bank had a return on average assets of (0.95) percent for the twelve months ended September 30, 2014, and a return on average assets of (0.95) percent and (0.62) percent in fiscal year 2013 and (1.55) percent in 2012. The Bank's core return on average assets was an identical (0.95) percent for the twelve months ended September 30, 2014, as detailed in Exhibit 7. For their most recent four quarters, the comparable group had a moderately higher net ROAA of 0.62 percent and a higher core ROAA of 0.61 percent, while all thrifts indicated a higher net ROAA and higher core ROAA of 0.77 percent and 0.73 percent, respectively. Midwest thrifts indicated a net ROAA of 0.78 percent and a core ROAA of 0.76 percent.

Earnings Performance (cont.)

In recognition of the foregoing earnings related factors, considering Commonwealth's historical and current performance measures, a downward adjustment has been made to the Bank's pro forma market value for earnings performance.

MARKET AREA

Commonwealth Bank's market area is focused on Montgomery County, Kentucky. Population increased by a higher 17.5 percent in Montgomery County from 2000 to 2010, while the number of households increased at a similar rate, historically. Such growth is projected to decrease significantly to 4.0 percent for population and households, both modestly below Kentucky. The 2010 per capita income and median household income levels in Montgomery County were below state and national levels. Also, Montgomery County's unemployment rates have been higher than both state and national rates. According to the 2010 Census, median housing values were $96,300, $119,400, and $186,200 for Montgomery County, Kentucky and the United States, respectively, with Montgomery County indicating a lower housing value.

The Bank holds deposits of 100.0 percent of all thrift deposits in the market area as of June 30, 2014, representing a 3.0 percent share of the total deposit base of approximately $307.0 million.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Bank's market area.

FINANCIAL CONDITION

The financial condition of Commonwealth is discussed in Section I and shown in Exhibits 1, 2, 5, and 11 through 17, and is compared to the comparable group in Exhibits 34, 35, and 36. The Bank's ratio of total equity to total assets was 8.93 percent at September 30, 2014, which was moderately lower than the comparable group at 13.18 percent, all thrifts at 12.42 percent and Midwest thrifts at 12.13 percent. Based on the conversion completed at the midpoint of the valuation range, the Bank's pro forma equity to assets ratio would increase to 12.69 percent.

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. Commonwealth had a moderately higher 81.9 percent ratio of net loans to total assets at September 30, 2014, compared to the comparable group at 63.3 percent. All thrifts indicated a lower 68.6 percent, as did Midwest thrifts at 66.0 percent. The Bank's 8.2 percent share of cash and investments was lower than the comparable group at 11.7 percent, while all thrifts were at 12.9 percent and Midwest thrifts were at 15.4 percent. Commonwealth's absence of mortgage-backed securities to total assets was moderately lower than the comparable group at 12.5 percent and lower than all thrifts at 10.2 percent and Midwest thrifts at 9.0 percent.

The Bank's 79.1 percent ratio of deposits to total assets was higher than the comparable group at 77.5 percent, higher than all thrifts at 76.2 percent and higher than Midwest thrifts at 78.2 percent. Commonwealth's higher ratio of deposits was due to its lower share of equity. Commonwealth had a lower equity to asset ratio of 8.9 percent, compared to the comparable group at 13.2 percent of total assets, with all thrifts at 12.4 percent and Midwest thrifts at 12.1 percent. Commonwealth had a higher share of borrowed funds to assets of 11.73 percent at September 30, 2014, above the comparable group at 8.23 percent and higher than all thrifts at 10.35 percent and Midwest thrifts at 8.31 percent. In fiscal year 2013, total deposits decreased by $1.1 million or 6.5 percent, due to conservative pricing of certificates of deposit. During fiscal year 2012, Commonwealth's deposits increased by $1.6 million or 11.0 percent from $14.6 million to $16.2 million.

Financial Condition (cont.)

Commonwealth had no goodwill and intangible assets and had a lower share of repossessed real estate at September 30, 2014. The Bank had repossessed real estate of $8,000 or 0.04 percent of assets at September 30, 2014. This compares to ratios of 0.92 percent for goodwill and intangible assets and 0.29 percent for real estate owned, for the comparable group. All thrifts had a goodwill and intangible assets ratio of 0.52 percent and a real estate owned ratio of 0.37 percent.

The financial condition of Commonwealth is impacted by its modestly higher than average share of nonperforming assets of $299,000 or 1.55 percent of total assets at September 30, 2014, compared to a lower 1.19 percent for the comparable group, 1.40 percent for all thrifts, 1.71 percent for Midwest thrifts and 1.74 percent for the Kentucky thrift. The Bank's ratio of nonperforming assets to total assets was 1.84 percent at December 31, 2012, and 1.64 percent at December 31, 2013.

At September 30, 2014, Commonwealth had $158,000 of allowances for loan losses, which represented 0.82 percent of assets and 0.99 percent of total loans. The comparable group indicated higher allowance ratios, relative to assets and loans, equal to 0.95 percent of assets and 1.42 percent of total loans, while all thrifts had allowances relative to assets and loans that averaged a higher 0.93 percent of assets and a higher 1.47 percent of total loans. Also of major importance is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Commonwealth's $158,000 of allowances for loan losses, represented a lower 52.8 percent of nonperforming assets at September 30, 2014, compared to the comparable group's 94.9 percent, with all thrifts at 157.2 percent, Midwest thrifts at a higher 111.1 percent and the Kentucky thrift at a lower 24.8 percent. Commonwealth's ratio of net charge-offs to average total loans was zero for the twelve months ended September 30, 2014, compared to a higher 0.20 percent for the comparable group, 0.20 percent for all thrifts and 0.27 percent for Midwest thrifts.

Financial Condition (cont.)

Commonwealth has a higher level of interest rate risk. The change in the Bank's EVE level at September 30, 2014, reflecting the most current information available, based on a rise in interest rates of 100 basis points was a 13.4 percent decrease, representing a dollar decrease in equity value of $332,000. The Bank's exposure increases to a 27.9 percent decrease in its EVE level under a 200 basis point rise in rates, representing a dollar decrease in equity of $696,000. The Bank's post shock EVE ratio at September 30, 2014, assuming a 200 basis point rise in interest rates was 9.89 percent and indicated a 270 basis point decrease from its 12.59 percent based on no change in interest rates.

Compared to the comparable group, with particular attention to the Bank's equity level and asset and liability mix, we believe that a downward adjustment is warranted for Commonwealth's current financial condition, due to the Bank's moderately lower equity position, modestly higher share of nonperforming assets and lower share of allowance for loan losses to nonperforming assets.

DIVIDEND PAYMENTS

The Bank will not pay an initial cash dividend. The payment of cash dividends normally depends upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Five of the ten institutions in the comparable group paid cash dividends during the most recent twelve months for an average dividend yield of 1.61 percent and an average payout ratio of 32.41 percent. During that twelve month period, the average dividend yield was 1.00 percent for the Kentucky thrift; and the average dividend yield was 1.85 percent and the average payout ratio was 28.95 percent for all thrifts.

In our opinion, a downward adjustment to the pro forma market value of the Bank is warranted related to dividend payments.

SUBSCRIPTION INTEREST

In 2013 and year-to-date 2014, investors' interest in new issues has improved but is still not strong. Such interest is possibly related to the improved performance of financial institutions overall, which could be challenged in the future due to the low interest rate environment and the compression of net interest margin. The selective and conservative reaction of IPO investors appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, housing market conditions, general market conditions for financial institution stocks and stocks overall, aftermarket price trends and the expectation of renewed merger/acquisition activity in the thrift industry.

Commonwealth will direct its offering initially to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $185,000 or 12.9 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will not form an ESOP.

Poage Bankshares has secured the services of Keefe, Bruyette &Woods to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent banking conditions, current market conditions, historical local market interest, the terms of the offering, and recent subscription levels for conversions, we believe that no adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

Poage Bankshares will offer its shares through a subscription and community offering with the assistance of Keefe, Bruyette &Woods. The stock of Poage Bankshares, Inc., is traded on NASDAQ Capital Market.

Liquidity of the Stock (cont.)

The Bank's total public offering is considerably smaller in size than the average market value of the comparable group. The comparable group has an average market value of $55.0 million for the stock outstanding compared to a midpoint public offering of $1.4 million for the Bank. The Bank's public market capitalization will be approximately 2.5 percent of the size of the public market capitalization of the comparable group. Of the ten institutions in the comparable group, all trade on Nasdaq with those ten institutions indicating an average daily trading volume of over 3,909 shares during the last four quarters.

The comparable group has an average of 3,925,651 shares outstanding compared to 143,000 shares outstanding for the Bank based on the midpoint valuation and a higher 3,881,917 for Poage.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, relative to Poage, we have concluded that no adjustment to the Bank's pro forma market value is warranted relative to the liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Commonwealth is Mr. Ryan Steger (reference Exhibit 19). Mr. Steger joined the Bank in 2002 as a loan officer. After serving as the Bank's executive vice president, in July 2009 he became co/president/co-chief executive officer. In January 2012 he became the sole president and chief executive officer. Mr. Curt Steger was hired by Commonwealth Bank on July 3, 1978. In January 1981, he became the president and chief executive officer until July 2009, when he became co-president/co-chief executive officer. In January of 2012, he became executive vice president and chief operating officer. Ms. Vickie Earley was hired by Commonwealth Bank on December 16, 1985, as an assistant bookkeeper and in 1988 became the Bank's head bookkeeper. In 2002, Ms. Early became senior vice president.

Management (cont.)

During its two most recent fiscal years, Commonwealth experienced a decrease in its net interest margin, maintained its noninterest income and continued to experience a much higher ratio of overhead. The Bank experienced losses in 2012 and 2013 and the nine months ended September 30, 2014. The Bank's asset quality position has improved slightly from December 31, 2012, to September 30, 2014, with nonperforming assets decreasing from December 31, 2012, to December 31, 2013, and also decreasing from December 31, 2013, to September 30, 2014. The Bank's earnings and return on assets have been negative and below industry averages, while its net interest margin has been above industry averages but decreasing, and more than offset by higher noninterest expenses.

It is our opinion that a downward adjustment to the pro forma market value of the Bank is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a new conversion continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's continued presence of a higher share of delinquent loans, dependence on interest rate trends, volatility in the stock market and recent legislation related to the regulation of financial institutions and their ability to generate selected income.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in this offering. In our opinion, recent market trends and the higher risk related to these offerings cause us to conclude that a modest new issue discount would be warranted in the case of this offering. However, due to the fact that Commonwealth depositors will be able to purchase Poage stock at a 15.0 percent discount, based of the average trading price

Marketing of the Issue (cont.)

tied to the thirty-day period before the date of Poage's final prospectus, in accordance with the Merger Agreement, we believe that no adjustment is warranted to the Bank's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have improved, more emphasis has been placed on the price to earnings method, particularly considering increases in stock prices during those years. However, the price to book value method continues to be pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Bank, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to assets method. The price to earnings method was not used due to the Bank's negative core earnings and negative earnings in the twelve months ended September 30, 2014.

In recognition of the volatility and variance in earnings, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a second valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value and the super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value."

Introduction (cont.)

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's financial condition, earnings, market area, dividends, and management. No adjustments were made for the Bank's subscription interest, liquidity of the stock and marketing of the issue.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

Exhibit 42 shows the average and median price to book value ratios for the comparable group which were 81.12 percent and 83.26 percent, respectively. The full comparable group indicated a moderate pricing range, from a low of 47.92 percent (First Federal of Northern Michigan) to a high of 89.68 percent (IF Bancorp, Inc.). The comparable group had higher average and median price to tangible book value ratios of 84.46 percent and 84.04 percent, respectively, with a range of 50.18 percent to 100.99 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed to a low of 78.59 percent and a high of 89.55 percent, and the comparable group's price to tangible book value range also narrowed slightly from a low of 78.59 percent to a high of 100.33 percent.

Price to Book Value Method (cont.)

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 57.18 percent and a price to tangible book value ratio of 57.18 percent at the midpoint. The price to book value ratio increases from 53.16 percent at the minimum to 66.84 percent at the super maximum, while the price to tangible book value ratio increases from 53.16 percent at the minimum to 63.84 percent at the super maximum.

The Bank's pro forma price to book value and price to tangible book value ratios of 57.18 percent and 57.18 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 41, are influenced by the Bank's capitalization, asset quality position, earnings performance, absence of an ESOP, local market and public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. The Bank's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 12.47 percent compared to 13.24 percent for the comparable group (reference Exhibit 42). Based on the price to book value ratio and the Bank's total pro forma equity of $1,721,000 at September 30, 2014, the indicated pro forma market value of the Bank using this approach is $1,430,000 at the midpoint (reference Exhibit 41).

PRICE TO EARNINGS METHOD

The basis of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, Commonwealth's after tax net earnings for the twelve months ended September 30, 2014, were a loss of $183,000, and the Bank's after tax core earnings for that period were an identical loss of $183,000 as indicated in Exhibit 7. Due to negative core earnings, the price to core earnings method was not meaningful.

Even though the price to core earnings method is not meaningful, we will briefly review the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly traded thrifts. The average price to core earnings multiple for the comparable group was 19.91, while the median was 20.05. The average price to net earnings multiple was a higher 20.21, and the median multiple was a higher 20.22. The comparable group's price to core earnings multiple was higher than the 17.47 average multiple for all publicly traded, FDIC-insured thrifts and higher than their median of 17.19. The range in the price to core earnings multiple for the comparable group was from a low of 7.22 (First Federal of Northern Michigan) to a high of 31.63 (Cheviot Financial Corp.). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 10.70 times earnings to a high of 28.95 times earnings for eight of the ten institutions in the group, indicating a modest narrowing of the range.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to assets ratio below its true level following conversion.

Price to Assets Method (cont.)

Exhibit 42 indicates that the average price to assets ratio for the comparable group was 10.72 percent and the median was 10.62 percent. The range in the price to assets ratios for the comparable group varied from a low of 4.60 percent (First Federal of Northern Michigan) to a high of 15.15 percent (Wolverine Bancorp, Inc.). The range narrows modestly with the elimination of the two extremes in the group to a low of 7.76 percent and a high of 14.81 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Bank is 7.13 percent at the midpoint, which ranges from a low of 6.13 percent at the minimum to 9.22 percent at the super maximum. Based on the Bank's September 30, 2014, asset base, as adjusted, of $19,272,000, the indicated pro forma market value of the Bank using the price to assets method is $1,430,000 at the midpoint (reference Exhibit 41).

VALUATION CONCLUSION

Exhibit 47 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the price to book value ratio of 57.18 percent for the Bank represents a discount of 29.85 percent relative to the comparable group and decreases to a discount of 21.67 percent at the super maximum. The price to assets ratio of 7.13 percent at the midpoint represents a discount of 33.71 percent, decreasing to a discount of 14.30 percent at the super maximum.

It is our opinion that as of November 7, 2014, the pro forma market value of the Bank is $1,430,000 at the midpoint, representing 143,000 shares at $10.00 per share. The pro forma valuation range of the Bank is from a minimum of $1,215,500 or 121,550 shares at $10.00 per share to a maximum of $1,644,500 or 164,450 shares at $10.00 per share, and then to a super

Valuation Conclusion (cont.)

maximum of $1,891,175 or 189,118 shares at $10.00 a share, with such range being defined as 15.0 percent below the appraised value to 15.0 percent above the appraised value and then 15.0 percent above the maximum.

The appraised value of Commonwealth Bank, as of November 7, 2014, is $1,430,000 at the midpoint.

EXHIBITS

EXHIBIT 1

COMMONWEALTH BANK, F.S.B. AND SUBSIDIARY
MT. STERLING, KENTUCKY

Consolidated Statement of Financial Condition
At September 30, 2014
(000)

	September 30, 2014 (Unaudited)
ASSETS	
Cash and demand deposits	$ 1,576
Loan receivable, net	15,789
Accrued interest receivable	57
Federal Home Loan Bank stock, at cost	299
Premises and equipment, net	1,511
Foreclosed property	8
Other assets	32
Total assets	$ 19,272
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Deposits	
Noninterest-bearing	$ 2,547
Interest-bearing	12,702
Advances from Federal Home Loan Bank	2,260
Accrued interest and other accrued expenses	35
Other liabilities	7
Total liabilities	17,551
STOCKHOLDERS' EQUITY	
Retained earnings, restricted	1,721
Total stockholders' equity	1,721
Total liabilities and stockholders' equity	$ 19,272

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 2

COMMONWEALTH BANK, F.S.B. AND SUBSIDIARY
MT. STERLING, KENTUCKY

Consolidated Statements of Financial Condition
At December 31, 2010, 2011, 2012 and 2013

	December 31,			
	2013	2012	2011	2010
ASSETS				
Cash	$ 188,530	$ 451,389	$ 21,235	$ 255,403
Interest-bearing deposits	1,648,007	2,263,980	1,516,512	1,569,651
Loan receivable, net	15,555,025	14,860,824	16,407,276	15,895,899
Accrued interest receivable	67,025	66,160	82,573	91,362
Federal Home Loan Bank stock, at cost	299,000	299,000	299,000	299,000
Premises and equipment, net	1,551,889	1,601,520	1,634,358	1,942,753
Foreclosed property	62,500	352,020	358,085	294,463
Other assets	17,104	29,004	52,479	153,181
Total assets	$ 19,389,080	$ 19,923,897	$ 20,371,518	$ 20,501,712
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Deposits	$ 15,099,200	$ 16,154,303	$ 14,593,133	$ 15,215,033
Advance payments by borrowers for taxes and insurance	64,703	52,409	47,288	37,164
Advances from Federal Home Loan Bank	2,179,995	1,665,294	3,416,393	2,923,321
Accrued interest and other accrued expenses	39,923	39,151	35,920	34,445
Deferred income	237	1,062	541	2,425
Other liabilities	132,118	14,352	7,939	16,092
Total liabilities	17,516,176	17,926,571	18,101,214	18,228,480
STOCKHOLDERS' EQUITY				
Retained earnings, restricted	1,872,904	1,997,326	2,270,304	2,273,232
Total stockholders' equity	1,872,904	1,997,326	2,270,304	2,273,232
Total liabilities and stockholders' equity	$ 19,389,080	$ 19,923,897	$ 20,371,518	$ 20,501,712

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 3

COMMONWEALTH BANK, F.S.B. AND SUBSIDIARY
MT. STERLING, KENTUCKY

CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2014
(000)

	September 30, 2014
Interest income:	
Loans receivable:	
Mortgage loans	$ 537
Consumer and other loans	52
Investment and other interest income	9
Total interest income	598
Interest expense:	
Deposits	51
Borrowed funds	27
Total interest expense	78
Net interest income	520
Provision for loan losses	0
Net interest income after provision for loan losses	520
Noninterest income:	
Banking service charges	70
Gain (loss) on sale of other real estate	(20)
Miscellaneous income	5
Total noninterest income	55
Other expense:	
General and administrative:	
Compensation and benefits	297
Occupancy and equipment	83
Service bureau expense	78
Advertising	3
Legal fees	43
Professional and supervisory fees	73
ATM and interchange expense	29
Telephone	7
Other expense	114
Total other expense	727
Income (loss) before income taxes	(152)
Federal income tax (benefit)	0
Net income (loss)	$ (152)

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 4

COMMONWEALTH BANK, F.S.B. AND SUBSIDIARY
MT. STERLING, KENTUCKY

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010, 2011, 2012 and 2013

	For the Years Ended December 31,			
	2013	2012	2011	2010
Interest income:				
Loans receivable:				
First mortgage loans	$ 666,414	$ 741,099	$ 757,650	$ 842,467
Consumer and other loans	94,701	126,255	159,948	171,834
Investment securities	12,510	13,280	12,705	13,078
Total interest income	773,625	880,634	930,303	1,027,379
Interest expense:				
Deposits	88,898	122,821	159,326	214,746
Borrowed funds	42,468	53,606	73,733	113,047
Other interest	7,037	7,571	8,291	12,734
Total interest expense	138,403	183,998	241,350	340,527
Net interest income	635,222	696,636	688,953	686,852
Provision for loan losses	--	127,815	59,790	19,096
Net interest income after provision for loan losses	635,222	568,821	629,163	667,756
Noninterest income:				
Loan origination fees	15,933	17,410	26,701	18,269
Service fees	14,502	39,984	46,820	46,917
Loan late charges	8,403	8,039	10,334	8,585
Banking service charges	89,615	106,549	112,432	114,868
Gain on sale of other real estate	2,602	--	142,189	--
Miscellaneous income	927	2,841	10,657	8,943
Total noninterest income	131,982	174,823	349,133	197,582
Other expense:				
General and administrative:				
Compensation and benefits	428,200	449,150	450,223	470,191
Occupancy and equipment	116,191	115,483	144,958	148,327
Service bureau expense	142,382	156,003	159,215	156,951
Advertising	4,835	19,272	12,674	18,425
Deposit insurance premiums	482	31,250	30,017	24,437
Professional and supervisory fees	77,051	27,530	36,324	32,362
Loan expense	4,599	5,782	5,140	6,281
Telephone	9,398	8,336	11,778	15,523
Other real estate expense	20,029	114,238	38,098	71,597
State and city tax	18,979	15,682	17,468	16,790
Other expense	69,480	73,896	80,786	73,034
Total other expense	891,626	1,016,622	986,681	1,033,918
Income (loss) before income taxes	(124,422)	(272,978)	(8,385)	(168,580)
Federal income tax (benefit)	--	--	(5,457)	(28,956)
Net income (loss)	$ (124,422)	$ (272,978)	$ (2,928)	$ (139,624)

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 5

Selected Financial Information
At September 30, 2014 and for the Years Ended December 31, 2011, 2012 and 2013

	September 30, 2014	At December 31, 2013	2012	2011
		(In thousands)		
Selected Financial Condition Data:				
Total assets	$ 19,272	$ 19,389	$ 19,924	$ 20,372
Cash and cash equivalents	1,576	1,837	2,715	1,538
Loans receivable, net	15,789	14,861	14,861	16,407
Federal Home Loan Bank stock	299	299	299	299
Total deposits	15,249	15,099	16,154	14,593
Total stockholders' equity	1,721	1,873	1,997	2,270

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 6

Income and Expense Trends
For the Nine Months Ended September 30, 2013 and 2014, and
For the Years Ended December 31, 2011 through 2013

	For the Nine Months Ended September 30,		For the Years Ended December 31,		
	2014	2013	2013	2012	2011
			(In thousands)		
Selected Operating Data:					
Interest income	$ 598	$ 598	$ 773	$ 881	$ 930
Interest expense	78	108	138	184	241
Net interest income	520	490	635	697	689
Provision for loan losses	0	0	0	128	60
Net interest income after provision for loan losses	520	490	635	569	629
Noninterest income	55	69	132	175	349
Noninterest expense	727	652	891	1,017	987
Loss before income taxes	(152)	(93)	(124)	(273)	(8)
Income tax provision (benefit)	0	0	0	0	(5)
Net loss	$ (152)	$ (93)	$ (124)	$ (273)	$ (3)

Source: Commonwealth Bank and Thomson Reuters

EXHIBIT 7

Normalized Earnings Trends
Twelve Months Ended September 30, 2014

	Twelve Months Ended September 30, 2014 (In thousands)
Net income before taxes	$ (183)
Adjustments:	
Income	--
Expense	--
Taxes	--
Normalized earnings after taxes	(183)

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 8

Performance Indicators
At or for the Nine Months Ended September 30, 2013 and 2014, and
At or for the Years Ended December 31, 2012 and 2013

	At or For The Nine Months Ended September 30,		Years Ended December 31,	
	2014	2013	2013	2012
Performance Ratios: [1]				
Return on assets (ratio of net income (loss) to average total assets)	(1.06)%	(0.62)%	(0.62)%	(1.50)%
Return on equity (ratio of net income (loss) to average equity)	(11.28)%	(6.35)%	(6.40)%	(14.19)%
Interest rate spread [2]	4.35%	4.40%	4.45%	4.52%
Net interest margin [3]	4.40%	4.43%	4.43%	4.61%
Efficiency ratio [4]	126.43%	116.64%	116.38%	125.48%
Noninterest expense to average total assets	5.05%	4.35%	4.44%	4.50%
Average interest-earning assets to average interest-bearing liabilities	107.20%	95.35%	97.14%	108.08%
Asset Quality Ratios:				
Nonperforming loans to gross loans	1.82%	1.30%	1.62%	0.13%
Nonperforming assets to total assets	1.55%	1.32%	1.64%	1.86%
Allowance for loan losses to nonperforming loans	54.30%	82.29%	63.49%	831.58%
Allowance for loan losses to total loans	0.99%	1.07%	1.03%	1.05%
Net charge-offs to average outstanding loans	0.02%	0.00%	(0.01)%	0.10%
Capital Ratios:				
Equity to total assets at end of period	8.93%	9.89%	9.72%	10.13%
Total capital (to risk-weighted assets) [5]	14.42%	16.40%	15.63%	16.00%
Tier 1 capital (to risk-weighted assets) [5]	13.21%	15.14%	14.40%	14.83%
Tier 1 capital (to total adjusted assets) [5]	8.93%	9.89%	9.72%	10.03%

(1) All ratios are expressed as percentages. Performance ratios for the nine months ended September 30, 2014 and 2013 are annualized.
(2) The interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the period.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(4) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(5) Capital ratios are for Commonwealth Bank only.

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 9

Yield and Cost Trends
At September 30, 2014
For the Nine Months Ended September 30, 2013 and 2014, and
For the Years Ended December 31, 2012 and 2013

	Nine Months Ended September 30,		Years Ended December 31,	
	2014	2013	2013	2012
	Yield/ Rate(1)	Yield/ Rate(1)	Yield/ Rate	Yield/ Rate
Interest-earning assets:				
Loans	5.06%	5.33%	5.35%	5.75%
Other interest-earning assets (2)	–	–	–	–
Total assets	5.06%	5.33%	5.35%	5.75%
Interest-bearing liabilities:				
Demand deposit accounts	0.19%	0.34%	0.27%	0.53%
Savings accounts/money market accounts	0.12%	0.11%	0.13%	0.13%
Certificates of deposit	0.77%	0.98%	1.38%	1.37%
Total deposits	0.54%	0.69%	0.71%	1.00%
Borrowings	1.74%	2.64%	2.43%	2.70%
Total funds	0.71%	0.93%	0.90%	1.23%
Net interest rate spread (3)	4.35%	4.40%	4.45%	4.52%
Net interest margin (4)	4.40%	4.43%	4.43%	4.61%

(1) Yield and rates for the nine months ended September 30, 2014 and 2013 are annualized.
(2) Consists of interest-bearing deposits and cash and cash equivalents.
(3) Net interest spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 10

Net Portfolio Value
At September 30, 2014

Change in Interest Rates (Basis Points)	Economic Value of Equity			EVE as % of Assets	
	$ Amount	$ Change	% Change	EVE Ratio	Change[1]
	(Dollars in thousands)				
400	$ 1,006	$ (1,493)	(59.8)%	5.81%	6.78%
300	1,419	(1,080)	(43.2)%	7.90%	4.69%
200	1,803	(696)	(27.9)%	9.89%	(2.70)%
100	2,167	(332)	(13.4)%	11.26%	(1.33)%
--	2,499	--	--	12.59%	--
(100)	2,812	313	12.5%	13.77%	1.18%

[1] Expressed as percent.

Source: Comonwealth Bank Interest Rate Risk Report

EXHIBIT 11

Loan Portfolio Composition
at September 30, 2014, and
At December 31, 2012 and 2013

	At September 30, 2014		At December 31, 2013		At December 31, 2012	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Real estate loans:						
One-to four-family residential	$ 14,400	90.30%	$ 14,104	90.43%	$ 13,268	88.35%
Commercial	572	3.59%	322	2.06%	278	1.85%
Construction	--	--	--	--	42	0.28%
Commercial business loans	--	--	--	--	--	--
Automobile loans	255	1.60%	348	2.23%	688	4.58%
Other consumer loans	720	4.51%	823	5.28%	741	4.94%
Total loans	$ 15,947	100.00%	$ 15,597	100.00%	$ 15,017	100.00%
Other items:						
Allowance for loan losses	(158)		(160)		(158)	
Total loans receivable, net	$ 15,789		$ 15,437	--	$ 14,859	--

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 12

Loan Delinquencies
At September 30, 2014 and at December 31, 2012 and 2013

	30-89 Days Principal Balance	90 Days and Over Principal Balance	Total Amount
At September 30, 2014			
Real estate loans:			
One- to four-family residential	$ 53	$ 182	$ 235
Commercial	--	--	--
Automobile loans	13	--	13
Other consumer loans	2	4	6
Total loans	$ 68	$186	$254
At December 31, 2013			
Real estate loans:			
One- to four-family residential	$ 289	$ 144	$ 433
Commercial	--	--	--
Automobile loans	15	--	15
Other consumer loans	14	3	17
Total loans	$ 318	$147	$465
At December 31, 2012			
Real estate loans:			
One- to four-family residential	$ 343	$ 15	$ 358
Commercial	--	--	--
Automobile loans	4	--	4
Other consumer loans	1	4	5
Total loans	$ 348	$19	$367

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 13

Nonperforming Assets
At September 30, 2013 and 2014, and at December 31, 2012 and 2013

	At September 30,		At December 31,	
	2014	2013	2013	2012
	(Dollars in thousands)			
Nonaccrual loans:				
Real estate loans:				
One- to four-family residential	$ --	$ --	$ --	$ --
Commercial	105	106	105	--
Automobile loans	--	--	--	--
Other consumer loans	--	--	--	--
Total nonaccrual loans	105	106	105	0
Loans greater than 90 days past due and still accruing:				
Real estate loans:				
One- to four-family residential	182	82	144	15
Commercial	--	--	--	--
Automobile loans	--	--	--	--
Other consumer loans	4	4	3	--
Total loans 90 days or more past due and still accruing	186	86	147	15
Total nonperforming loans	291	192	252	15
Repossessed Assets:				
Real estate loans:				
One- to four-family residential	$ --	$ 51	$ 51	$ 340
Commercial	--	--	--	--
Construction/Land	8	12	12	12
Automobile loans	--	--	--	--
Other consumer loans	--	--	--	--
Total foreclosed assets	8	63	63	352
Total nonperforming assets	$ 299	$ 255	$ 315	$ 367
Ratios:				
Nonperforming loans to gross loans	1.82%	1.30%	1.62%	0.10%
Nonperforming assets to total assets	1.55%	1.32%	1.64%	1.84%

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 14

Classified Assets

At September 30, 2014, and at December 31, 2012 and 2013

	At September 30,	At December 31,	
	2014	2013	2012
		(In thousands)	
Classification of assets:			
Substandard	$ 306	$ 317	$ 684
Doubtful	--	--	--
Loss	--	--	--
Total classified assets	$ 306	$ 317	$ 684
Special Mention	$ 78	$ 147	$ 106

Source: Commonwealth Bank F.S.B. and Thomson

EXHIBIT 15

Allowance for Loan Losses
At or for the Nine Months Ended September 30, 2014, and
For the Years Ended December 31, 2012 and 2013

	Nine Months Ended September 30, 2014	Years Ended December 31, 2013	2012
	(Dollars in thousands)		
Allowance at beginning of period	$ 160	$ 158	$ 45
Charge-offs:			
Real estate loans:			
One- to four-family residential	--	--	16
Commercial	--	--	--
Automobile loans	--	--	--
Other consumer loans	7	4	5
Total charge-offs	7	4	21
Recoveries:			
Real estate loans:			
One- to four-family residential	--	--	--
Commercial	--	--	--
Automobile loans	--	--	--
Other consumer loans	5	6	5
Total recoveries	5	6	5
Net charge-offs (recoveries)	2	(2)	16
Provision for loan losses	--	--	129
Allowance at end of period	$ 158	$ 160	$ 158
Ratios:			
Net charge-offs to average loans outstanding during the period (annualized)	0.01%	(0.01)%	0.10%
Allowance for loan losses to nonperforming assets at end of period	52.84%	50.79%	43.05%
Allowance for loan losses to total loans at end of period	0.99%	1.03%	1.05%

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 16

Mix of Deposits
At September 30, 2014, and at December 31, 2012 and 2013

	At September 30, 2014		At December 31, 2013		2012	
	(Dollars in thousands)					
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Deposit type:						
Demand deposit account:						
Interest-bearing	$ 3,692	24.21%	$ 3,453	22.76%	$ 4,140	25.53%
Noninterest bearing	2,547	16.70%	2,569	16.94%	2,186	13.48%
Money market accounts	153	1.00%	154	1.02%	88	0.54%
Savings accounts	2,177	14.28%	1,978	13.04%	2,157	13.30%
Certificates of deposit	6,680	43.81%	7,015	46.25%	7,643	47.14%
Total	$ 15,249	100.0%	$ 15,169	100.0%	$ 16,214	100.0%

Source: Commonwealth Bank , F.S.B. and Thomson Reuters

EXHIBIT 17

Certificates of Deposit By Maturity
At September 30, 2014

	At September 30, 2014 (In thousands)
Maturity Period:	
Three months or less	$ 860
Over three months through twelve months	4,365
One year through three years	910
Over three years	545
Total	$ 6,680

Source: Commonwealth Bank, F.S.B. and Thomson Reuters

EXHIBIT 18

OFFICES OF COMMONWEALTH BANK
MT. STERLING, KENTUCKY
As of September 30, 2014

Location	Owned or Leased	Year Acquired or Leased	Net Book Value as of September 30, 2014 ($000)
Main Office			
101 Commonwealth Drive			
Mt. Sterling, Kentucky 40353	Owned	2009	$ 1,511

Source: Commonwealth Bank, F.S.B.

EXHIBIT 19

DIRECTORS AND MANAGEMENT OF THE BANK
At September 30, 2014

Name	Position(s) Held with the Bank	Age	Director Since	Term Expires
William P. Rison	Chairman of the Board	51	2001	2017
Robert Curtis Steger	Executive Vice President & Chief Operating Officer	66	1978	2016
Ryan Curtis Steger	President and Chief Executive Officer	37	2007	2017
Lucion Clemons	Director	82	1961	2016
William Lane	Director	54	2002	2015

Executive Officers Who Are Not Directors:

Vickie Earley	Senior Vice President of Savings and Bookkeeping	56	--	--

Source: Commonwealth Bank

EXHIBIT 20

Key Demographic Data and Trends
Montgomery County,
Kentucky and the United States
2000, 2010 and 2019

	2000	2010	% Change	2019	% Change
Population					
Montgomery County	22,554	26,499	17.5%	27,562	4.0%
Kentucky	4,041,769	4,339,367	7.4%	4,524,989	4.3%
United States	281,421,906	308,745,538	9.7%	327,981,317	6.2%
Households					
Montgomery County	8,902	10,435	17.2%	10,853	4.0%
Kentucky	1,590,647	1,719,965	8.1%	1,804,340	4.9%
United States	105,480,101	116,716,292	10.7%	124,446,535	6.6%
Per Capita Income					
Montgomery County	$ 16,701	$ 19,145	14.6%	--	--
Kentucky	18,063	22,200	22.9%	--	--
United States	22,162	26,059	17.6%	--	--
Median Household Income					
Montgomery County	$ 31,746	$ 32,531	2.5%	$ 43,412	33.4%
Kentucky	33,672	40,990	21.7%	47,993	17.1%
United States	41,994	50,046	19.2%	59,599	19.1%

Source: U.S. Census and ESRI

EXHIBIT 21

Key Housing Data
Montgomery County, Kentucky and the United States
2000 & 2010

		2000	2010
Occupied Housing Units			
Montgomery County		8,902	10,435
Kentucky		1,590,647	1,181,271
United States		105,480,101	116,716,292
Occupancy Rate			
Montgomery County			
	Owner-Occupied	71.4%	67.9%
	Renter-Occupied	28.6%	32.1%
Kentucky			
	Owner-Occupied	70.8%	68.7%
	Renter-Occupied	29.2%	31.3%
United States			
	Owner-Occupied	66.2%	65.4%
	Renter-Occupied	33.8%	34.6%
Median Housing Values			
Montgomery County		$ 82,100	$ 96,300
Kentucky		86,700	119,400
United States		119,600	186,200
Median Rent			
Montgomery County		$ 420	$ 548
Kentucky		445	608
United States		602	871

Source: U.S. Census Bureau

EXHIBIT 22

Major Sources of Employment by Industry Group
Montgomery County, Kentucky and the United States
2000 and 2010

Industry Group	2000 Montgomery County	2000 Kentucky	2000 United States
Agriculture/Mining	3.1%	3.3%	1.9%
Construction	7.2%	7.2%	6.8%
Manufacturing	24.7%	17.6%	14.1%
Wholesale/Retail	17.8%	15.5%	15.3%
Transportation/Utilities	4.4%	6.0%	5.2%
Information	2.2%	2.2%	3.1%
Finance, Insurance & Real Estate	3.3%	5.4%	6.9%
Services	37.4%	45.7%	46.7%

Industry Group	2010 Montgomery County	2010 Kentucky	2010 United States
Agriculture/Mining	2.4%	2.9%	0.9%
Construction	6.4%	6.5%	5.1%
Manufacturing	25.2%	13.8%	15.0%
Wholesale/Retail	16.5%	14.6%	14.8%
Transportation/Utilities	6.5%	5.9%	4.8%
Information	0.7%	1.9%	1.8%
Finance, Insurance & Real Estate	3.9%	5.5%	6.4%
Services	38.2%	48.9%	51.2%

Source: Bureau of the Census

EXHIBIT 23

Unemployment Rates
Montgomery County, Kentucky and the United States
For the Years 2010 through 2013 and through September 2014

Location	2010	2011	2012	2013	September 2014
Montgomery County	11.5%	10.6%	8.4%	8.2%	6.4%
Kentucky	10.2%	9.5%	8.3%	8.3%	6.0%
United States	9.6%	8.9%	8.1%	7.4%	5.7%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 24

Market Share of Deposits
Montgomery County
June 30, 2014

	Montgomery County Deposits ($000)	Commonwealth's Deposits ($000)	Commonwealth's Share (%)
Banks	$ 491,607	—	—
Thrifts	15,345	$ 15,345	100.0%
Total	$ 506,952	$ 15,345	3.0%

Source: FDIC

EXHIBIT 25

National Interest Rates by Quarter
2010 - 3nrd Quarter of 2014

	1st Qtr. 2010	2nd Qtr. 2010	3rd Qtr. 2010	4th Qtr. 2010
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.15%	0.12%	0.12%	0.11%
1-Year Treasury Bills	0.40%	0.34%	0.30%	0.27%
30-Year Treasury Notes	4.54%	4.46%	4.40%	4.33%

	1st Qtr. 2011	2nd Qtr. 2011	3rd Qtr. 2011	4th Qtr. 2011
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.09%	0.02%
1-Year Treasury Bills	0.22%	0.20%	0.10%	0.12%
30-Year Treasury Notes	3.90%	3.72%	2.90%	2.89%

	1st Qtr. 2012	2nd Qtr. 2012	3rd Qtr. 2012	4th Qtr. 2012
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.10%	0.11%
1-Year Treasury Bills	0.19%	0.19%	0.17%	0.15%
30-Year Treasury Notes	3.35%	2.76%	2.82%	2.95%

	1st Qtr. 2013	2nd Qtr. 2013	3rd Qtr. 2013	4th Qtr. 2013
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.06%	0.04%	0.04%	0.05%
1-Year Treasury Bills	0.11%	0.11%	0.09%	0.10%
30-Year Treasury Notes	3.14%	3.70%	3.69%	3.96%

	1st Qtr. 2014	2nd Qtr. 2014	3rd Qtr. 2014
Prime Rate	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.05%	0.04%	0.13%
1-Year Treasury Bills	0.13%	0.11%	0.14%
30-Year Treasury Notes	3.56%	3.34%	3.07%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 7, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
SCBS	Southern Community Bancshares, Inc.	AL	Pink Sheet	8.80	1.65	0.30	116.38	0.00	29.14	29.33	69.51	69.51	7.56
SZBI	SouthFirst Bancshares, Inc	AL	Pink Sheet	3.65	0.00	0.57	132.52	0.00	6.43	6.40	37.29	37.32	2.75
BSF	Bear State Financial, Inc.	AR	NASDAQ	8.92	0.04	0.63	50.89	0.00	14.16	14.39	161.94	202.75	17.53
BOCA	Banc of California, Inc.	CA	NYSE	10.75	0.00	0.71	164.25	0.36	15.04	15.36	80.93	91.66	6.54
BOFI	Bofl Holding, Inc.	CA	NASDAQ	77.99	-0.76	4.21	326.81	0.00	18.52	17.97	282.87	283.40	23.86
BYFC	Broadway Financial Corporation	CA	NASDAQ	1.59	0.20	0.14	16.69	0.00	11.08	11.36	87.73	87.89	9.53
MLGF	Malaga Financial Corp	CA	Pink Sheet	20.17	0.00	1.88	158.17	0.63	10.71	10.73	116.16	116.16	12.75
PROV	Provident Financial Holdings, Inc.	CA	NASDAQ	14.87	0.05	0.78	120.94	0.41	19.06	19.31	93.88	94.02	12.30
SMPL	Simplicity Bancorp, Inc.	CA	NASDAQ	16.72	-0.65	0.72	116.77	0.34	23.22	23.22	89.88	93.12	14.32
FBNK	First Connecticut Bancorp, Inc.	CT	NASDAQ	15.58	-1.55	0.49	14.93	0.15	31.80	32.46	NM	NM	104.33
NVSL	Naugatuck Valley Financial Corporation	CT	NASDAQ	8.00	-0.51	-0.31	69.85	0.00	(25.81)	(33.33)	94.25	94.25	11.45
PBCT	People's United Financial, Inc.	CT	NASDAQ	14.82	-0.70	0.83	113.02	0.66	17.85	17.85	97.93	179.03	13.11
SIFI	SI Financial Group, Inc.	CT	NASDAQ	11.33	-0.32	0.32	104.84	0.12	35.40	32.37	92.77	101.13	10.81
UBNK	United Financial Bancorp, Inc.	CT	NASDAQ	14.37	-0.86	0.17	100.96	0.41	84.53	89.81	116.11	144.75	14.23
WSFS	WSFS Financial Corporation	DE	NASDAQ	77.11	-2.06	5.65	509.02	0.36	13.64	13.92	152.11	169.74	15.15
ACFC	Atlantic Coast Financial Corporation	FL	NASDAQ	4.07	0.02	-0.39	46.03	0.00	(10.54)	(10.44)	89.55	89.91	8.84
BFCF	BFC Financial Corporation	FL	Pink Sheet	3.50	0.24	2.14	20.05	0.00	1.64	6.03	62.17	NA	17.46
ESDF	East Side Financial, Inc.	FL	Pink Sheet	0.36	0.00	-12.90	237.00	0.00	(0.03)	(0.03)	NA	NA	0.15
EVER	Everbank Financial Corp	FL	NYSE	18.95	-2.50	0.96	166.76	0.13	19.74	18.76	148.36	216.07	11.36
SSNF	Sunshine Financial, Inc.	FL	Pink Sheet	17.86	-0.25	-0.01	128.79	0.00	NM	NM	99.83	100.79	13.87
CHFN	Charter Financial Corporation	GA	NASDAQ	11.35	-0.40	0.33	55.33	0.15	34.81	35.47	92.14	94.12	20.51
HBOS	Heritage Financial Group, Inc.	GA	NASDAQ	21.37	0.36	1.08	223.60	0.14	19.79	21.16	104.90	112.86	9.56
TBNK	Territorial Bancorp Inc.	HI	NASDAQ	21.10	-0.59	1.54	166.14	0.68	13.70	15.18	96.90	97.14	12.70
AJSB	AJS Bancorp, Inc.	IL	OTC BB	13.55	1.25	0.97	91.12	0.30	14.00	15.06	105.27	105.29	14.87
AFBA	Allied First Bancorp, Inc.	IL	OTC BB	0.05	-0.13	-1.09	230.92	0.00	(0.05)	(0.05)	0.40	0.40	0.02
BFIN	BankFinancial Corporation	IL	NASDAQ	11.87	-0.78	0.37	67.34	0.05	32.08	32.08	138.18	139.85	17.63
FIRT	First BancTrust Corporation	IL	Pink Sheet	15.50	0.95	1.56	203.01	0.08	9.94	9.94	76.49	78.20	7.64
FCLF	First Clover Leaf Financial Corp.	IL	NASDAQ	9.00	-0.74	0.46	90.12	0.18	19.41	19.57	82.77	98.75	9.99

EXHIBIT 26

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 7, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
GTPS	Great American Bancorp, Inc.	IL	OTC BB	23.50	-0.49	1.71	364.52	14.28	13.72	13.74	69.82	74.56	6.45
HARI	Harvard Illinois Bancorp, Inc.	IL	OTC BB	7.85	-0.30	-5.32	201.70	0.10	(1.47)	(1.47)	46.92	49.07	3.89
IROQ	IF Bancorp, Inc.	IL	NASDAQ	16.84	0.25	0.80	123.39	0.10	21.03	20.54	89.68	90.25	13.65
JXSB	Jacksonville Bancorp, Inc.	IL	NASDAQ	22.80	1.16	1.66	172.78	0.33	13.73	14.90	92.81	100.39	13.20
MCPH	Midland Capital Holdings Corp	IL	Pink Sheet	11.85	0.00	-0.45	320.20	0.00	(26.12)	(26.33)	39.64	39.64	3.70
PFED	Park Bancorp, Inc.	IL	Pink Sheet	0.60	-0.06	-1.42	137.17	0.00	(0.42)	(0.37)	12.04	12.04	0.44
RYFL	Royal Financial, Inc.	IL	OTC BB	7.75	0.05	0.25	55.13	0.00	30.40	40.79	75.18	75.18	14.06
SUGR	Sugar Creek Financial Corp.	IL	OTC BB	9.50	0.15	0.37	100.76	0.00	26.03	26.39	76.27	76.27	9.43
AMFC	AMB Financial Corp.	IN	OTC BB	8.50	0.95	1.14	188.60	0.00	7.48	7.46	43.96	44.56	4.51
DSFN	DSA Financial Corp	IN	NASDAQ	10.40	2.20	0.63	72.12	0.22	16.58	16.77	96.56	98.27	14.42
FFWC	FFW Corporation	IN	Pink Sheet	21.47	0.25	3.92	300.91	0.22	5.47	5.56	72.87	76.74	7.14
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	6.70	0.00	4.29	260.01	0.00	1.56	1.58	26.17	26.21	2.58
FBPI	First Bancorp of Indiana, Inc.	IN	OTC BB	14.25	0.80	0.81	212.97	0.31	17.57	NA	NA	NA	6.69
FCAP	First Capital, Inc.	IN	NASDAQ	23.40	2.34	2.03	167.96	0.83	11.53	11.58	113.92	125.98	13.93
FSFG	First Savings Financial Group, Inc.	IN	NASDAQ	25.25	0.78	2.40	325.35	0.32	10.53	10.70	78.59	91.18	7.76
LPSB	Laporte Bancorp, Inc.	IN	NASDAQ	11.69	0.21	0.69	88.62	0.16	16.94	NA	81.98	81.98	13.19
LOGN	Logansport Financial Corp.	IN	Pink Sheet	28.60	2.23	2.76	246.62	0.48	10.38	10.48	91.73	92.68	11.60
LSBI	LSB Financial Corp.	IN	NASDAQ	43.59	-1.69	1.35	228.54	0.25	32.20	32.29	166.40	171.20	19.07
MFSF	MutualFirst Financial, Inc.	IN	NASDAQ	21.72	3.42	1.34	196.81	0.28	16.21	17.38	128.00	131.28	11.04
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	26.00	-0.75	2.47	274.85	0.94	10.52	11.16	99.80	102.01	9.46
PBNI	Peoples Bancorp	IN	Pink Sheet	24.02	0.40	1.47	203.38	0.60	16.32	18.91	99.33	104.02	11.81
RIVR	River Valley Bancorp	IN	NASDAQ	21.00	-0.92	3.10	328.16	0.86	6.78	7.02	57.35	58.18	6.40
TDCB	Third Century Bancorp	IN	OTC BB	7.93	0.18	0.19	78.19	0.37	42.27	41.74	81.81	82.51	10.14
UCBA	United Community Bancorp	IN	NASDAQ	11.87	0.19	0.40	105.42	0.24	29.48	28.95	83.76	87.74	11.26
WEIN	West End Indiana Bancshares, Inc.	IN	OTC BB	20.50	0.75	0.88	188.31	0.24	23.28	24.70	91.64	93.35	10.89
CFFN	Capitol Federal Financial, Inc.	KS	NASDAQ	12.90	-0.34	0.55	69.30	0.92	23.64	23.45	123.01	123.08	18.62
FFSL	First Independence Corporation	KS	Pink Sheet	17.59	3.24	0.74	163.89	0.00	23.77	23.77	109.07	109.35	10.73
PBSK	Poage Bankshares, Inc.	KY	NASDAQ	14.90	0.25	0.62	106.05	0.15	23.88	26.14	91.17	92.14	14.05

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 7, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
CTUY	Century Next Financial Corporation	LA	OTC BB	19.00	0.00	1.10	153.28	0.00	17.25	17.27	108.78	108.78	12.40
FPBF	FPB Financial Corp.	LA	Pink Sheet	16.00	0.70	1.64	186.70	0.20	9.75	9.82	85.78	85.78	8.57
HIBE	Hibernia Bancorp, Inc.	LA	OTC BB	17.40	0.05	0.13	105.80	0.00	NM	NM	77.99	77.99	16.45
HBCP	Home Bancorp, Inc.	LA	NASDAQ	23.08	0.69	1.34	177.07	0.00	17.22	18.17	108.66	109.75	13.03
HFBL	Home Federal Bancorp, Inc. of Louisiana	LA	NASDAQ	19.45	-0.28	1.30	154.52	0.25	15.02	15.20	100.47	101.09	12.59
LABC	Louisiana Bancorp, Inc.	LA	NASDAQ	20.90	0.44	0.94	113.88	0.10	22.23	22.23	102.16	102.16	18.35
MDNB	Minden Bancorp, Inc.	LA	OTC BB	19.00	1.70	1.51	121.25	0.18	12.59	NA	NA	NA	15.67
SIBC	State Investors Bancorp, Inc.	LA	NASDAQ	16.70	-0.80	0.64	115.87	0.00	26.17	26.09	93.32	93.32	14.41
BRKL	Brookline Bancorp, Inc.	MA	NASDAQ	9.79	-0.82	0.57	80.87	0.34	17.18	17.18	108.72	142.89	12.11
BLMT	BSB Bancorp, Inc.	MA	NASDAQ	18.67	1.26	0.41	147.38	0.00	45.54	45.54	125.22	125.64	12.67
CBNK	Chicopee Bancorp, Inc.	MA	NASDAQ	15.30	-2.06	-0.04	117.84	0.26	NM	NM	91.68	92.00	12.98
GTWN	Georgetown Bancorp, Inc.	MA	NASDAQ	16.75	-0.78	0.68	147.54	0.12	24.56	24.63	101.87	104.93	11.35
HBNK	Hampden Bancorp, Inc.	MA	NASDAQ	19.91	0.33	0.84	127.64	0.26	23.70	23.99	128.50	129.82	15.60
HIFS	Hingham Institution for Savings	MA	NASDAQ	83.67	2.15	9.97	707.42	1.07	8.39	8.39	148.87	148.87	11.83
MTGB	Meetinghouse Bancorp, Inc.	MA	OTC BB	13.20	1.09	-0.08	163.05	0.00	NM	NM	112.44	116.79	8.10
EBSB	Meridian Bancorp, Inc.	MA	NASDAQ	11.39	-15.12	0.37	57.93	0.00	30.55	39.28	109.11	111.79	19.66
PEOP	Peoples Federal Bancshares, Inc.	MA	NASDAQ	21.59	1.54	0.23	96.34	0.38	92.34	93.87	129.71	129.83	22.41
WEBK	Wellesley Bancorp, Inc.	MA	NASDAQ	18.99	0.02	0.73	206.57	0.00	26.19	26.38	95.48	95.48	9.19
WFD	Westfield Financial, Inc.	MA	NASDAQ	7.05	-0.40	0.33	69.66	0.24	21.36	22.74	91.96	91.96	10.12
FRTR	Fraternity Community Bancorp, Inc.	MD	OTC BB	14.75	-0.34	-0.18	116.89	0.00	(81.85)	(81.94)	87.79	87.79	12.62
HBK	Hamilton Bancorp, Inc.	MD	NASDAQ	12.95	0.40	-0.27	83.54	0.00	(48.45)	(40.47)	98.05	104.20	15.50
MDSN	Madison Bancorp, Inc.	MD	OTC BB	15.00	0.00	0.16	225.58	0.00	91.24	93.75	74.41	74.41	6.65
OBAF	OBA Financial Services, Inc.	MD	NASDAQ	22.75	0.38	0.19	99.44	0.00	NM	NM	142.25	NA	22.88
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	12.74	-0.01	0.07	112.44	0.00	NM	NM	90.59	NA	11.33
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	4.66	-0.10	-0.62	76.42	0.00	(7.54)	(11.37)	86.00	87.13	6.10
EGDW	Edgewater Bancorp, Inc	MI	OTC BB	10.10	-0.25	-1.56	175.11	0.00	(6.47)	(6.52)	50.04	51.76	5.77
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	4.98	-0.79	0.69	108.15	0.06	7.18	7.22	47.92	49.13	4.60
FBC	Flagstar Bancorp, Inc.	MI	NYSE	15.65	-1.27	1.00	171.08	0.00	15.65	15.65	81.16	110.12	9.15

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 7, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
NWBM	Northwestern Bancorp	MI	OTC BB	564.00	10.00	20.83	4,403.70	0.00	27.08	27.08	153.80	177.95	12.81
STBI	Sturgis Bancorp, Inc.	MI	Pink Sheet	8.75	0.50	0.87	154.17	0.04	10.00	10.06	54.27	67.54	5.68
WBKC	Wolverine Bancorp, Inc.	MI	NASDAQ	22.50	-0.20	0.88	148.52	0.40	25.58	25.57	87.01	87.14	15.15
HMNF	HMN Financial, Inc.	MN	NASDAQ	12.70	2.20	5.43	132.97	0.00	2.34	3.14	87.87	90.02	9.55
REDW	Redwood Financial, Inc	MN	Pink Sheet	28.50	0.50	5.43	507.66	0.00	5.25	5.25	44.89	52.74	5.61
WEFP	Wells Financial Corp.	MN	Pink Sheet	25.40	-0.25	1.27	336.39	0.60	20.00	20.00	71.81	77.36	7.55
CCFC	CCSB Financial Corp.	MO	Pink Sheet	7.00	-0.35	0.46	111.29	0.00	15.26	15.22	54.67	54.89	6.29
FBSI	First Bancshares, Inc.	MO	Pink Sheet	6.85	-0.61	0.36	122.57	0.00	18.80	20.76	73.32	73.32	5.59
LXMO	Lexington B & L Financial Corp.	MO	Pink Sheet	18.50	1.00	1.08	226.90	0.00	17.21	17.45	65.68	69.27	8.15
LBCP	Liberty Bancorp, Inc.	MO	OTC BB	17.00	-0.05	0.86	97.20	0.00	19.77	19.77	125.18	130.42	17.49
NASB	NASB Financial, Inc.	MO	Pink Sheet	23.70	0.05	2.12	148.37	0.10	11.18	11.62	93.28	94.33	15.97
PULB	Pulaski Financial Corp.	MO	NASDAQ	11.66	0.10	0.87	117.74	0.29	13.37	13.25	121.90	126.39	9.90
QRRY	Quarry City Savings and Loan Association	MO	OTC BB	10.85	0.60	0.57	114.69	0.00	18.99	19.04	55.86	58.15	9.46
SJBA	St. Joseph Bancorp, Inc.	MO	OTC BB	19.00	0.00	-0.05	85.51	0.00	NM	NM	NA	NA	22.22
EBMT	Eagle Bancorp Montana, Inc.	MT	NASDAQ	10.80	0.24	0.50	143.26	0.29	21.60	30.00	79.31	101.86	7.54
ASBB	ASB Bancorp, Inc.	NC	NASDAQ	19.93	-0.82	0.52	171.07	0.00	38.32	42.39	92.53	92.53	11.65
HTBI	Hometrust Bancshares, Inc	NC	NASDAQ	15.50	-1.16	0.49	107.96	0.00	31.63	31.63	84.08	88.29	14.36
KSBI	KS Bancorp, Inc.	NC	OTC BB	9.10	-0.85	0.88	238.54	0.00	10.38	12.13	51.53	51.53	3.81
LTLB	Little Bank, Inc	NC	Pink Sheet	10.33	0.08	0.97	114.58	0.00	10.68	10.65	95.48	95.48	9.02
MCBK	Madison County Financial, Inc.	NE	NASDAQ	19.14	1.24	1.00	98.62	0.24	19.20	19.14	110.31	111.32	19.41
GUAA	Guaranty Bancorp, Inc.	NH	Pink Sheet	10.00	0.00	2.96	405.33	0.72	3.38	4.65	24.62	24.70	2.47
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	NASDAQ	15.31	0.36	1.09	179.90	0.52	14.05	15.01	96.39	171.08	8.51
CBNJ	Cape Bancorp, Inc.	NJ	NASDAQ	9.10	-1.30	0.55	94.27	0.24	16.54	18.96	74.66	89.29	9.65
CSBK	Clifton Savings Bancorp, Inc	NJ	NASDAQ	13.05	-0.08	0.25	45.42	0.24	52.20	52.20	97.33	97.33	28.73
COBK	Colonial Financial Services, Inc.	NJ	NASDAQ	13.00	0.65	0.27	143.18	0.00	48.15	72.22	79.90	79.90	9.08
DLNO	Delanco Bancorp, Inc.	NJ	Pink Sheet	7.38	-0.53	-0.93	134.14	0.00	(7.92)	(7.94)	54.04	54.04	5.50
HCBK	Hudson City Bancorp, Inc.	NJ	NASDAQ	9.80	-0.11	0.33	70.28	0.16	29.70	40.83	107.61	111.12	13.94
ISBC	Investors Bancorp, Inc.	NJ	NASDAQ	10.76	-0.92	N/A	49.85	0.15	NA	32.61	108.49	111.38	21.59

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 7, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
NFBK	Northfield Bancorp, Inc	NJ	NASDAQ	14.15	0.51	0.40	57.75	0.50	35.38	36.28	116.00	119.11	24.50
OSHC	Ocean Shore Holding Co.	NJ	NASDAQ	14.10	-0.27	0.97	160.75	0.24	14.54	15.00	86.76	91.27	8.77
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	16.52	-0.65	1.02	134.87	0.48	16.20	17.21	129.34	131.49	12.25
ORIT	Oritani Financial Corp.	NJ	NASDAQ	14.68	-1.30	0.91	71.78	0.95	16.11	16.13	126.57	126.57	20.45
PFS	Provident Financial Services, Inc.	NJ	NYSE	18.16	-0.95	1.18	140.50	0.60	15.39	15.39	96.37	148.05	12.93
AF	Astoria Financial Corporation	NY	NYSE	13.18	-1.06	0.85	155.06	0.16	15.51	15.51	89.75	103.71	8.50
CARV	Carver Bancorp, Inc.	NY	NASDAQ	7.25	-1.14	-0.13	174.27	0.00	(55.77)	(51.79)	334.43	344.70	4.16
CMSB	CMS Bancorp, Inc.	NY	NASDAQ	12.83	1.90	0.47	146.69	0.00	27.13	27.30	109.76	109.76	8.75
DCOM	Dime Community Bancshares, Inc.	NY	NASDAQ	15.44	-1.39	1.19	118.95	0.56	12.97	12.97	124.75	142.21	12.98
ESBK	Elmira Savings Bank, FSB	NY	NASDAQ	21.70	-2.25	1.04	198.12	0.38	20.87	23.09	128.97	187.95	10.95
NYCB	New York Community Bancorp, Inc.	NY	NYSE	15.91	-0.11	1.07	109.97	1.00	14.87	15.01	121.89	227.56	14.47
ONFC	Oneida Financial Corp.	NY	NASDAQ	13.04	0.98	0.92	112.03	0.36	14.19	18.11	96.54	133.69	11.64
PFDB	Patriot Federal Bank	NY	Pink Sheet	5.50	-1.15	-0.01	127.79	0.00	NM	NM	45.99	46.73	4.30
SNNY	Sunnyside Bancorp, Inc.	NY	OTC BB	9.87	0.50	-0.29	119.84	0.00	(34.50)	(29.03)	68.83	68.83	8.24
TRST	Trustco Bank Corp NY	NY	NASDAQ	7.28	-0.24	0.47	48.34	0.26	15.59	16.18	177.17	177.42	15.06
ASBN	ASB Financial Corp.	OH	Pink Sheet	13.26	0.25	0.71	126.81	0.54	18.60	18.68	101.71	115.35	10.46
CFBK	Central Federal Corporation	OH	NASDAQ	1.43	-0.15	0.05	19.44	0.00	29.48	23.83	98.44	98.51	7.36
CHEV	Cheviot Financial Corp.	OH	NASDAQ	12.65	0.28	0.40	85.40	0.36	31.63	31.63	89.55	100.99	14.81
CIBN	Community Investors Bancorp, Inc.	OH	Pink Sheet	9.42	-0.90	0.61	165.51	0.10	15.32	NA	NA	NA	5.69
FFDF	FFD Financial Corporation	OH	OTC BB	25.80	3.30	2.78	263.67	0.79	9.29	9.31	110.18	113.93	9.79
FDEF	First Defiance Financial Corp.	OH	NASDAQ	31.65	-1.69	2.39	229.56	0.55	13.24	14.07	106.59	144.68	13.79
FNFI	First Niles Financial, Inc.	OH	OTC BB	9.25	0.95	0.24	74.00	0.10	38.90	51.39	102.41	102.41	12.50
HCFL	Home City Financial Corporation	OH	Pink Sheet	16.35	0.54	1.50	183.06	0.20	10.87	12.87	86.69	86.69	8.93
HLFN	Home Loan Financial Corporation	OH	OTC BB	19.50	1.86	2.09	127.16	0.63	9.32	9.33	136.56	137.60	15.33
PPSF	Peoples-Sidney Financial Corporation	OH	Pink Sheet	7.80	0.81	-0.06	88.95	0.00	NM	NM	65.27	65.28	8.77
PFOH	Perpetual Federal Savings Bank	OH	Pink Sheet	19.75	0.70	1.10	140.07	0.54	17.92	17.95	79.77	79.77	14.10
UCFC	United Community Financial Corp.	OH	NASDAQ	5.10	0.55	0.98	36.26	0.01	5.20	5.20	108.42	111.15	14.06
VERF	Versailles Financial Corporation	OH	OTC BB	15.60	0.25	0.53	129.41	0.00	29.55	28.36	60.21	60.21	12.06

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 7, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
WAYN	Wayne Savings Bancshares, Inc.	OH	NASDAQ	12.75	-0.64	0.88	146.59	0.34	14.49	14.49	89.52	93.52	8.70
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	NASDAQ	17.00	-0.24	0.49	105.15	0.21	34.98	34.69	104.28	104.28	16.17
ESBF	ESB Financial Corporation	PA	NASDAQ	18.66	-1.26	0.98	109.52	0.30	19.04	19.24	161.50	202.56	17.04
ESSA	ESSA Bancorp, Inc.	PA	NASDAQ	11.56	0.17	0.72	133.19	0.19	16.07	16.51	81.70	88.38	8.68
EKFC	Eureka Financial Corp.	PA	OTC BB	21.00	0.50	1.25	123.70	0.30	16.78	16.80	119.17	119.17	16.98
FFCO	FedFirst Financial Corporation	PA	NASDAQ	23.00	-0.15	0.67	140.27	0.39	34.47	35.38	113.32	115.99	16.40
FXCB	Fox Chase Bancorp, Inc.	PA	NASDAQ	16.36	-0.55	0.67	113.34	0.56	24.42	24.79	87.01	87.07	14.43
HARL	Harleysville Savings Financial Corporation	PA	Pink Sheet	16.95	-0.70	1.30	208.61	0.63	13.08	14.49	101.80	101.80	8.13
MLVF	Malvern Bancorp, Inc.	PA	NASDAQ	11.20	0.86	0.05	82.68	0.00	NM	NM	95.68	96.25	13.55
NWBI	Northwest Bancshares, Inc.	PA	NASDAQ	12.96	-1.47	0.71	82.39	1.52	18.25	20.25	114.34	137.22	15.73
PBCP	Polonia Bancorp, Inc.	PA	NASDAQ	10.25	-0.01	0.02	87.67	0.00	NM	NM	89.57	90.04	11.69
PBIP	Prudential Bancorp, Inc.	PA	NASDAQ	12.11	0.72	0.34	55.05	0.03	35.41	46.58	89.31	89.31	22.00
QNTO	Quaint Oak Bancorp, Inc.	PA	Pink Sheet	17.70	0.79	1.25	162.78	0.22	14.16	14.87	93.50	93.62	10.87
STND	Standard Financial Corp.	PA	OTC BB	21.75	1.06	1.02	143.18	0.14	21.31	21.32	92.62	105.48	15.19
THRD	TF Financial Corporation	PA	NASDAQ	40.87	-1.21	1.11	258.77	0.34	36.82	36.82	130.80	138.99	15.79
UASB	United-American Savings Bank	PA	OTC BB	20.00	0.00	1.96	282.94	0.00	10.20	9.95	84.96	84.96	7.07
WVFC	WVS Financial Corp.	PA	NASDAQ	10.89	-0.01	0.53	154.18	0.12	20.74	20.54	73.79	73.79	7.06
CWAY	Coastway Bancorp, Inc.	RI	NASDAQ	10.89	-0.21	-0.25	91.22	0.00	(42.91)	(45.38)	76.56	76.56	11.94
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	3.55	3.00	0.72	95.92	0.00	4.93	4.93	27.16	27.16	3.70
HFFC	HF Financial Corp.	SD	NASDAQ	13.77	-0.45	1.06	178.20	0.44	12.99	13.50	94.65	111.96	7.72
CASH	Meta Financial Group, Inc.	SD	NASDAQ	36.68	-4.74	10.05	332.93	0.39	3.65	3.66	129.46	129.46	11.02
AFCB	Athens Bancshares Corporation	TN	NASDAQ	26.50	-0.42	1.59	167.52	0.20	16.67	17.67	114.71	114.71	15.82
FABK	First Advantage Bancorp	TN	OTC BB	13.75	0.29	0.87	111.14	0.21	15.85	15.80	86.33	86.33	12.37
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	24.90	-3.25	1.26	100.38	0.00	19.70	19.76	109.00	109.83	24.81
UNTN	United Tennessee Bankshares, Inc	TN	Pink Sheet	15.05	-0.70	1.30	166.34	0.00	11.56	11.58	91.94	91.94	9.05
BAFI	BancAffiliated, Inc	TX	Pink Sheet	75.00	24.00	20.69	1,643.29	0.00	3.63	3.62	42.15	43.54	4.56
SPBC	SP Bancorp, Inc.	TX	NASDAQ	29.10	0.23	1.00	217.57	0.00	29.21	33.84	143.32	143.32	13.37
FRNK	Franklin Financial Corporation	VA	NASDAQ	20.05	-3.09	1.73	93.51	0.00	11.59	24.75	96.47	96.47	21.44

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 7, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ANCB	Anchor Bancorp	WA	NASDAQ	20.60	1.50	0.22	155.74	0.00	93.04	98.10	95.05	95.64	13.23
FFNW	First Financial Northwest, Inc.	WA	NASDAQ	11.42	-0.66	0.77	59.19	0.19	14.83	14.83	97.14	97.14	19.29
FSBW	FS Bancorp, Inc.	WA	NASDAQ	17.10	-0.30	1.10	145.75	0.10	15.48	15.41	86.45	90.06	11.73
HMST	HomeStreet, Inc.	WA	NASDAQ	17.14	-1.28	1.06	233.94	0.11	16.14	18.43	86.43	161.10	7.33
RVSB	Riverview Bancorp, Inc.	WA	NASDAQ	4.14	0.11	0.86	37.45	0.00	4.83	4.81	92.28	124.31	11.06
SFBC	Sound Financial Bancorp, Inc.	WA	NASDAQ	17.85	0.32	N/A	190.50	0.15	NA	9.92	90.89	97.01	9.37
TSBK	Timberland Bancorp, Inc.	WA	NASDAQ	10.58	0.00	0.80	105.79	0.11	13.21	12.90	90.07	98.83	10.00
BKMU	Bank Mutual Corporation	WI	NASDAQ	6.52	0.61	0.29	49.98	0.14	22.48	22.48	104.24	107.21	13.05
CZWI	Citizens Community Bancorp, Inc.	WI	NASDAQ	8.92	0.35	0.35	110.28	0.04	25.85	23.47	80.45	80.45	8.09
HWIS	Home Bancorp Wisconsin	WI	OTC BB	8.29	-0.05	-1.35	132.82	0.00	(6.14)	(6.05)	63.21	63.21	6.24
WSBF	Waterstone Financial, Inc.	WI	NASDAQ	12.25	0.14	0.36	52.28	0.05	34.03	34.03	94.01	94.33	23.43
WBB	Westbury Bancorp, Inc.	WI	NASDAQ	15.14	-0.06	-0.27	108.51	0.00	(55.34)	(54.07)	91.75	93.51	13.95
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	10.90	-0.17	0.66	173.96	0.00	16.47	15.35	54.91	55.49	6.27

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF NOVEMBER 7, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

	PER SHARE					PRICING RATIOS				
	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS										
AVERAGE	19.28	0.10	1.09	180.87	0.28	16.22	17.30	95.40	102.72	12.21
HIGH	564.00	24.00	20.83	4403.70	14.28	93.04	98.10	334.43	344.70	104.33
LOW	0.05	(15.1)	(12.90)	14.93	0.00	(81.85)	(81.94)	0.40	0.40	0.02
AVERAGE FOR STATE										
KY	14.90	0.25	0.62	106.05	0.15	23.88	26.14	91.17	92.14	14.05
AVERAGE BY REGION										
MIDWEST	24.64	0.50	1.20	237.37	0.48	14.28	14.65	84.20	88.68	10.20
NORTH CENTRAL	17.58	0.13	1.99	177.76	0.19	15.03	15.27	90.73	94.14	11.58
NORTHEAST	15.74	(0.48)	0.78	136.78	0.29	19.82	21.65	106.38	118.41	14.39
SOUTHEAST	15.68	(0.34)	0.30	141.58	0.05	10.97	12.42	91.36	95.23	11.94
SOUTHWEST	24.05	2.43	2.81	276.37	0.07	16.72	17.85	102.46	106.85	13.36
WEST	17.73	(0.12)	1.06	144.71	0.21	20.46	20.80	101.31	111.55	11.74
AVERAGE BY EXCHANGE										
NYSE	15.43	(0.98)	0.96	151.27	0.38	16.03	15.95	103.08	149.53	10.49
NASDAQ	17.21	(0.31)	1.01	133.61	0.24	19.35	20.62	107.28	115.45	14.33
OTC-BB	31.29	0.70	1.08	287.74	0.57	13.44	14.55	83.78	86.03	10.59
PINK SHEETS	15.18	0.84	1.34	219.80	0.15	9.96	10.22	70.83	72.27	8.24

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SCBS	Southern Community Bancshares, Inc.	AL	74,375	8,091	8,091	0.28	0.27	2.43	2.35	Pink Sheet	639,077	5,624
SZBI	SouthFirst Bancshares, Inc	AL	92,964	9,627	9,627	0.41	0.20	4.21	2.05	Pink Sheet	701,526	2,315
BSF	Bear State Financial, Inc.	AR	1,528,387	165,419	132,124	2.55	2.55	22.06	22.06	NASDAQ	30,030,344	267,871
BOCA	Banc of California, Inc.	CA	4,537,996	446,881	404,092	0.58	(1.32)	6.40	(14.56)	NYSE	27,628,482	297,006
BOFI	Bofl Holding, Inc.	CA	4,824,863	412,101	412,101	1.71	1.76	19.21	19.77	NASDAQ	14,763,507	1,073,455
BYFC	Broadway Financial Corporation	CA	337,843	36,695	36,695	0.87	0.94	8.26	8.86	NASDAQ	20,247,159	32,395
MLGF	Malaga Financial Corp	CA	936,672	102,828	102,828	1.23	1.23	11.25	11.25	Pink Sheet	5,921,902	121,399
PROV	Provident Financial Holdings, Inc.	CA	1,106,854	144,963	144,963	0.66	0.66	4.90	4.90	NASDAQ	9,152,065	133,529
SMPL	Simplicity Bancorp, Inc.	CA	863,351	137,541	133,591	0.61	0.61	3.72	3.72	NASDAQ	7,393,308	124,208
FBNK	First Connecticut Bancorp, Inc.	CT	2,395,674	233,646	233,646	0.12	0.12	3.13	3.13	NASDAQ	160,430,310	2,326,239
NVSL	Naugatuck Valley Financial Corporation	CT	489,125	59,433	59,433	(0.41)	(0.34)	(3.45)	(2.82)	NASDAQ	7,002,208	54,757
PBCT	People's United Financial, Inc.	CT	34,774,900	4,655,000	2,546,300	0.76	0.76	5.30	5.30	NASDAQ	307,700,000	4,452,419
SIFI	SI Financial Group, Inc.	CT	1,340,142	156,106	137,259	0.33	0.36	2.73	2.99	NASDAQ	12,783,122	143,043
UBNK	United Financial Bancorp, Inc.	CT	5,313,806	651,366	527,423	0.22	0.21	1.71	1.59	NASDAQ	52,631,684	667,896
WSFS	WSFS Financial Corporation	DE	4,782,728	476,324	476,324	1.18	1.18	12.83	12.83	NASDAQ	9,396,000	672,848
ACFC	Atlantic Coast Financial Corporation	FL	713,940	70,485	70,485	(0.83)	(0.55)	(9.42)	(6.26)	NASDAQ	15,509,061	63,277
BFCF	BFC Financial Corporation	FL	1,547,188	507,789	377,183	N/A	N/A	11.01	N/A	Pink Sheet	77,168,832	292,865
ESDF	East Side Financial, Inc.	FL	65,686	361	361	N/A	N/A	N/A	N/A	Pink Sheet	277,159	103
EVER	Everbank Financial Corp	FL	20,510,342	1,721,023	1,669,932	0.69	0.68	7.96	7.78	NYSE	122,994,480	2,172,083
SSNF	Sunshine Financial, Inc.	FL	148,562	20,637	20,500	(0.01)	(0.10)	(0.04)	(0.71)	Pink Sheet	1,153,510	21,052
CHFN	Charter Financial Corporation	GA	1,010,361	224,955	220,206	0.56	0.56	2.40	2.40	NASDAQ	18,261,390	195,397
HBOS	Heritage Financial Group, Inc.	GA	1,755,534	159,948	143,246	0.58	(0.03)	6.46	(0.29)	NASDAQ	7,851,296	158,518
TBNK	Territorial Bancorp Inc.	HI	1,656,377	217,086	217,086	0.88	0.81	6.55	6.05	NASDAQ	9,969,600	202,283
AJSB	AJS Bancorp, Inc.	IL	215,935	30,502	30,502	1.05	0.74	8.07	5.71	OTC BB	2,369,730	31,873
AFBA	Allied First Bancorp, Inc.	IL	118,068	6,470	6,470	(0.47)	(1.17)	(8.72)	(21.64)	OTC BB	511,300	61
BFIN	BankFinancial Corporation	IL	1,420,933	181,276	179,278	0.52	0.52	4.20	4.20	NASDAQ	21,101,966	219,038
FIRT	First BancTrust Corporation	IL	429,318	42,851	42,310	0.81	0.81	11.17	11.17	Pink Sheet	2,114,761	31,721
FCLF	First Clover Leaf Financial Corp.	IL	631,517	76,192	64,596	0.51	0.48	4.37	4.12	NASDAQ	7,007,283	64,117

EXHIBIT 27

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
GTPS	Great American Bancorp, Inc.	IL	173,032	15,976	15,491	0.47	0.27	5.15	3.01	OTC BB	474,682	11,634
HARI	Harvard Illinois Bancorp, Inc.	IL	169,347	14,046	14,046	(2.64)	(2.63)	(24.51)	(24.44)	OTC BB	839,585	14,021
IROQ	IF Bancorp, Inc.	IL	540,145	82,200	82,200	0.63	0.65	4.29	4.42	NASDAQ	4,377,657	73,282
JXSB	Jacksonville Bancorp, Inc.	IL	314,249	44,681	41,954	0.95	0.88	6.97	6.45	NASDAQ	1,818,743	40,558
MCPH	Midland Capital Holdings Corp	IL	119,307	11,139	11,139	(0.14)	(0.14)	(1.51)	(1.51)	Pink Sheet	372,600	5,216
PFED	Park Bancorp, Inc.	IL	163,670	5,947	5,947	(0.99)	(1.17)	(24.19)	(28.58)	Pink Sheet	1,193,174	704
RYFL	Royal Financial, Inc.	IL	138,212	25,846	25,846	0.53	0.40	2.59	1.97	OTC BB	2,507,110	19,932
SUGR	Sugar Creek Financial Corp.	IL	91,375	11,296	11,296	0.37	0.39	3.18	3.36	OTC BB	906,879	8,570
AMFC	AMB Financial Corp.	IN	185,140	18,980	18,980	0.62	0.51	6.08	4.98	OTC BB	981,638	8,835
DSFN	DSA Financial Corp	IN	116,001	17,323	17,323	0.85	0.82	6.03	5.79	NASDAQ	1,608,333	17,611
FFWC	FFW Corporation	IN	340,656	33,354	32,379	1.28	1.22	14.04	13.29	Pink Sheet	1,132,084	23,208
FDLB	Fidelity Federal Bancorp	IN	238,336	23,464	23,258	1.96	1.44	17.96	13.21	Pink Sheet	916,656	6,142
FBPI	First Bancorp of Indiana, Inc.	IN	372,524	40,528	34,111	0.41	0.34	3.89	3.28	OTC BB	1,749,165	N/A
FCAP	First Capital, Inc.	IN	460,292	56,290	50,904	1.23	1.23	10.32	10.25	NASDAQ	2,740,502	64,265
FSFG	First Savings Financial Group, Inc.	IN	708,420	87,080	77,419	0.99	0.94	6.39	6.10	NASDAQ	2,177,412	54,348
LPSB	Laporte Bancorp, Inc.	IN	510,597	82,158	82,158	N/A	N/A	N/A	N/A	NASDAQ	5,761,645	64,588
LOGN	Logansport Financial Corp.	IN	161,391	20,403	20,358	1.09	1.09	11.81	11.81	Pink Sheet	654,408	18,808
LSBI	LSB Financial Corp.	IN	358,303	41,064	41,064	0.59	0.43	5.21	3.82	NASDAQ	1,567,764	63,008
MFSF	MutualFirst Financial, Inc.	IN	1,416,640	122,142	119,092	0.70	0.66	8.13	7.61	NASDAQ	7,197,891	161,953
NWIN	NorthWest Indiana Bancorp	IN	781,706	74,100	72,489	0.97	0.91	10.15	9.58	OTC BB	2,844,167	73,237
PBNI	Peoples Bancorp	IN	470,197	55,904	53,574	0.74	0.61	6.16	5.14	Pink Sheet	2,311,858	57,796
RIVR	River Valley Bancorp	IN	504,485	56,288	56,288	0.97	0.92	11.20	10.61	NASDAQ	1,537,306	32,975
TDCB	Third Century Bancorp	IN	123,779	15,346	15,346	0.24	0.23	1.94	1.86	OTC BB	1,583,090	12,348
UCBA	United Community Bancorp	IN	522,843	70,291	67,252	0.38	0.38	2.73	2.71	NASDAQ	4,959,842	59,270
WEIN	West End Indiana Bancshares, Inc.	IN	257,693	30,611	30,611	0.47	0.44	4.08	3.85	OTC BB	1,368,422	27,026
CFFN	Capitol Federal Financial, Inc.	KS	9,865,028	1,492,882	1,492,882	0.84	0.84	4.92	4.92	NASDAQ	142,359,003	1,682,683
FFSL	First Independence Corporation	KS	136,874	13,469	13,469	0.45	0.51	4.69	5.30	Pink Sheet	835,163	12,319
PBSK	Poage Bankshares, Inc.	KY	411,693	63,440	61,440	0.60	0.51	3.90	3.32	NASDAQ	3,881,917	58,229

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CTUY	Century Next Financial Corporation	LA	161,465	18,399	18,399	0.78	0.74	6.61	6.28	OTC BB	1,053,409	20,015
FPBF	FPB Financial Corp.	LA	224,326	22,411	22,411	0.94	0.94	9.70	9.70	Pink Sheet	1,201,560	19,165
HIBE	Hibernia Bancorp, Inc.	LA	103,176	21,756	21,756	0.12	0.12	0.56	0.56	OTC BB	975,194	17,017
HBCP	Home Bancorp, Inc.	LA	1,259,746	151,118	151,118	0.79	0.79	6.10	6.10	NASDAQ	7,114,516	161,571
HFBL	Home Federal Bancorp, Inc. of Louisian	LA	340,485	42,658	42,658	0.95	0.94	6.44	6.39	NASDAQ	2,203,442	42,416
LABC	Louisiana Bancorp, Inc.	LA	321,717	57,797	57,797	0.84	0.84	4.64	4.64	NASDAQ	2,825,168	57,294
MDNB	Minden Bancorp, Inc.	LA	285,230	42,482	42,482	1.36	1.37	9.61	9.61	OTC BB	2,352,490	N/A
SIBC	State Investors Bancorp, Inc.	LA	268,880	41,527	41,527	0.57	0.57	3.54	3.54	NASDAQ	2,320,619	37,130
BRKL	Brookline Bancorp, Inc.	MA	5,717,965	636,709	484,448	0.75	0.74	6.41	6.37	NASDAQ	70,708,489	604,558
BLMT	BSB Bancorp, Inc.	MA	1,335,717	135,132	135,132	0.33	0.33	2.74	2.74	NASDAQ	9,063,326	166,946
CBNK	Chicopee Bancorp, Inc.	MA	625,813	88,624	88,624	(0.03)	(0.03)	(0.23)	(0.23)	NASDAQ	5,310,670	79,341
GTWN	Georgetown Bancorp, Inc.	MA	269,732	30,061	30,061	0.50	0.50	4.24	4.24	NASDAQ	1,828,184	29,470
HBNK	Hampden Bancorp, Inc.	MA	705,681	85,657	85,657	0.65	0.65	5.25	5.25	NASDAQ	5,528,511	95,035
HIFS	Hingham Institution for Savings	MA	1,505,922	119,641	119,641	1.56	1.56	19.71	19.71	NASDAQ	2,128,750	173,600
MTGB	Meetinghouse Bancorp, Inc.	MA	107,816	7,763	7,763	(0.06)	(0.61)	(0.73)	(6.91)	OTC BB	661,250	8,656
EBSB	Meridian Bancorp, Inc.	MA	3,168,767	571,039	557,352	0.74	0.59	7.21	5.71	NASDAQ	54,702,760	577,661
PEOP	Peoples Federal Bancshares, Inc.	MA	601,284	103,890	103,890	0.25	0.25	1.38	1.38	NASDAQ	6,241,436	124,829
WEBK	Wellesley Bancorp, Inc.	MA	505,637	48,686	48,686	0.39	0.39	3.87	3.87	NASDAQ	2,447,802	46,508
WFD	Westfield Financial, Inc.	MA	1,311,181	144,306	144,306	0.49	0.46	4.36	4.09	NASDAQ	18,822,724	132,888
FRTR	Fraternity Community Bancorp, Inc.	MD	162,812	23,404	23,404	(0.15)	(0.18)	(1.08)	(1.25)	OTC BB	1,392,923	20,894
HBK	Hamilton Bancorp, Inc.	MD	285,332	45,110	42,292	(0.31)	(0.29)	(2.01)	(1.85)	NASDAQ	3,415,345	45,595
MDSN	Madison Bancorp, Inc.	MD	137,178	12,259	12,259	0.07	0.08	0.83	0.91	OTC BB	608,116	9,122
OBAF	OBA Financial Services, Inc.	MD	401,520	64,582	64,582	N/A	N/A	1.21	N/A	NASDAQ	4,038,006	90,330
PCGO	Prince George's Federal Savings Bank	MD	101,387	12,681	12,681	N/A	N/A	(0.19)	N/A	Pink Sheet	901,738	11,497
SVBI	Severn Bancorp, Inc.	MD	769,313	82,739	82,739	(0.51)	(0.51)	(4.56)	(4.56)	NASDAQ	10,067,379	45,705
EGDW	Edgewater Bancorp, Inc	MI	116,958	13,482	13,033	(0.88)	(0.88)	(9.13)	(9.13)	OTC BB	667,900	6,846
FFNM	First Federal of Northern Michigan Banc	MI	311,923	29,973	29,973	0.89	0.89	8.17	8.16	NASDAQ	2,884,049	15,372
FBC	Flagstar Bancorp, Inc.	MI	9,625,410	1,351,605	1,351,605	0.75	0.74	6.05	6.00	NYSE	56,261,652	946,884

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS

(EXCLUDING MUTUAL HOLDING COMPANIES)

MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NWBM	Northwestern Bancorp	MI	867,528	72,244	70,194	0.48	0.25	5.89	3.09	OTC BB	197,000	110,714
STBI	Sturgis Bancorp, Inc.	MI	318,156	33,272	28,163	0.58	0.44	5.55	4.19	Pink Sheet	2,063,607	17,953
WBKC	Wolverine Bancorp, Inc.	MI	338,746	58,980	58,980	0.63	0.53	3.42	2.83	NASDAQ	2,280,844	51,319
HMNF	HMN Financial, Inc.	MN	594,433	80,611	80,611	3.94	3.01	30.47	23.29	NASDAQ	4,470,339	59,008
REDW	Redwood Financial, Inc	MN	226,913	28,376	24,170	1.10	1.09	8.75	8.69	Pink Sheet	446,980	12,739
WEFP	Wells Financial Corp.	MN	251,180	26,411	26,411	0.40	0.40	3.68	3.68	Pink Sheet	746,687	19,227
CCFC	CCSB Financial Corp.	MO	86,837	9,991	9,991	0.40	0.25	3.64	2.31	Pink Sheet	780,303	5,579
FBSI	First Bancshares, Inc.	MO	190,077	14,489	14,489	0.29	0.25	4.17	3.63	Pink Sheet	1,550,815	12,251
LXMO	Lexington B & L Financial Corp.	MO	122,819	15,246	14,457	0.46	0.54	3.90	4.57	Pink Sheet	541,293	10,014
LBCP	Liberty Bancorp, Inc.	MO	468,755	65,498	62,025	0.85	0.92	6.42	6.92	OTC BB	4,822,817	72,101
NASB	NASB Financial, Inc.	MO	1,167,292	199,892	197,721	1.41	(0.73)	8.39	(4.31)	Pink Sheet	7,867,614	186,462
PULB	Pulaski Financial Corp.	MO	1,380,096	112,117	108,178	0.86	0.86	11.97	11.97	NASDAQ	11,721,330	134,795
QRRY	Quarry City Savings and Loan Associati	MO	46,758	7,919	7,919	0.40	0.16	2.28	0.93	OTC BB	407,691	4,423
SJBA	St. Joseph Bancorp, Inc.	MO	32,229	6,135	6,135	N/A	N/A	(0.29)	N/A	OTC BB	376,918	7,161
EBMT	Eagle Bancorp Montana, Inc.	MT	553,866	52,645	44,908	0.38	0.27	3.96	2.87	NASDAQ	3,866,233	41,523
ASBB	ASB Bancorp, Inc.	NC	749,033	94,285	94,285	0.30	0.28	2.16	2.03	NASDAQ	4,378,411	88,225
HTBI	Hometrust Bancshares, Inc	NC	2,213,895	378,048	360,040	0.52	0.52	2.53	2.53	NASDAQ	20,507,248	299,611
KSBI	KS Bancorp, Inc.	NC	312,372	23,126	23,126	0.33	0.33	4.19	4.19	OTC BB	1,309,501	11,327
LTLB	Little Bank, Inc	NC	338,525	31,975	31,975	0.66	0.66	7.04	7.00	Pink Sheet	2,954,594	32,501
MCBK	Madison County Financial, Inc.	NE	301,873	53,112	51,880	1.06	1.04	5.92	5.78	NASDAQ	3,060,982	58,925
GUAA	Guaranty Bancorp, Inc.	NH	393,898	39,470	39,470	0.73	0.50	7.52	5.19	Pink Sheet	971,787	9,718
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,483,112	153,944	99,175	0.66	0.60	6.41	5.83	NASDAQ	8,244,065	128,443
CBNJ	Cape Bancorp, Inc.	NJ	1,081,737	139,864	116,946	0.59	0.51	4.42	3.86	NASDAQ	11,475,396	108,213
CSBK	Clifton Savings Bancorp, Inc	NJ	1,211,527	357,693	357,693	0.56	0.56	2.51	2.48	NASDAQ	26,676,198	335,853
COBK	Colonial Financial Services, Inc.	NJ	552,709	62,811	62,811	0.18	0.12	1.67	1.14	NASDAQ	3,860,209	51,302
DLNO	Delanco Bancorp, Inc.	NJ	126,824	12,912	12,912	(0.68)	(0.34)	(6.82)	(3.42)	Pink Sheet	945,425	7,327
HCBK	Hudson City Bancorp, Inc.	NJ	37,161,125	4,815,573	4,663,464	0.43	0.31	3.45	2.51	NASDAQ	528,764,950	5,139,595
ISBC	Investors Bancorp, Inc.	NJ	17,833,298	3,548,154	3,470,583	0.75	0.75	5.92	5.94	NASDAQ	357,758,060	3,624,089

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NFBK	Northfield Bancorp, Inc	NJ	2,924,793	617,841	601,682	0.75	0.74	2.94	2.91	NASDAQ	50,648,772	689,836
OSHC	Ocean Shore Holding Co.	NJ	1,040,029	105,149	99,952	0.59	0.59	5.80	5.74	NASDAQ	6,469,943	93,038
OCFC	OceanFirst Financial Corp.	NJ	2,308,701	218,650	218,650	0.74	0.71	7.80	7.52	NASDAQ	17,118,314	272,352
ORIT	Oritani Financial Corp.	NJ	3,216,974	519,849	519,849	1.39	1.39	7.77	7.77	NASDAQ	44,819,650	631,509
PFS	Provident Financial Services, Inc.	NJ	8,418,558	1,129,042	724,094	0.90	0.91	6.70	6.71	NYSE	59,917,649	980,852
AF	Astoria Financial Corporation	NY	15,460,281	1,594,006	1,408,855	0.59	0.53	6.16	5.57	NYSE	99,707,552	1,235,377
CARV	Carver Bancorp, Inc.	NY	644,115	53,131	53,131	(0.03)	(0.03)	(0.93)	(1.02)	NASDAQ	3,696,087	33,671
CMSB	CMS Bancorp, Inc.	NY	273,249	21,775	21,775	0.33	0.30	4.19	3.80	NASDAQ	1,862,803	24,030
DCOM	Dime Community Bancshares, Inc.	NY	4,384,405	456,203	400,565	1.03	1.02	9.82	9.80	NASDAQ	36,858,556	530,763
ESBK	Elmira Savings Bank, FSB	NY	533,812	55,034	42,570	0.51	0.30	4.81	2.77	NASDAQ	2,694,339	59,949
NYCB	New York Community Bancorp, Inc.	NY	48,679,772	5,777,998	3,332,051	1.03	1.01	8.33	8.24	NYSE	442,648,147	7,024,826
ONFC	Oneida Financial Corp.	NY	786,768	94,857	68,497	0.86	0.86	6.95	6.95	NASDAQ	7,022,730	94,166
PFDB	Patriot Federal Bank	NY	122,365	11,452	11,271	(0.04)	(0.06)	(0.46)	(0.65)	Pink Sheet	957,544	5,602
SNNY	Sunnyside Bancorp, Inc.	NY	95,091	11,379	11,379	(0.24)	(0.29)	(1.99)	(2.34)	OTC BB	793,500	7,856
TRST	Trustco Bank Corp NY	NY	4,582,266	389,487	389,487	0.98	0.95	11.99	11.58	NASDAQ	94,785,115	610,416
ASBN	ASB Financial Corp.	OH	250,966	25,800	23,184	0.56	0.39	5.68	3.96	Pink Sheet	1,979,034	25,727
CFBK	Central Federal Corporation	OH	307,630	34,357	34,357	0.38	0.36	4.00	3.76	NASDAQ	15,823,710	21,046
CHEV	Cheviot Financial Corp.	OH	572,833	94,753	84,019	0.44	0.44	2.79	2.79	NASDAQ	6,707,803	85,457
CIBN	Community Investors Bancorp, Inc.	OH	131,609	10,951	10,951	0.44	(0.25)	5.29	(3.07)	Pink Sheet	795,192	N/A
FFDF	FFD Financial Corporation	OH	261,542	23,227	23,227	1.08	1.05	12.10	11.67	OTC BB	991,935	25,294
FDEF	First Defiance Financial Corp.	OH	2,151,079	278,233	214,044	1.09	1.07	8.48	8.34	NASDAQ	9,370,506	253,097
FNFI	First Niles Financial, Inc.	OH	97,420	11,891	11,891	0.32	0.26	2.80	2.21	OTC BB	1,316,478	13,099
HCFL	Home City Financial Corporation	OH	147,365	15,182	15,182	0.83	0.67	8.27	6.65	Pink Sheet	805,004	13,122
HLFN	Home Loan Financial Corporation	OH	177,585	19,941	19,941	1.77	1.73	14.82	14.47	OTC BB	1,396,506	26,883
PPSF	Peoples-Sidney Financial Corporation	OH	110,781	14,883	14,883	(0.06)	0.10	(0.46)	0.79	Pink Sheet	1,245,410	10,785
PFOH	Perpetual Federal Savings Bank	OH	345,974	61,153	61,153	0.45	0.45	2.61	2.61	Pink Sheet	2,470,032	47,425
UCFC	United Community Financial Corp.	OH	1,801,540	233,706	233,606	2.79	2.77	24.87	24.75	NASDAQ	49,682,291	232,513
VERF	Versailles Financial Corporation	OH	50,733	10,158	10,158	0.40	0.42	2.08	2.17	OTC BB	392,044	6,567

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WAYN	Wayne Savings Bancshares, Inc.	OH	413,656	40,189	38,470	0.60	0.60	6.24	6.24	NASDAQ	2,821,839	34,850
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	423,472	65,650	65,650	0.45	0.45	2.72	2.72	NASDAQ	4,027,159	64,435
ESBF	ESB Financial Corporation	PA	1,945,398	205,236	205,236	0.90	0.90	8.97	8.97	NASDAQ	17,762,585	207,467
ESSA	ESSA Bancorp, Inc.	PA	1,574,815	167,309	154,654	0.59	0.59	5.00	5.00	NASDAQ	11,823,880	133,610
EKFC	Eureka Financial Corp.	PA	154,232	21,972	21,972	1.06	1.06	7.21	7.21	OTC BB	1,246,843	23,067
FFCO	FedFirst Financial Corporation	PA	324,830	47,002	45,885	0.48	0.46	3.32	3.16	NASDAQ	2,315,810	50,369
FXCB	Fox Chase Bancorp, Inc.	PA	1,074,691	178,285	178,285	0.69	0.69	4.29	4.29	NASDAQ	9,481,819	154,648
HARL	Harleysville Savings Financial Corporati	PA	791,353	63,162	63,162	0.61	0.61	7.88	7.88	Pink Sheet	3,793,472	62,592
MLVF	Malvern Bancorp, Inc.	PA	542,264	76,772	76,772	0.06	0.00	0.43	0.01	NASDAQ	6,558,473	74,701
NWBI	Northwest Bancshares, Inc.	PA	7,826,926	1,076,721	897,188	0.82	0.74	5.86	5.29	NASDAQ	94,994,819	1,149,437
PBCP	Polonia Bancorp, Inc.	PA	297,885	38,881	38,881	0.03	0.03	0.18	0.18	NASDAQ	3,397,776	35,031
PBIP	Prudential Bancorp, Inc.	PA	525,483	129,424	129,424	0.64	0.48	3.77	2.84	NASDAQ	9,544,809	116,733
QNTO	Quaint Oak Bancorp, Inc.	PA	148,371	17,254	17,254	0.87	0.83	6.75	6.41	Pink Sheet	911,471	16,361
STND	Standard Financial Corp.	PA	445,463	73,059	73,059	0.73	0.73	4.27	4.27	OTC BB	3,111,297	63,937
THRD	TF Financial Corporation	PA	815,522	98,475	93,721	0.42	0.39	3.63	3.43	NASDAQ	3,151,562	131,010
UASB	United-American Savings Bank	PA	87,583	7,287	7,287	0.56	0.53	6.92	6.54	OTC BB	309,547	6,191
WVFC	WVS Financial Corp.	PA	317,138	30,352	30,352	0.35	0.35	3.58	3.61	NASDAQ	2,056,975	22,355
CWAY	Coastway Bancorp, Inc.	RI	451,480	70,394	70,394	(0.30)	(0.30)	(2.34)	(2.34)	NASDAQ	4,949,179	53,105
FCPB	First Capital Bancshares, Inc	SC	54,070	7,367	7,367	0.71	0.77	5.67	6.15	Pink Sheet	563,720	3,382
HFFC	HF Financial Corp.	SD	1,257,298	102,605	97,802	0.60	0.57	7.57	7.30	NASDAQ	7,055,440	94,825
CASH	Meta Financial Group, Inc.	SD	2,054,031	174,802	174,802	3.29	3.29	40.04	40.04	NASDAQ	6,169,600	217,540
AFCB	Athens Bancshares Corporation	TN	301,824	41,624	41,624	0.90	0.90	6.41	6.41	NASDAQ	1,801,701	39,133
FABK	First Advantage Bancorp	TN	425,090	60,914	60,914	0.81	0.69	5.61	4.75	OTC BB	3,824,646	52,933
SFBK	SFB Bancorp, Inc	TN	57,267	13,033	13,033	1.28	1.22	5.67	5.44	Pink Sheet	570,522	13,693
UNTN	United Tennessee Bankshares, Inc	TN	190,127	18,711	18,711	0.79	0.83	8.31	8.65	Pink Sheet	1,142,999	16,345
BAFI	BancAffiliated, Inc	TX	457,575	49,541	49,541	1.41	(0.38)	12.26	(3.33)	Pink Sheet	278,450	20,884
SPBC	SP Bancorp, Inc.	TX	348,617	32,533	32,533	0.49	0.24	5.07	2.48	NASDAQ	1,602,313	46,627
FRNK	Franklin Financial Corporation	VA	1,101,692	244,866	244,866	1.87	0.89	8.38	3.99	NASDAQ	11,781,475	219,253

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ANCB	Anchor Bancorp	WA	385,571	53,656	53,656	0.14	0.13	1.04	0.98	NASDAQ	2,475,701	50,970
FFNW	First Financial Northwest, Inc.	WA	915,419	181,828	181,828	1.29	1.29	6.32	6.32	NASDAQ	15,466,098	157,909
FSBW	FS Bancorp, Inc.	WA	471,602	64,006	64,006	0.83	0.01	6.91	0.09	NASDAQ	3,235,630	55,329
HMST	HomeStreet, Inc.	WA	3,474,656	294,568	158,030	0.53	0.53	5.71	5.71	NASDAQ	14,852,970	253,837
RVSB	Riverview Bancorp, Inc.	WA	841,540	100,816	74,844	2.39	2.39	21.58	21.58	NASDAQ	22,471,890	89,663
SFBC	Sound Financial Bancorp, Inc.	WA	479,279	49,409	49,409	1.01	1.01	9.64	9.64	NASDAQ	2,515,920	44,809
TSBK	Timberland Bancorp, Inc.	WA	745,565	82,778	75,441	0.79	0.79	6.94	6.94	NASDAQ	7,047,340	74,279
BKMU	Bank Mutual Corporation	WI	2,327,108	291,239	291,239	0.58	0.58	4.83	4.81	NASDAQ	46,564,284	298,477
CZWI	Citizens Community Bancorp, Inc.	WI	569,815	57,293	57,132	0.32	0.39	3.22	3.88	NASDAQ	5,167,198	45,730
HWIS	Home Bancorp Wisconsin	WI	119,432	11,792	11,792	(1.03)	(1.03)	(13.70)	(13.71)	OTC BB	899,190	7,373
WSBF	Waterstone Financial, Inc.	WI	1,799,325	448,513	448,513	0.72	0.72	3.56	3.56	NASDAQ	34,420,094	397,552
WBB	Westbury Bancorp, Inc.	WI	568,695	86,487	86,487	(0.26)	(0.22)	(1.60)	(1.36)	NASDAQ	5,241,171	78,880
CRZY	Crazy Woman Creek Bancorp, Inc	WY	111,459	12,718	12,586	0.35	0.19	3.32	1.79	Pink Sheet	640,705	6,888

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL INSTITUTIONS										
AVERAGE	1,942,040	247,849	210,741	0.81	0.71	6.64	5.86		20,912,539	272,293
MEDIAN	457,575	58,980	58,980	0.60	0.53	5.15	4.20		3,151,562	55,043
HIGH	48,679,772	5,777,998	4,663,464	3.94	3.29	40.04	40.04		528,764,950	7,024,826
LOW	32,229	361	361	(2.64)	(2.63)	(24.51)	(28.58)		197,000	61
AVERAGE FOR STATE										
KY	411,693	63,440	61,440	0.60	0.55	3.90	3.54		3,881,917	58,229
AVERAGE BY REGION										
MIDWEST	651,599	85,874	83,379	0.78	0.76	6.34	6.22		6,166,044	76,210
NORTH CENTRAL	1,136,406	150,222	148,934	1.22	1.18	8.68	8.38		12,075,811	161,878
NORTHEAST	4,129,134	540,724	432,244	0.71	0.68	5.80	5.51		48,323,670	602,637
SOUTHEAST	1,433,882	163,608	155,233	1.09	0.48	10.23	4.48		12,114,540	171,921
SOUTHWEST	481,782	481,782	55,668	1.18	1.17	9.00	8.95		4,723,410	68,999
WEST	1,390,182	149,407	135,379	0.96	0.93	8.66	8.39		10,478,032	172,468
AVERAGE BY EXCHANGE										
NYSE	17,872,060	2,003,426	1,481,772	0.84	0.82	7.52	7.34		134,859,660	2,109,505
NASDAQ	2,189,717	294,817	261,593	0.73	0.69	5.76	5.44		27,167,475	329,084
OTC	222,523	25,751	25,312	0.51	0.50	4.47	4.35		1,370,999	23,517
PINK SHEETS	292,121	41,646	37,799	2.05	0.27	19.63	2.56		3,397,915	31,224

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 28

RECENT STANDARD CONVERSIONS
PRICE CHANGES FROM IPO DATE
June 30, 2013 through November 7, 2014

				Percentage Price Change From Initial Trading Date			
Company Name	Ticker	Conversion Date	Exchange	One Day	One Week	One Month	Through 11/7/14
Blue Hills Bancorp	BHBK	7/22/2014	NASDAQ	28.50 %	23.50 %	24.00 %	31.40 %
Sunshine Bancorp	SBCP	7/15/2014	NASDAQ	20.30	19.00	18.80	21.40
Home Bancorp Wisconsin, Inc.	HWIS	4/24/2014	OTCBB	(3.90)	(7.40)	(17.50)	(20.00)
Edgewater Bancorp, Inc.	EGDW	4/24/2014	OTCBB	1.00	1.00	1.00	1.00
Coastway Bancorp, Inc.	WCAY	1/22/2014	NASDAQ	9.20	7.50	1.90	12.40
Quarry City S & L Association	QRRY	1/15/2014	OTCBB	7.50	2.00	0.50	5.60
Sunnyside Bancorp Inc.	SNNY	7.26/2013	OTCBB	5.00	4.50	0.10	(0.01)
		AVERAGE		**9.87 %**	**7.44 %**	**4.33 %**	**7.40**
		MEDIAN		**7.50**	**4.50**	**1.90**	**5.60**
		HIGH		**28.50**	**23.50**	**24.00**	**31.40**
		LOW		**2.50**	**(7.40)**	**(17.50)**	**(20.00)**

EXHIBIT 29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF COMMONWEALTH BANK

NONE
(that were potential comparable group candidates)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:
- Regions: Midwest
- Asset size: < $750 Million
- No Recent Acquisition Announcement

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	COMMONWEALTH BANK, FSB	**KY**	**19,272**	**8.18**	**0.00**	**74.72**	**81.93**	**81.93**	**11.73**	**8.93**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 30.00	30.00	< 55.00	45.00 - 90.00	60.00 - 90.00	< 16.00	5.00 - 18.00
VERF	Versailles Financial Corporation	OH	50,733	12.38	0.66	58.27	81.94	82.60	8.46	20.02
SUGR	Sugar Creek Financial Corp.	IL	91,375	14.18	0.00	74.99	82.09	82.09	6.06	12.36
FNFI	First Niles Financial, Inc.	OH	97,420	41.96	27.82	18.67	23.09	50.91	25.66	12.21
PPSF	Peoples-Sidney Financial Corporation	OH	110,781	22.35	0.00	52.35	73.80	73.80	1.80	13.43
DSFN	DSA Financial Corp	IN	116,001	12.63	4.88	53.66	74.25	79.13	6.90	14.93
EGDW	Edgewater Bancorp, Inc	MI	116,958	14.43	4.04	47.75	76.78	80.82	9.41	11.53
AFBA	Allied First Bancorp, Inc.	IL	118,068	21.31	5.98	42.71	60.82	66.80	3.39	5.48
MCPH	Midland Capital Holdings Corp	IL	119,307	40.64	0.33	50.64	54.41	54.74	0.00	9.34
HWIS	Home Bancorp Wisconsin	WI	119,432	12.70	6.90	39.72	71.23	78.14	4.79	9.87
TDCB	Third Century Bancorp	IN	123,779	15.79	4.20	40.28	75.37	79.57	11.71	12.40
CIBN	Community Investors Bancorp, Inc.	OH	131,609	15.12	1.74	54.74	77.12	78.86	19.38	8.32
RYFL	Royal Financial, Inc.	IL	138,212	30.51	0.00	16.57	59.70	59.70	18.09	18.70
HCFL	Home City Financial Corporation	OH	147,365	5.62	6.36	53.05	79.99	86.35	13.04	10.30
LOGN	Logansport Financial Corp.	IN	161,391	17.49	8.98	24.36	68.22	77.21	1.86	12.64
PFED	Park Bancorp, Inc.	IL	163,670	18.01	11.27	42.47	55.55	66.82	18.02	3.63
HARI	Harvard Illinois Bancorp, Inc.	IL	169,347	13.28	0.41	26.82	76.95	77.35	10.33	8.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:

- Regions: Midwest
- Asset size: < $750 Million
- No Recent Acquisition Announcement

110

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	COMMONWEALTH BANK, FSB	**KY**	**19,272**	**8.18**	**0.00**	**74.72**	**81.93**	**81.93**	**11.73**	**8.93**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 30.00	30.00	< 55.00	45.00 - 90.00	60.00 - 90.00	< 16.00	5.00 - 18.00
GTPS	Great American Bancorp, Inc.	IL	173,032	33.81	0.21	32.49	60.65	60.86	2.31	9.23
HLFN	Home Loan Financial Corporation	OH	177,585	8.79	0.00	47.13	84.83	84.83	12.12	11.23
AMFC	AMB Financial Corp.	IN	185,140	8.48	4.27	42.38	77.16	81.43	0.81	10.25
AJSB	AJS Bancorp, Inc.	IL	215,935	21.67	18.35	48.61	52.71	71.06	6.98	14.13
FDLB	Fidelity Federal Bancorp	IN	238,336	19.80	31.58	19.29	31.63	63.21	13.92	9.84
ASBN	ASB Financial Corp.	OH	250,966	9.52	6.98	53.50	76.75	83.73	7.10	10.28
WEIN	West End Indiana Bancshares, Inc.	IN	257,693	8.20	13.58	25.61	73.05	86.63	9.31	11.88
FFDF	FFD Financial Corporation	OH	261,542	8.76	3.72	30.05	82.26	85.99	2.59	8.88
CFBK	Central Federal Corporation	OH	307,630	12.70	0.63	21.71	82.58	83.21	6.39	11.17
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	311,923	21.43	19.83	25.84	52.76	72.59	6.98	9.61
JXSB	Jacksonville Bancorp, Inc.	IL	314,249	20.89	14.44	17.56	57.98	72.43	6.84	14.22
STBI	Sturgis Bancorp, Inc.	MI	318,156	12.74	1.93	41.09	74.61	76.55	12.89	10.46
WBKC	Wolverine Bancorp, Inc.	MI	338,746	9.72	0.00	23.89	87.22	87.22	15.65	17.41
FFWC	FFW Corporation	IN	340,656	19.77	8.68	36.51	65.01	73.69	4.58	9.79
PFOH	Perpetual Federal Savings Bank	OH	345,974	15.45	0.00	37.84	82.84	82.84	2.31	17.68
LSBI	LSB Financial Corp.	IN	358,303	17.20	4.81	33.18	71.33	76.15	2.79	11.46

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:

- Regions: Midwest
- Asset size: < $750 Million
- No Recent Acquisition Announcement

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	COMMONWEALTH BANK, FSB	**KY**	**19,272**	**8.18**	**0.00**	**74.72**	**81.93**	**81.93**	**11.73**	**8.93**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 30.00	30.00	< 55.00	45.00 - 90.00	60.00 - 90.00	< 16.00	5.00 - 18.00
FBPI	First Bancorp of Indiana, Inc.	IN	372,524	15.94	11.82	19.38	62.32	74.15	16.11	10.88
WAYN	Wayne Savings Bancshares, Inc.	OH	413,656	10.88	20.95	40.88	63.11	84.05	5.64	9.72
FIRT	First BancTrust Corporation	IL	429,318	-6.98	10.27	21.35	75.91	86.18	7.92	9.98
FCAP	First Capital, Inc.	IN	460,292	18.24	10.03	27.61	65.90	75.92	0.00	12.23
PBNI	Peoples Bancorp	IN	470,197	24.91	20.00	33.41	48.73	68.74	11.11	11.89
RIVR	River Valley Bancorp	IN	504,485	17.89	11.59	26.83	63.08	74.67	7.86	11.16
LPSB	Laporte Bancorp, Inc.	IN	510,597	32.11	15.88	11.80	57.91	73.79	15.33	14.15
UCBA	United Community Bancorp	IN	522,843	-19.61	27.14	31.38	47.04	74.18	2.87	13.44
IROQ	IF Bancorp, Inc.	IL	540,145	23.04	11.96	28.96	61.51	73.48	8.64	15.22
WBB	Westbury Bancorp, Inc.	WI	568,695	9.95	9.03	26.72	73.36	82.40	2.99	15.21
CZWI	Citizens Community Bancorp, Inc.	WI	569,815	9.13	6.34	41.74	81.41	87.75	10.34	10.05
CHEV	Cheviot Financial Corp.	OH	572,833	29.54	3.61	40.36	58.52	62.12	2.70	16.54
FCLF	First Clover Leaf Financial Corp.	IL	631,517	24.42	5.25	21.69	62.15	67.40	1.42	12.06
FSFG	First Savings Financial Group, Inc.	IN	708,420	-9.29	12.16	28.42	61.25	73.40	11.23	12.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 31

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:

- Regions: Midwest
- Asset size: < $750 Million
- No Recent Acquisition Announcement

				OPERATING PERFORMANCE						ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	COMMONWEALTH BANK, FSB	**KY**	**19,272**	**(0.95)**	**(10.10)**	**3.81**	**5.01**	**0.61**	**1.55**	**0.04**	**0.82**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 1.00	< 9.00	2.65-4.75	2.00-4.50	< 1.00	< 3.00	< 1.00	> 0.35
VERF	Versailles Financial Corporation	OH	50,733	0.42	2.17	3.33	2.46	0.02	0.00	0.00	0.50
SUGR	Sugar Creek Financial Corp.	IL	91,375	0.39	3.36	3.06	2.55	0.12	0.96	0.65	0.31
FNFI	First Niles Financial, Inc.	OH	97,420	0.26	2.21	2.04	1.83	0.34	1.80	0.39	0.28
PPSF	Peoples-Sidney Financial Corporation	OH	110,781	0.10	0.79	3.78	2.93	(0.10)	4.18	0.19	1.02
DSFN	DSA Financial Corp	IN	116,001	0.82	5.79	3.52	2.36	0.44	0.51	0.43	0.81
EGDW	Edgewater Bancorp, Inc	MI	116,958	(0.88)	(9.13)	3.30	4.49	0.62	2.52	0.40	0.90
AFBA	Allied First Bancorp, Inc.	IL	118,068	(1.17)	(21.64)	3.33	4.68	1.41	3.62	0.65	1.39
MCPH	Midland Capital Holdings Corp	IL	119,307	(0.14)	(1.51)	2.86	3.02	0.30	2.70	0.51	0.39
HWIS	Home Bancorp Wisconsin	WI	119,432	(1.03)	(13.71)	3.27	4.00	0.36	1.31	0.65	1.17
TDCB	Third Century Bancorp	IN	123,779	0.23	1.86	3.45	3.45	0.57	0.84	0.04	1.52
CIBN	Community Investors Bancorp, Inc.	OH	131,609	(0.25)	(3.07)	4.12	4.19	1.43	1.86	0.08	1.03
RYFL	Royal Financial, Inc.	IL	138,212	0.40	1.97	4.32	3.48	0.36	1.81	1.36	1.00
HCFL	Home City Financial Corporation	OH	147,365	0.67	6.65	3.72	2.35	0.21	0.55	0.28	1.68
LOGN	Logansport Financial Corp.	IN	161,391	1.09	11.81	3.72	2.33	0.43	0.57	0.12	1.13
PFED	Park Bancorp, Inc.	IL	163,670	(1.17)	(28.58)	2.76	4.26	0.68	6.01	2.19	2.28
HARI	Harvard Illinois Bancorp, Inc.	IL	169,347	(2.63)	(24.44)	3.33	2.42	0.40	12.44	0.51	6.26

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:

- Regions: Midwest
- Asset size: < $750 Million
- No Recent Acquisition Announcement

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	COMMONWEALTH BANK, FSB	**KY**	**19,272**	**(0.95)**	**(10.10)**	**3.81**	**5.01**	**0.61**	**1.55**	**0.04**	**0.82**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 1.00	< 9.00	2.65-4.75	2.00-4.50	< 1.00	< 3.00	< 1.00	> 0.35
GTPS	Great American Bancorp, Inc.	IL	173,032	0.27	3.01	3.00	4.02	2.03	1.25	0.49	0.72
HLFN	Home Loan Financial Corporation	OH	177,585	1.73	14.47	5.09	2.61	0.54	0.77	0.20	1.24
AMFC	AMB Financial Corp.	IN	185,140	0.51	4.98	3.89	2.92	0.49	1.57	0.29	0.98
AJSB	AJS Bancorp, Inc.	IL	215,935	0.74	5.71	2.32	2.20	0.61	1.95	0.65	0.56
FDLB	Fidelity Federal Bancorp	IN	238,336	1.44	13.21	3.97	3.56	3.39	2.53	2.06	0.54
ASBN	ASB Financial Corp.	OH	250,966	0.39	3.96	3.59	3.22	0.78	1.39	0.05	0.71
WEIN	West End Indiana Bancshares, Inc.	IN	257,693	0.44	3.85	4.08	3.13	0.57	1.16	0.18	0.90
FFDF	FFD Financial Corporation	OH	261,542	1.05	11.67	3.85	2.36	0.56	0.71	0.00	1.06
CFBK	Central Federal Corporation	OH	307,630	0.36	3.76	3.24	3.49	0.90	0.98	0.53	2.03
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	311,923	0.89	8.16	3.64	3.54	0.62	1.74	0.93	0.47
JXSB	Jacksonville Bancorp, Inc.	IL	314,249	0.88	6.45	3.63	3.31	1.13	0.35	0.13	0.95
STBI	Sturgis Bancorp, Inc.	MI	318,156	0.44	4.19	3.64	4.12	1.65	1.99	0.48	1.11
WBKC	Wolverine Bancorp, Inc.	MI	338,746	0.53	2.83	3.56	2.50	0.28	1.37	0.14	2.51
FFWC	FFW Corporation	IN	340,656	1.22	13.29	3.56	2.56	0.77	2.13	0.63	0.90
PFOH	Perpetual Federal Savings Bank	OH	345,974	0.45	2.61	2.46	0.75	0.02	2.56	0.01	1.44
LSBI	LSB Financial Corp.	IN	358,303	0.43	3.82	3.18	2.97	0.92	1.24	0.03	1.72

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:

Regions: Midwest
Asset size: < $750 Million
No Recent Acquisition Announcement

			Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY: NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	COMMONWEALTH BANK, FSB	**KY**	**19,272**	**(0.95)**	**(10.10)**	**3.81**	**5.01**	**0.61**	**1.55**	**0.04**	**0.82**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 1.00	< 9.00	2.65- 4.75	2.00- 4.50	< 1.00	< 3.00	< 1.00	> 0.35
FBPI	First Bancorp of Indiana, Inc.	IN	372,524	0.34	3.28	3.11	2.99	0.83	1.37	0.73	0.63
WAYN	Wayne Savings Bancshares, Inc.	OH	413,656	0.60	6.24	3.28	2.62	0.44	1.09	0.03	0.66
FIRT	First BancTrust Corporation	IL	429,318	0.81	11.17	3.82	2.74	0.65	0.18	0.01	0.99
FCAP	First Capital, Inc.	IN	460,292	1.23	10.25	4.04	3.04	1.05	0.31	0.01	1.10
PBNI	Peoples Bancorp	IN	470,197	0.61	5.14	3.13	2.56	0.64	0.17	0.13	0.42
RIVR	River Valley Bancorp	IN	504,485	0.92	10.61	3.77	2.82	0.60	2.56	0.23	0.78
LPSB	Laporte Bancorp, Inc.	IN	510,597	0.74	4.38	3.16	2.42	0.44	0.38	0.06	0.73
UCBA	United Community Bancorp	IN	522,843	0.38	2.71	2.68	2.51	0.65	1.76	0.13	1.06
IROQ	IF Bancorp, Inc.	IL	540,145	0.65	4.42	2.98	2.35	0.57	0.75	0.11	0.75
WBB	Westbury Bancorp, Inc.	WI	568,695	(0.22)	(1.36)	3.44	4.45	1.03	0.67	0.41	0.72
CZWI	Citizens Community Bancorp, Inc.	WI	569,815	0.39	3.88	3.72	3.24	0.54	0.46	0.18	1.14
CHEV	Cheviot Financial Corp.	OH	572,833	0.44	2.79	2.83	2.30	0.48	1.40	0.40	0.39
FCLF	First Clover Leaf Financial Corp.	IL	631,517	0.48	4.12	2.87	2.28	0.29	1.52	0.68	0.92
FSFG	First Savings Financial Group, Inc.	IN	708,420	0.94	6.10	3.95	3.72	0.93	0.72	0.13	0.88

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS
Most Recent Quarter

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	COMMONWEALTH BANK, FSB	**KY**	**19,272**	**8.18**	**0.00**	**74.72**	**81.93**	**81.93**	**11.73**	**8.93**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 30.00	30.00	< 55.00	45.00 - 90.00	60.00 - 90.00	< 16.00	5.00 - 18.00
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	311,923	21.43	19.83	25.84	52.76	72.59	6.98	9.61
WBKC	Wolverine Bancorp, Inc.	MI	338,746	9.72	0.00	23.89	87.22	87.22	15.65	17.41
WAYN	Wayne Savings Bancshares, Inc.	OH	413,656	10.88	20.95	40.88	63.11	84.05	5.64	9.72
LPSB	Laporte Bancorp, Inc.	IN	510,597	32.11	15.88	11.80	57.91	73.79	15.33	14.15
UCBA	United Community Bancorp	IN	522,843	17.78	27.14	31.38	47.04	74.18	2.87	13.44
IROQ	IF Bancorp, Inc.	IL	540,145	23.04	11.96	28.96	61.51	73.48	8.64	15.22
CZWI	Citizens Community Bancorp, Inc.	WI	569,815	9.13	6.34	41.74	81.41	87.75	10.34	10.05
CHEV	Cheviot Financial Corp.	OH	572,833	29.54	3.61	40.36	58.52	62.12	2.70	16.54
FCLF	First Clover Leaf Financial Corp.	IL	631,517	24.42	5.25	21.69	62.15	67.40	1.42	12.06
FSFG	First Savings Financial Group, Inc.	IN	708,420	(9.29)	12.16	28.42	61.25	73.40	11.23	12.29
		AVERAGE	512,050	13.14	12.31	29.50	63.29	75.60	8.08	13.05
		MEDIAN	531,494	16.15	12.06	28.69	61.38	73.63	7.81	12.87
		HIGH	708,420	32.11	27.14	41.74	87.22	87.75	15.65	17.41
		LOW	311,923	(19.61)	0.00	11.80	47.04	62.12	1.42	9.61

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

				OPERATING PERFORMANCE						ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin [2] (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	COMMONWEALTH BANK, FSB	**KY**	**19,272**	**(0.95)**	**(10.10)**	**3.81**	**5.01**	**0.61**	**1.55**	**0.04**	**0.82**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 1.00	< 9.00	2.65- 4.75	2.00- 4.50	< 1.00	< 3.00	< 1.00	> 0.35
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	311,923	0.89	8.16	3.64	3.54	0.62	1.74	0.93	0.47
WBKC	Wolverine Bancorp, Inc.	MI	338,746	0.53	2.83	3.56	2.50	0.28	1.37	0.14	2.51
WAYN	Wayne Savings Bancshares, Inc.	OH	413,656	0.60	6.24	3.28	2.62	0.44	1.09	0.03	0.66
LPSB	Laporte Bancorp, Inc.	IN	510,597	0.74	4.38	3.16	2.42	0.44	0.38	0.06	0.73
UCBA	United Community Bancorp	IN	522,843	0.38	2.71	2.68	2.51	0.65	1.76	0.13	1.06
IROQ	IF Bancorp, Inc.	IL	540,145	0.65	4.42	2.98	2.35	0.57	0.75	0.11	0.75
CZWI	Citizens Community Bancorp, Inc.	WI	569,815	0.39	3.88	3.72	3.24	0.54	0.46	0.18	1.14
CHEV	Cheviot Financial Corp.	OH	572,833	0.44	2.79	2.83	2.30	0.48	1.40	0.40	0.39
FCLF	First Clover Leaf Financial Corp.	IL	631,517	0.48	4.12	2.87	2.28	0.29	1.52	0.68	0.92
FSFG	First Savings Financial Group, Inc.	IN	708,420	0.94	6.10	3.95	3.72	0.93	0.72	0.13	0.88
		AVERAGE	512,050	0.60	4.56	3.28	2.75	0.52	1.12	0.28	0.95
		MEDIAN	531,494	0.57	4.25	3.28	2.51	0.51	1.23	0.14	0.82
		HIGH	708,420	0.94	8.16	3.95	3.72	0.93	1.76	0.93	2.51
		LOW	311,923	0.38	2.71	2.68	2.28	0.28	0.38	0.03	0.39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 34

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Most Recent Quarter Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT											
	COMMONWEALTH BANK, FSB	**MT. STERLING**	**KY**	**1**	-	**19,272**	**17,523**	**15,789**	**0**	**15,249**	**1,721**
COMPARABLE GROUP											
CHEV	Cheviot Financial Corp.	Cheviot	OH	7	NASDAQ	572,833	520,176	335,199	8,669	455,805	94,753
CZWI	Citizens Community Bancorp, Inc.	Eau Claire	WI	23	NASDAQ	569,815	552,028	463,860	161	449,767	57,293
FCLF	First Clover Leaf Financial Corp.	Edwardsville	IL	5	NASDAQ	631,517	570,153	392,498	12,540	526,447	76,192
FFNM	First Federal of Northern Michigan Bancorp, In	Alpena	MI	9	NASDAQ	311,923	293,261	164,586	2,086	258,786	29,973
FSFG	First Savings Financial Group, Inc.	Clarksville	IN	15	NASDAQ	708,420	635,936	434,177	9,661	534,587	87,080
IROQ	IF Bancorp, Inc.	Watseka	IL	5	NASDAQ	540,145	514,271	332,250	515	406,308	82,200
LPSB	Laporte Bancorp, Inc.	La Porte	IN	7	NASDAQ	510,597	177,811	2,509	9,014	343,054	82,158
UCBA	United Community Bancorp	Lawrenceburg	IN	8	NASDAQ	522,843	285,336	245,961	3,707	434,523	70,291
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	11	NASDAQ	413,656	386,173	261,042	2,038	346,343	40,189
WBKC	Wolverine Bancorp, Inc.	Midland	MI	4	NASDAQ	338,746	330,250	295,459	84	224,044	58,980
	Average			9		512,050	426,540	292,754	4,848	397,966	67,911
	Median			8		531,494	450,222	313,855	2,897	420,416	73,242
	High			23		708,420	635,936	463,860	12,540	534,587	94,753
	Low			4		311,923	177,811	2,509	84	224,044	29,973

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 35

BALANCE SHEET

ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Repo-sessed Assets (%)	Goodwill & Intang. (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT												
	COMMONWEALTH BANK, FSB	**19,272**	**8.18**	**0.00**	**81.93**	**0.82**	**0.04**	**0.00**	**1.55**	**90.92**	**90.85**	**0.00**
COMPARABLE GROUP												
FFNM	First Federal of Northern Michigan Bancor	311,923	21.43	19.83	52.76	0.47	0.93	0.67	1.74	94.02	7.07	0.24
WBKC	Wolverine Bancorp, Inc.	338,746	9.72	0.00	87.22	2.51	0.14	0.02	1.37	94.99	73.85	0.02
WAYN	Wayne Savings Bancshares, Inc.	413,656	10.88	20.95	63.11	0.66	0.03	0.49	1.09	93.36	68.40	0.00
LPSB	Laporte Bancorp, Inc.	510,597	17.46	17.28	58.14	0.70	0.16	1.77	1.12	90.84	73.64	0.07
UCBA	United Community Bancorp	522,843	(19.61)	27.14	47.04	1.06	0.13	0.71	1.76	54.57	24.03	0.13
IROQ	IF Bancorp, Inc.	540,145	23.04	11.96	61.51	0.75	0.11	0.10	0.75	95.21	81.39	0.10
CZWI	Citizens Community Bancorp, Inc.	569,815	9.13	6.34	81.41	1.14	0.18	0.03	0.46	96.88	85.82	0.00
CHEV	Cheviot Financial Corp.	572,833	29.54	3.61	58.52	0.39	0.40	2.09	1.40	90.81	82.27	0.00
FCLF	First Clover Leaf Financial Corp.	631,517	24.42	5.25	62.15	0.92	0.68	1.99	1.52	89.37	78.89	0.15
FSFG	First Savings Financial Group, Inc.	708,420	(9.29)	12.16	61.25	0.88	0.13	1.36	0.72	65.00	78.57	0.00
	Average	512,050	11.67	12.45	63.31	0.95	0.29	0.92	1.19	86.51	65.39	0.07
	Median	531,494	14.17	12.06	61.38	0.82	0.15	0.69	1.25	92.10	76.21	0.05
	High	708,420	29.54	27.14	87.22	2.51	0.93	2.09	1.76	96.88	85.82	0.24
	Low	311,923	(19.61)	0.00	47.04	0.39	0.03	0.02	0.46	54.57	7.07	0.00
ALL THRIFTS (181)												
	Average	1,960,633	12.84	9.99	68.85	0.93	0.38	0.51	1.39	90.43	75.38	0.14
MIDWEST THRIFTS (55)												
	Average	651,599	15.34	8.84	66.24	1.15	0.41	0.36	1.71	89.02	74.07	0.19
KENTUCKY THRIFTS (1)												
	Average	411,693	12.82	7.91	72.58	0.43	0.33	0.49	1.74	92.89	72.66	0.08

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	Acc. Other Compr. Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tier 1 Capital (%) (1)	Reg. Risk-Based Capital (%) (1)
SUBJECT													
	COMMONWEALTH BANK, FSB	**17,551**	**1,721**	**79.13**	**11.73**	**0.22**	**0.00**	**8.93**	**0.00**	**8.93**	**8.93**	**8.93**	**14.42**
COMPARABLE GROUP													
FFNM	First Federal of Northern Michigan Ba	281,951	29,973	82.96	6.98	0.44	0.00	9.61	0.04	1.45	9.61	8.78	16.68
WBKC	Wolverine Bancorp, Inc.	279,766	58,980	66.14	15.65	0.80	0.00	17.41	0.00	13.54	17.41	16.93	21.87
WAYN	Wayne Savings Bancshares, Inc.	373,467	40,189	83.73	5.64	0.92	0.00	9.72	0.16	4.83	9.72	8.80	15.40
LPSB	Laporte Bancorp, Inc.	452,631	82,531	66.68	16.84	1.05	0.00	15.42	0.07	7.92	15.42	13.00	19.10
UCBA	United Community Bancorp	452,552	70,291	83.11	2.87	0.49	0.00	13.44	(0.21)	5.31	13.44	13.40	26.89
IROQ	IF Bancorp, Inc.	457,945	82,200	75.22	8.64	0.79	0.00	15.22	0.09	7.05	15.22	15.10	26.80
CZWI	Citizens Community Bancorp, Inc.	512,522	57,293	78.93	10.34	0.65	0.00	10.05	(0.19)	0.71	10.05	10.01	16.20
CHEV	Cheviot Financial Corp.	478,080	94,753	79.57	2.70	0.90	0.00	16.54	(0.43)	7.48	16.54	14.10	25.60
FCLF	First Clover Leaf Financial Corp.	555,325	76,192	83.36	1.42	0.26	0.00	12.06	(0.02)	3.14	12.06	10.40	16.48
FSFG	First Savings Financial Group, Inc.	626,049	87,080	75.27	11.23	0.83	2.42	9.88	NA	6.66	12.29	12.62	N/A
	Average	447,029	67,948	77.50	8.23	0.71	0.24	12.94	(0.05)	5.81	13.18	12.31	20.56
	Median	455,288	73,242	79.25	7.81	0.80	0.00	12.75	0.00	5.98	12.87	12.81	19.10
	High	626,049	94,753	83.73	16.84	1.05	2.42	17.41	0.16	13.54	17.41	16.93	26.89
	Low	279,766	29,973	66.14	1.42	0.26	0.00	9.61	(0.43)	0.71	9.61	8.78	15.40
ALL THRIFTS (181)													
	Average	1,749,602	251,529	76.26	10.23	0.93	0.18	11.96	(0.09)	5.97	12.48	11.79	19.31
MIDWEST THRIFTS (55)													
	Average	568,545	85,874	78.33	8.27	1.00	0.16	11.92	(0.03)	5.29	12.08	11.36	19.06
KENTUCKY THRIFTS (1)													
	Average	348,253	63,440	78.05	5.61	0.94	0.00	15.41	0.01	7.77	15.41	14.98	24.44

(1) Calculated at the Bank level

EXHIBIT 36

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	COMMONWEALTH BANK, FSB	**773**	**108**	**665**	**0**	**0**	**118**	**966**	**(183)**	**0**	**(183)**	**(183)**
COMPARABLE GROUP												
FFNM	First Federal of Northern Michigan Bancorp, Inc.	8,531	1,048	7,483	538	1	1,397	7,946	1,737	33	2,000	1,999
WBKC	Wolverine Bancorp, Inc.	14,246	3,126	11,120	835	0	879	7,906	3,258	1,252	2,006	2,006
WAYN	Wayne Savings Bancshares, Inc.	14,734	2,142	12,592	557	0	1,792	10,668	3,159	703	2,456	2,456
LPSB	Laporte Bancorp, Inc.	17,503	3,302	14,201	(100)	328	2,110	12,076	4,663	823	3,840	3,627
UCBA	United Community Bancorp	14,960	2,585	12,375	319	(21)	3,401	13,111	2,435	438	1,997	2,011
IROQ	IF Bancorp, Inc.	19,095	3,198	15,897	427	(161)	3,173	13,036	5,446	1,940	3,506	3,611
CZWI	Citizens Community Bancorp, Inc.	24,033	4,275	19,758	1,910	(246)	3,007	18,025	2,830	1,047	1,783	1,943
CHEV	Cheviot Financial Corp.	18,510	3,694	14,816	1,328	831	2,805	13,477	3,647	1,048	2,599	2,059
FCLF	First Clover Leaf Financial Corp.	19,203	2,624	16,579	(250)	88	1,833	14,449	4,301	1,052	3,249	3,192
FSFG	First Savings Financial Group, Inc.	27,494	3,555	23,939	1,246	123	5,046	20,272	7,467	2,077	5,390	5,139
	Average	17,831	2,955	14,876	681	94	2,544	13,097	3,894	1,041	2,883	2,804
	Median	18,007	3,162	14,509	548	1	2,458	13,074	3,453	1,048	2,528	2,258
	High	27,494	4,275	23,939	1,910	831	5,046	20,272	7,467	2,077	5,390	5,139
	Low	8,531	1,048	7,483	(250)	(246)	879	7,906	1,737	33	1,783	1,943
ALL THRIFTS (181)												
	Average	67,758	17,359	50,399	1,654	807	17,547	47,943	18,853	3,980	14,638	14,001
MIDWEST THRIFTS (55)												
	Average	22,080	3,759	18,321	3,099	129	12,041	27,041	(2,654)	(7,800)	5,141	5,047
KENTUCKY THRIFTS (1)												
	Average	17,342	2,226	15,116	497	340	2,112	13,790	3,281	859	2,422	2,201

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

AS A PERCENTAGE OF AVERAGE ASSETS

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	COMMONWEALTH BANK, FSB	**4.01**	**0.56**	**3.45**	**0.00**	**0.00**	**0.61**	**5.01**	**(0.95)**	**0.00**	**(0.95)**	**(0.95)**
COMPARABLE GROUP												
FFNM	First Federal of Northern Michigan Bancorp, Inc.	3.80	0.47	3.37	0.24	0.00	0.62	3.54	0.77	0.01	0.89	0.89
WBKC	Wolverine Bancorp, Inc.	4.51	0.99	3.52	0.26	0.00	0.28	2.50	1.03	0.40	0.63	0.63
WAYN	Wayne Savings Bancshares, Inc.	3.61	0.53	3.09	0.14	0.00	0.44	2.62	0.77	0.17	0.60	0.60
LPSB	Laporte Bancorp, Inc.	3.56	0.67	2.88	(0.02)	0.07	0.43	2.45	0.95	0.17	0.78	0.74
UCBA	United Community Bancorp	2.88	0.50	2.40	0.06	(0.00)	0.65	2.52	0.47	0.08	0.38	0.39
IROQ	IF Bancorp, Inc.	3.44	0.58	2.87	0.08	(0.03)	0.57	2.35	0.98	0.35	0.63	0.65
CZWI	Citizens Community Bancorp, Inc.	4.32	0.77	3.56	0.34	(0.04)	0.54	3.24	0.51	0.19	0.32	0.35
CHEV	Cheviot Financial Corp.	3.16	0.63	2.53	0.23	0.14	0.48	2.30	0.62	0.18	0.44	0.35
FCLF	First Clover Leaf Financial Corp.	3.03	0.41	2.62	(0.04)	0.01	0.29	2.28	0.68	0.17	0.51	0.50
FSFG	First Savings Financial Group, Inc.	5.05	0.65	4.40	0.23	0.02	0.93	3.72	1.37	0.38	0.99	0.94
	Average	3.74	0.62	3.12	0.15	0.02	0.52	2.75	0.82	0.21	0.62	0.61
	Median	3.58	0.60	2.99	0.18	0.00	0.51	2.51	0.77	0.18	0.62	0.62
	High	5.05	0.99	4.40	0.34	0.14	0.93	3.72	1.37	0.40	0.99	0.94
	Low	2.88	0.41	2.40	(0.04)	(0.04)	0.28	2.28	0.47	0.01	0.32	0.35
ALL THRIFTS (181)												
	Average	3.80	1.12	3.18	0.12	0.04	0.82	3.08	0.96	0.20	0.76	0.73
MIDWEST THRIFTS (55)												
	Average	3.70	0.59	3.12	0.24	0.03	0.87	3.15	(0.40)	(1.18)	0.76	0.75
KENTUCKY THRIFTS (1)												
	Average	4.32	0.55	3.77	0.12	0.08	0.53	3.44	0.82	0.21	0.60	0.55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)
SUBJECT									
	COMMONWEALTH BANK, FSB	**4.43**	**0.73**	**3.70**	**3.81**	**(0.95)**	**(10.10)**	**(0.95)**	**(10.10)**
COMPARABLE GROUP									
FFNM	First Federal of Northern Michigan Bancorp	4.10	0.95	3.15	3.64	0.89	8.17	0.89	8.16
WBKC	Wolverine Bancorp, Inc.	4.57	1.38	3.19	3.56	0.63	3.42	0.53	2.83
WAYN	Wayne Savings Bancshares, Inc.	3.84	0.59	3.25	3.28	0.60	6.24	0.60	6.24
LPSB	Laporte Bancorp, Inc.	3.89	0.93	2.96	3.16	0.78	4.64	0.74	4.38
UCBA	United Community Bancorp	3.24	0.65	2.59	2.68	0.38	2.73	0.38	2.71
IROQ	IF Bancorp, Inc.	3.58	0.70	2.87	2.98	0.63	4.29	0.65	4.42
CZWI	Citizens Community Bancorp, Inc.	4.43	1.08	3.35	3.72	0.32	3.22	0.39	3.88
CHEV	Cheviot Financial Corp.	3.53	0.76	2.77	2.83	0.44	2.79	0.44	2.79
FCLF	First Clover Leaf Financial Corp.	3.32	0.52	2.80	2.87	0.51	4.37	0.48	4.12
FSFG	First Savings Financial Group, Inc.	4.53	0.82	3.71	3.95	0.99	6.39	0.94	6.10
	Average	3.90	0.84	3.06	3.27	0.62	4.63	0.60	4.56
	Median	3.86	0.79	3.05	3.22	0.62	4.33	0.57	4.25
	High	4.57	1.38	3.71	3.95	0.99	8.17	0.94	8.16
	Low	3.24	0.52	2.59	2.68	0.32	2.73	0.38	2.71
ALL THRIFTS (181)									
	Average	3.87	1.19	2.68	2.87	0.81	6.64	0.71	5.86
MIDWEST THRIFTS (55)									
	Average	3.68	0.75	2.93	3.05	0.78	6.34	0.76	6.22
KENTUCKY THRIFTS (1)									
	Average	4.57	0.72	3.85	3.98	0.60	3.90	0.55	3.54

* Based on average interest-earning assets.

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RESERVES AND SUPPLEMENTAL DATA

		RESERVES AND SUPPLEMENTAL DATA				
		Reserves/ Gross Loans (%)	Reserves/ NPA (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT						
	COMMONWEALTH BANK, FSB	**0.99**	**52.84**	**0.00**	**N/A**	**NM**
COMPARABLE GROUP						
FFNM	First Federal of Northern Michigan Bancorp, Inc.	0.88	26.93	0.78	61.98	1.90
WBKC	Wolverine Bancorp, Inc.	2.79	182.87	(0.07)	(444.15)	38.43
WAYN	Wayne Savings Bancshares, Inc.	1.04	60.31	0.34	64.39	22.25
LPSB	Laporte Bancorp, Inc.	1.21	62.65	0.14	(26.60)	17.65
UCBA	United Community Bancorp	2.21	60.57	0.14	90.37	17.99
IROQ	IF Bancorp, Inc.	1.20	99.09	0.11	118.61	35.62
CZWI	Citizens Community Bancorp, Inc.	1.38	247.00	0.35	120.58	37.00
CHEV	Cheviot Financial Corp.	0.66	27.75	0.20	195.29	28.74
FCLF	First Clover Leaf Financial Corp.	1.45	60.19	(0.13)	49.80	24.46
FSFG	First Savings Financial Group, Inc.	1.42	121.83	0.13	233.77	27.82
	Average	1.42	94.92	0.20	46.40	25.19
	Median	1.30	61.61	0.14	77.38	26.14
	High	2.79	247.00	0.78	233.77	38.43
	Low	0.66	26.93	(0.13)	(444.15)	1.90
ALL THRIFTS (181)						
	Average	1.47	157.18	0.20	76.46	28.01
MIDWEST THRIFTS (55)						
	Average	1.67	111.13	0.27	58.08	26.87
KENTUCKY THRIFTS (1)						
	Average	0.59	24.82	0.22	79.65	26.18

EXHIBIT 40

EXHIBIT 41

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

COMMONWEALTH BANK, FSB

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	20.21	20.22	16.22	16.17
Price to core earnings	P/CE	NM	19.91	20.05	17.47	17.19
Price to book value	P/B	57.18%	81.12%	83.26%	95.40%	92.62%
Price to tangible book value	P/TB	57.18%	84.46%	84.04%	102.71%	96.25%
Price to assets	P/A	7.13%	10.72%	10.62%	12.21%	11.64%

Pre conversion earnings	(Y)	$ (183,000)	For the twelve months ended September 30, 2014
Pre conversion core earnings	(CY)	$ (183,000)	
Pre conversion book value	(B)	$ 1,721,000	At September 30, 2014
Pre conversion tang. book value	(TB)	$ 1,721,000	
Pre conversion assets	(A)	$ 19,272,000	

Conversion expense	(X)	45.45%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	0.00%	Option % granted	(OP)	0.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	0.00%
ESOP term (yrs.)	(T)	1	Option maturity	(OM)	0
RRP amount	(M)	0.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		1.77%			
Investment rate of return, net	(RR)	1.17%			

Formulae to indicate value after conversion:

1. P/CE method: Value = $\frac{P/CE*CY}{((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM)))}$ = $ 1,430,000

2. P/B method: Value = $\frac{P/B*(B)}{(1-PB*(PCT)*(1-X-E-M))}$ = $ 1,430,000

3. P/A method: Value = $\frac{P/A*(A)}{(1-PA*(PCT)*(1-X-E-M))}$ = $ 1,430,000

VALUATION CORRELATION AND CONCLUSIONS:

	Public Shares Sold	Gross Proceeds of Public Offering	Price per Share	Total Shares Issued	TOTAL VALUE
Midpoint	**143,000**	**$1,430,000**	**10.00**	**143,000**	**$1,430,000**
Minimum	121,550	$1,215,500	10.00	121,550	$1,215,500
Maximum	164,450	$1,644,500	10.00	164,450	$1,644,500
Maximum, as adjusted	189,118	$1,891,175	10.00	189,118	$1,891,175

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF NOVEMBER 7, 2014
FINANCIAL DATA/ALL RATIOS MOST RECENT FOUR QUARTERS

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($000)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (X)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
COMMONWEALTH BANK, FSB															
Appraised value - midpoint	**1,430**	**10.00**	**0.06**	**17.49**	**NM**	**57.18**	**7.13**	**57.18**	**NM**	**0.00**	**0.00**	**0.00**	**12.47**	**(0.87)**	**(6.95)**
Minimum	1,216	10.00	0.06	18.81	NM	53.16	6.13	53.16	NM	0.00	0.00	0.00	11.53	(0.88)	(7.52)
Maximum	1,645	10.00	0.07	16.51	NM	60.56	8.11	60.56	NM	0.00	0.00	0.00	13.40	(0.84)	(6.18)
Maximum, as adjusted	1,891	10.00	0.08	15.66	NM	63.84	9.22	63.84	NM	0.00	0.00	0.00	14.44	(0.82)	(5.57)
ALL THRIFTS (181)															
Average	279,402	19.28	1.09	19.98	16.22	95.40	12.21	102.71	17.47	0.32	1.82	28.95	12.57	0.71	5.86
Median	54,980	14.75	0.73	15.96	16.17	92.62	11.64	96.25	17.19	0.16	1.09	16.84	11.89	0.53	4.16
KENTUCKY THRIFTS (1)															
Average	57,841	14.90	0.62	16.34	23.88	91.17	14.05	92.14	26.14	0.15	1.01	24.04	15.41	0.55	3.54
Median	57,841	14.90	0.62	16.34	23.88	91.17	14.05	92.14	26.14	0.15	1.01	24.04	15.41	0.51	3.32
COMPARABLE GROUP (10)															
Average	55,060	13.65	0.80	16.59	20.21	81.12	10.72	84.46	19.91	0.23	1.61	32.41	13.24	0.60	4.56
Median	56,927	12.26	0.69	14.21	20.22	83.26	10.62	84.04	20.05	0.08	0.71	12.05	12.87	0.57	4.25
COMPARABLE GROUP															
CHEV Cheviot Financial Corp.	84,854	12.65	0.40	14.13	31.63	89.55	14.81	100.99	31.63	0.00	0.00	0.00	16.54	0.44	2.79
CZWI Citizens Community Bancorp, Inc.	46,091	8.92	0.35	11.09	25.85	80.45	8.09	80.68	25.85	0.00	0.00	0.00	10.05	0.29	2.97
FCLF First Clover Leaf Financial Corp.	63,065	9.00	0.46	10.87	19.41	82.77	9.99	99.08	19.41	0.24	2.67	51.77	12.06	0.51	4.24
FFNM First Federal of Northern Michigan	14,363	4.98	0.69	10.39	7.18	47.92	4.60	50.18	7.22	0.17	3.48	25.00	9.61	0.89	8.16
FSFG First Savings Financial Group, Inc.	54,980	25.25	2.40	32.13	10.53	78.59	7.76	78.59	10.53	0.00	0.00	0.00	12.29	0.94	6.10
IROQ IF Bancorp, Inc.	73,720	16.84	0.80	18.78	21.03	89.68	13.65	90.25	21.03	0.09	0.56	11.84	15.22	0.65	4.42
LPSB Laporte Bancorp, Inc.	67,354	11.69	0.69	14.26	16.49	81.98	13.19	81.98	16.94	0.17	1.42	24.10	16.09	0.74	4.38
UCBA United Community Bancorp	58,873	11.87	0.40	14.17	29.48	83.76	11.26	83.76	28.95	0.00	0.00	0.00	13.44	0.38	2.71
WAYN Wayne Savings Bancshares, Inc.	35,978	12.75	0.88	14.24	14.49	89.52	8.70	93.52	14.49	0.33	2.58	37.33	9.72	0.60	6.24
WBKC Wolverine Bancorp, Inc.	51,319	22.50	0.88	25.86	25.58	87.01	15.15	84.33	25.57	1.32	5.85	149.55	17.41	0.53	2.83

EXHIBIT 43

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
COMMONWEALTH BANK, FSB
At the MINIMUM

1. Gross Offering Proceeds		
Offering proceeds [1]	$	1,215,500
Less: Estimated offering expenses		650,000
Net offering proceeds	$	565,500
2. Generation of Additional Income		
Net offering proceeds	$	565,500
Less: Stock-based benefit plans [2]		0
Net offering proceeds invested	$	565,500
Investment rate, after taxes		1.17%
Earnings increase - return on proceeds invested	$	6,606
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		0
Less: Stock-based incentive plan expense, net of taxes		0
Less: Option expense, net of applicable taxes		0
Net earnings increase (decrease)	$	7,190

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 9/30/14	$	(183,000)	$	(183,000)
Net earnings increase		7,190		7,190
After conversion	$	(175,810)	$	(175,810)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/14	$	1,721,000	$	1,721,000
Net cash conversion proceeds		565,500		565,500
After conversion	$	2,286,500	$	2,286,500

5. Comparative Pro Forma Assets

Before conversion - 9/30/14	$	19,272,000
Net cash conversion proceeds		565,500
After conversion	$	19,837,500

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 44

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
COMMONWEALTH BANK, FSB
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	1,430,000
Less: Estimated offering expenses		650,000
Net offering proceeds	$	780,000

2. Generation of Additional Income

Net offering proceeds	$	780,000
Less: Stock-based benefit plans [2]		0
Net offering proceeds invested	$	780,000
Investment rate, after taxes		1.17%
Earnings increase - return on proceeds invested	$	9,112
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		0
Less: Stock-based incentive plan expense, net of taxes		0
Less: Option expense, net of applicable taxes		0
Net earnings increase (decrease)	$	9,112

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 9/30/14	$	(183,000)	$	(183,000)
Net earnings increase		9,112		9,112
After conversion	$	(173,888)	$	(173,888)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/14	$	1,721,000	$	1,721,000
Net cash conversion proceeds		780,000		780,000
After conversion	$	2,501,000	$	2,501,000

5. Comparative Pro Forma Assets

Before conversion - 9/30/14	$	19,272,000
Net cash conversion proceeds		780,000
After conversion	$	20,052,000

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 45

PROJECTED EFFECT OF CONVERSION PROCEEDS
COMMONWEALTH BANK, FSB
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	1,644,500
Less: Estimated offering expenses		650,000
Net offering proceeds	$	994,500

2. Generation of Additional Income

Net offering proceeds	$	994,500
Less: Stock-based benefit plans [2]		0
Net offering proceeds invested	$	994,500
Investment rate, after taxes		1.17%
Earnings increase - return on proceeds invested	$	11,618
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		0
Less: Stock-based incentive plan expense, net of taxes		0
Less: Option expense, net of applicable taxes		0
Net earnings increase (decrease)	$	12,202

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 9/30/14	$	(183,000)	$	(183,000)
Net earnings increase		12,202		12,202
After conversion	$	(170,798)	$	(170,798)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/14	$	1,721,000	$	1,721,000
Net cash conversion proceeds		994,500		994,500
After conversion	$	2,715,500	$	2,715,500

5. Comparative Pro Forma Assets

Before conversion - 9/30/14	$	19,272,000
Net cash conversion proceeds		994,500
After conversion	$	20,266,500

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 46

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
COMMONWEALTH BANK, FSB
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	1,891,175
Less: Estimated offering expenses		650,000
Net offering proceeds	$	1,241,175

2. Generation of Additional Income

Net offering proceeds	$	1,241,175
Less: Stock-based benefit plans [2]		0
Net offering proceeds invested	$	1,241,175
Investment rate, after taxes		1.17%
Earnings increase - return on proceeds invested	$	14,499
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		0
Less: Stock-based incentive plan expense, net of taxes		0
Less: Option expense, net of applicable taxes		0
Net earnings increase (decrease)	$	15,084

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 9/30/14	$	(183,000)	$	(183,000)
Net earnings increase		15,084		15,084
After conversion	$	(167,916)	$	(167,916)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/14	$	1,721,000	$	1,721,000
Net cash conversion proceeds		1,241,175		1,241,175
After conversion	$	2,962,175	$	2,962,175

5. Comparative Pro Forma Assets

Before conversion - 9/30/14	$	19,272,000
Net cash conversion proceeds		1,241,175
After conversion	$	20,513,175

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 47

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	COMMONWEALTH BANK, FSB		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	57.18 %	*	(29.85)%	(29.94)%
Price/assets	7.13 %		(33.71)%	(30.97)%
Price/tangible book value	57.18 %		(34.01)%	(34.11)%
Price/core earnings	NM x		NM	NM
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	53.16 %	*	(34.78)%	(34.86)%
Price/assets	6.13 %		(43.05)%	(40.69)%
Price/tangible book value	53.16 %		(38.64)%	(38.74)%
Price/core earnings	NM x		NM	NM
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	60.56 %	*	(25.70)%	(25.79)%
Price/assets	8.11 %		(24.57)%	(21.45)%
Price/tangible book value	60.56 %		(30.10)%	(30.22)%
Price/core earnings	NM x		NM	NM
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	63.84 %	*	(21.67)%	(21.77)%
Price/assets	9.22 %		(14.30)%	(10.76)%
Price/tangible book value	63.84 %		(26.31)%	(26.43)%
Price/core earnings	NM x		NM	NM

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since our inception in 1985, we have provided a wide range of consulting services to over 250 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies from Oregon to Maine.

Services offered by Keller & Company include the preparation of stock and ESOP valuations, fairness opinions, business and strategic plans, capital plans, financial models and projections, market studies, de novo charter and deposit insurance applications, incentive compensation plans, compliance policies, lending, underwriting and investment criteria, and responses to regulatory comments. Keller & Company also serves as advisor in merger/acquisition, deregistration, going private, secondary offering and branch purchase/sale transactions. Keller & Company is additionally active in loan review, director and management review, product analysis and development, performance analysis, compensation review, policy development, charter conversion, data processing, information technology systems, and conference planning and facilitation.

Keller & Company is one of the leading thrift conversion appraisal firms in the United States. We have on-line access to current and historical financial, organizational and demographic data for every financial institution and financial institution holding company in the United States and daily pricing data and ratios for all publicly traded financial institutions.

Keller & Company is an approved appraiser for filing with the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and numerous state government agencies, and is also approved by the Internal Revenue Service as an expert in financial institution stock valuations. We are an affiliate member of numerous trade organizations including the American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years of front line experience and accomplishment in various areas of the financial institution, regulatory and real estate sectors, offering clients distinct and diverse areas of expertise. It is the goal of Keller & Company to provide specific and ongoing relationship-based services that are pertinent, focused and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading and most recognized financial institution consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

SUSAN H. O'DONNELL has twenty years of experience in the finance and accounting areas of the banking industry.

At the start of her career, Ms. O'Donnell worked in public accounting for Coopers & Lybrand in Cincinnati and earned her CPA. Her clients consisted primarily of financial institutions and health care companies.

Ms. O'Donnell then joined Empire Bank of America in Buffalo, New York. During her five years with Empire, Ms. O'Donnell progressed to the level of Vice President and was responsible for SEC, FHLB and internal financial reporting. She also coordinated the offering circular for its initial offering of common stock.

Ms. O'Donnell later joined Banc One Corporation where she worked for eleven years. She began her career at Banc One in the Corporate Accounting Department where she was responsible for SEC, Federal Reserve and investor relations reporting and coordinated the offering documents for stock and debt offerings. She also performed acquisition work including regulatory applications and due diligence and established accounting policies and procedures for all affiliates. Ms. O'Donnell later moved within Banc One to the position of chief financial officer of the Personal Trust business responsible for $225 million in revenue. She then provided leadership as the Director of Personal Trust Integration responsible for various savings and revenue enhancements related to the Bank One/First Chicago merger.

Ms. O'Donnell graduated from Miami University with a B.S. in Business. She also completed the Leading Strategic Change Program at The Darden School of Business and the Banc One Leadership Development Program.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

12/8/14
Date

Michael R. Keller
Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Commonwealth Bank, in the amount of $18,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

Michael R. Keller

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 8th day of December 2014.

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2017

Janet M. Mohr

NOTARY PUBLIC